Filed pursuant to Rule 424(b)(1)
Registration No. 333-120679

Prospectus

40,000,000 shares

Common stock

This is an initial public offering of shares of common stock of Wright Express Corporation. Cendant Corporation, the sole stockholder of Wright Express, is offering 40,000,000 shares and is selling its entire ownership interest in Wright Express in connection with this offering. Wright Express will not receive any proceeds from the sale of the shares being offered hereby, unless the underwriters exercise their option to purchase additional shares. Prior to this offering, there has been no public market for the common stock. The initial public offering price is $18.00.

The common stock has been approved for listing on the New York Stock Exchange under the symbol WXS.

	Per share	Total
Initial public offering price	$18.00	$720,000,000
Underwriting discounts and commissions	$0.90	$36,000,000
Proceeds, before expenses, to Cendant	$17.10	$684,000,000

Wright Express has granted the underwriters an option for a period of 30 days to purchase up to 6,000,000 additional shares of common stock to cover any over-allotments.

Investing in our common stock involves a high degree of risk. See “ Risk factors” beginning on page 13.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

JPMorgan	Credit Suisse First Boston	Merrill Lynch & Co.

Banc of America Securities LLC

Citigroup

Deutsche Bank Securities

Goldman, Sachs & Co.

Lehman Brothers

UBS Investment Bank

Wachovia Securities

February 15, 2005

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the section entitled “Risk factors” and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated, the terms “Wright Express,” the “Company,” “we,” “us” and “our” refer to Wright Express Corporation together with its subsidiaries as of the date of the closing of this offering.

Wright Express

We are a leading provider of payment processing and information management services to the U.S. commercial and government vehicle fleet industry. We provide fleets using our services with detailed transaction data, analysis tools and purchase control capabilities. We capture transaction data at approximately 180,000 fuel and vehicle maintenance locations, including over 90% of the nation’s retail fuel locations and 41,000 vehicle maintenance locations. We market our services directly to businesses and government agencies with vehicle fleets, as well as through 83 strategic relationships with fleet management companies, automotive manufacturers, fuel retailers and other companies.

We collect a broad array of transaction information at the point of sale, including the amount of the expenditure, the identification of the driver and vehicle, the odometer reading, the identity of the fuel or vehicle maintenance provider and the items purchased. This data is captured through our network, which consists of fuel and maintenance locations utilizing our proprietary software. Our network is one of the largest of its kind, and we refer to it as a “closed” network because it is only accessible through the use of our fleet charge cards. Data collected through our network, together with our purchase controls, allows us to provide fleets with comprehensive information and analysis tools to effectively manage their vehicle fleets and control costs.

We maintain long-standing relationships with our customers and strategic relationships whose ongoing fuel requirements provide us with a recurring transaction base upon which we continue to grow our business. We currently process transactions for over 280,000 commercial and government vehicle fleets with approximately 3.9 million vehicles. During the five-year period ended December 31, 2004, the number of transactions we processed for fleets grew at a compound annual rate of 13% to 205.8 million, while the aggregate dollar value of those transactions grew at a compound annual rate of 24% to $7.4 billion.

Our revenues are primarily affected by the number and dollar value of the transactions we process through our network. Depending on the nature of the products and services we provide to fleets, we earn payment processing revenue, transaction processing revenue and account servicing revenue.

•  Payment processing revenue is generated from transactions in which we process and make payments to fuel or maintenance providers on behalf of fleets. A majority of payment processing revenue is based on a percentage of the aggregate dollar amount of purchases made by fleet customers at fuel and vehicle maintenance locations on our network. We typically collect the total purchase price from the fleet within one month of the billing date.

•  Transaction processing revenue is typically generated from fixed fees we charge to some of our strategic relationships for each transaction we process and for which we generally do not make payment to fuel and maintenance providers on behalf of fleets.

•  Account servicing revenue is generated from recurring monthly account servicing fees paid by fleet customers and strategic relationships and is based on the number of vehicles for which we provide services.

In 2004, our revenues and net income were $189.1 million and $51.2 million, respectively, which represent five-year compound annual growth rates of 21% and 61%, respectively.

We market our payment processing and information management services across multiple channels by utilizing both our own sales force and the sales forces of companies with which we have strategic relationships. The table below sets forth, as of December 31, 2004, information about the fleets and vehicles we service by marketing channel:

Channel	Description	Number of fleets	Number of vehicles (in millions)	Select customers and strategic relationships
Direct	• Services branded with the Wright Express name	62,000	1.4	Con-way Transportation Services, Inc., Pepsi-Cola Metropolitan Bottling Company, Inc., United Parcel Service of America, Inc. and 18 fleets operated by state governments
Co-branded	• Services marketed for and in collaboration with 27 fleet management companies and automotive manufacturers • Uses both the brand names of the strategic relationship and Wright Express	25,000	1.1	8 of the 10 largest domestic fleet management companies, which collectively manage over 2.5 million vehicles
Private label	• Services marketed for and in collaboration with 24 fuel retailers • Uses only the brand name of the strategic relationship	183,000	1.3	2 of the largest North American oil companies as well as Amerada Hess Corporation, Gulf Oil Limited Partnership, QuikTrip Corporation and Sheetz, Inc.

We also offer a corporate MasterCard charge card product, primarily to businesses outside of the fleet vehicle industry. In 2004, we processed $717.4 million of corporate MasterCard purchase volume. Over the three-year period ended December 31, 2004, the aggregate purchase volume of our MasterCard product grew at a compound annual rate of 32%. Our MasterCard business customers generally pay their balance within one month from the billing date.

Competitive strengths

We believe the following competitive strengths distinguish us in our industry:

•  leading industry position;

•  broad “go-to-market” approach across our marketing channels;

•  proprietary closed network of approximately 180,000 fuel and vehicle maintenance locations;

•  comprehensive information services, purchase controls and technology capabilities;

•  highly scalable business model;

•  superior customer service; and

•  experienced senior management team.

Our growth strategies

We intend to pursue the following growth strategies:

•  Enhance our leadership position. We plan to enhance our industry position as a leading provider of payment processing and information management services to commercial and government fleets in the United States by continuing to deliver superior services to our customers and by continuing to establish new strategic relationships.

•  Increase our penetration of the small fleet category. We plan to increase our penetration into the small fleet category, which is comprised of fleets with fewer than 25 vehicles. We believe the small fleet category is large and under-penetrated by payment processing and information management services similar to ours. We plan to target small fleets through our affiliations with local fuel distributors.

•  Expand our product and service offerings. We believe there are significant opportunities for us to expand our product and service offerings by:

•  expanding the Wright Express Service Network, which is the vehicle maintenance portion of our proprietary closed network;

•  further penetrating heavy truck fleets;

•  adding additional fueling sites, such as truckstops and private locations, as well as mobile fueling; and

•  expanding internationally.

•  Utilize our technology to continue to improve our information management services and reporting capabilities. We have invested, and will continue to invest, in updating our technology infrastructure in order to:

•  enhance our ability to capture additional data and enable fleets to have more control over purchases at the point of sale;

•  increase the speed and the degree of customization of the reporting we provide to our customers; and

•  increase the scalability of our technology platform to help us better address the different data needs of customers and strategic relationships and to provide our services internationally.

•  Broaden our MasterCard product. We believe we can offer a differentiated charge card product to businesses in other industries that can utilize our information management services. In addition, we consider our corporate MasterCard charge card to be a beneficial supplement to our core product offering for fleets that need to make non-vehicle related purchases. We also plan to expand our MasterCard charge card product to increase our transaction processing volume in areas such as commercial travel and entertainment and purchasing.

Our liquidity sources

We fund our operating requirements primarily through cash flow generated from our operations and the issuance of certificates of deposit, money market accounts, customer deposits and borrowed federal funds through our bank subsidiary. As discussed below in “—Concurrent transaction,” concurrently with the closing of this offering, we intend to enter into a new revolving credit facility that will provide for borrowings of up to $130.0 million, of which we expect $50.0 million will be borrowed at closing to fund a portion of a special dividend that we intend to pay to Cendant in connection with this offering and $33.8 million will be used to support letters of credit.

Concurrent transaction

Concurrently with the closing of this offering, we intend to enter into a new credit agreement with a syndicate of financial institutions, including affiliates of certain underwriters of this offering, consisting of a five-year $220.0 million term loan and a five-year revolving credit facility that will provide for borrowings of up to $130.0 million. The term loan and the revolving credit facility will bear interest at floating rates tied to either the Prime Rate or LIBOR. We expect to use all of the net proceeds from the term loan and approximately $50.0 million of borrowings under our revolving credit facility to fund part of the cash portion of the special dividend to be paid to Cendant. The new credit agreement will contain restrictions on our operating flexibility and our ability to pay dividends to our stockholders. The closing of this offering and the entry into the new credit agreement are mutually conditioned upon one another.

Risk factors

An investment in our common stock is subject to a number of risks and uncertainties. Before investing in our common stock, you should carefully consider the following, as well as the more detailed discussion of risk factors and other information included in this prospectus:

•  the majority of our revenues and net income directly correlates to the dollar amount of fuel purchased by our customers, and, as a result, volatility in fuel prices could have an adverse effect on our results of operations;

•  derivative transactions may not adequately protect us from an extended decline in gasoline prices and may cause volatility in our net income;

•  we face significant competition and pricing pressure from existing competitors in our industry and may face increased competition from large financial institutions and major oil companies;

•  since we will have variable-rate indebtedness under our new credit agreement and we finance customer transactions with operating debt, rising interest rates would reduce our net income;

•  as an independent public company, we will incur increased costs;

•  we will rely on Cendant to provide transitional services to us and may not be able to replace those services at the same cost;

•  we may incur significant liability to Cendant pursuant to the indemnification provisions of the transitional agreement; and

•  prior to the completion of this offering, we will declare a special dividend to Cendant in an amount of $305.9 million. The cash portion of the special dividend will be funded from borrowings under our new credit agreement and excess cash on hand at the time of the special dividend. The special dividend will benefit only Cendant and not you as a stockholder following this offering.

Relationship with Cendant

Wright Express, which began operations in 1983, was acquired in February 1996 by an entity that subsequently merged with HFS Incorporated to form Cendant in December 1997. In June 1999, Wright Express was sold to Avis Group Holdings, Inc., which was acquired by Cendant in March 2001. Between June 1999 and March 2001, Cendant beneficially owned approximately 20% of Avis’s common stock and was Avis’s largest stockholder. Accordingly, Cendant has played a significant role in the management and growth of Wright Express since 1997. See “Business—Our history.”

Cendant is selling its entire ownership interest in us in connection with this offering. We will not receive any proceeds from this offering unless the underwriters’ option to purchase additional shares is exercised. Cendant will receive approximately $1.0 billion in connection with the disposition of its ownership interest in us. This amount primarily consists of $684.0 million in net proceeds from the sale of shares of common stock offered by Cendant in this offering and a special dividend to Cendant of approximately $305.9 million. The special dividend, which will be declared prior to the completion of this offering, will consist of a cash and a non-cash portion. The cash portion of the special dividend will be funded through borrowings of $270.0 million under a new credit agreement that we intend to enter into concurrently with the closing of this offering, and approximately $10.8 million of excess cash on hand at the time of the special dividend. The $25.1 million non-cash portion of the special dividend relates to the cancellation of the entire balance of a net receivable from Cendant.

Concurrently with the closing of this offering, we will enter into a transitional agreement with Cendant to provide for an orderly transition to being an independent public company and to govern continuing business arrangements between us and Cendant. Under the transitional agreement, Cendant will agree to provide us with various services that are important to our business.

These services will include, among others:

•  human resources, employee benefits and payroll;

•  internal audit services; and

•  telecommunications and information technology.

We estimate that we will incur costs of approximately $0.6 million for transitional services for the first 12-month period following the closing of this offering. These costs are comparable to the costs we have incurred for similar services provided by Cendant prior to this offering. The transitional agreement will also provide that we will indemnify Cendant and its affiliates for potential losses related to the operation of our business prior to this offering and for other matters.

We expect to enter into a tax receivable agreement with Cendant in connection with this offering and related transactions. We expect that, as a result of these transactions, future income taxes that we might otherwise be required to pay to various tax authorities will be reduced as a result of an increase in the tax basis of our tangible and intangible assets. Pursuant to the tax receivable agreement, we will be required to pay to Cendant 85% of the amounts by which our income taxes are actually reduced, subject to repayment provisions if it is determined that these tax savings should not have been available to us. While the actual amount and timing of any payments under the tax receivable agreement will vary depending upon a number of factors, such payments could be substantial. See “Certain relationships and related-party transactions—Tax receivable agreement.”

Corporate information

Throughout this prospectus, we refer to Wright Express Corporation, which will be a Delaware corporation, as the “Issuer.” Wright Express LLC is a wholly owned subsidiary of Cendant and currently owns and manages all of the operations described in this prospectus. Wright Express LLC began operations in 1983 as a Maine corporation and was acquired in February 1996 by an entity that subsequently merged with HFS Incorporated to form Cendant in December 1997. In June 1999, Wright Express was sold to Avis Group Holdings, Inc., which was acquired by Cendant in March 2001.

On January 19, 2005, the assets of Wright Express Solutions and Technologies, LLC were transferred to Wright Express LLC. Prior to the completion of this offering, Wright Express LLC will be converted from a Delaware limited liability company to a Delaware corporation and will change its name to Wright Express Corporation. All of the outstanding membership interests of Wright Express LLC will be converted into 40,000,000 shares of common stock and 100 shares of non-voting convertible preferred stock, with an aggregate liquidation preference of $10.0 million and a dividend preference based on a floating rate equal to the three-month LIBOR plus 150 basis points.

Our principal executive offices are located at 97 Darling Avenue, South Portland, Maine 04106. Our Internet website address is http://www.wrightexpress.com. Information accessible on our website is not, and should not be considered, part of this prospectus.

Wright Express®, WEX®, WEXOnline® and WEXIndex® are trademarks of ours.

The offering

Common stock offered by Cendant	40,000,000 shares

Common stock to be outstanding following the offering

40,269,000 shares (or 46,269,000 shares if the underwriters exercise their option to purchase additional shares in full). Amounts include an estimated 269,000 shares of common stock expected to be issued under our 2005 Equity and Incentive Plan to our executive officers and employees following this offering in exchange for Cendant securities they currently hold.

Use of proceeds

We will not receive any proceeds from the sale of shares of common stock offered by Cendant. If the underwriters exercise their option to purchase additional shares in full, the net proceeds to us from the sale of the additional shares of common stock will be $102.6 million. We expect to use any net proceeds from the exercise of the underwriters’ option for general corporate purposes, which may include repayment of borrowings under our new revolving credit facility and share repurchases.

Risk factors	See “Risk factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Dividend policy	We have no present intention to pay regular dividends on our common stock.

Stock exchange listing	Our common stock has been approved for listing on the New York Stock Exchange under the symbol WXS.

Unless otherwise indicated, information throughout this prospectus excludes:

•  The exercise by the underwriters of their option to purchase additional shares of our common stock. If the underwriters exercise their option to purchase additional shares in full, we will issue an additional 6,000,000 shares of common stock;

•  444,000 shares of common stock issuable at any time following the five-year anniversary of the date of issuance upon conversion of 100 shares of Series A non-voting convertible preferred stock that will be outstanding following completion of this offering; and

•  Approximately 3,950,000 shares of common stock (or approximately 10% of the shares of common stock outstanding after this offering) consisting of:

•  approximately 347,000 shares of common stock underlying restricted stock units to be granted on the date of pricing of this offering under our 2005 Equity and Incentive Plan;

•  approximately 540,000 shares of common stock issuable upon the exercise of vested employee stock options that will be issued upon completion of this offering under our 2005 Equity and Incentive Plan in exchange for vested and unvested Cendant stock options currently held by our executive officers and employees, at a weighted average exercise price of $14.10 per share; and

•  approximately 3,063,000 additional shares of common stock reserved for future grants under our 2005 Equity and Incentive Plan, our 401(k) plan, our officer deferred compensation plan and our employee stock purchase plan.

Throughout this prospectus, share numbers and stock option amounts to be issued in exchange for Cendant restricted stock units and stock options are based on the initial public offering price set forth on the cover page of this prospectus and the average closing price of Cendant’s common stock over a recent three trading day period. The actual amounts will change based on our stock price and Cendant’s stock price for the three trading days following the date of this prospectus.

Summary combined financial information

The following tables contain summary combined financial data for Wright Express LLC and Wright Express Solutions and Technologies, LLC. On January 19, 2005, the assets of Wright Express Solutions and Technologies, LLC were transferred to Wright Express LLC. You should read the summary combined financial data set forth below in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and the financial statements and the related notes included elsewhere in this prospectus. We derived the financial data as of and for the years ended December 31, 2004, 2003 and 2002 from our audited financial statements included elsewhere in this prospectus.

The following tables also contain summary pro forma as adjusted financial data. The summary pro forma as adjusted combined statement of income data for the year ended December 31, 2004 and the summary combined balance sheet data as of December 31, 2004 are unaudited and have been derived from the historical combined financial statements of Wright Express LLC and Wright Express Solutions and Technologies, LLC adjusted to give effect to the following:

•  the conversion of Wright Express LLC from a Delaware limited liability company to a Delaware corporation to be renamed Wright Express Corporation;

•  the special dividend to Cendant;

•  borrowings under our new credit agreement to fund a portion of the special dividend;

•  incremental public company costs and differences in costs resulting from our separation from Cendant and related transactions; and

•  a tax receivable agreement into which we will enter with Cendant.

For more information, see our unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus.

			Year ended December 31,
	2004
(in thousands, except per share, per gallon and per transaction data)	Pro forma as adjusted	Actual	2003	2002
Income statement data
Revenues:
Payment processing revenue	$129,987	$129,987	$105,263	$83,730
Transaction processing revenue	18,113	18,113	16,490	11,945
Account servicing revenue	21,167	21,167	19,118	18,039
Finance fees	9,603	9,603	7,650	5,466
Other	10,230	10,230	8,418	7,421

Total revenues	189,100	189,100	156,939	126,601

Expenses:
Salary and other personnel	52,371	49,420	47,205	42,058
Service fees	13,418	9,534	9,661	5,092
Provision for credit losses	8,131	8,131	9,431	4,977
Depreciation and amortization	7,376	7,376	7,284	8,075
Operating interest expense	6,105	5,625	4,208	4,835
Operating interest income	—	(3,197)	(1,393)	(763)
Financing interest expense	10,726	—	—	—
Other	27,079	28,051	23,609	22,204

Total expenses	125,206	104,940	100,005	86,478

Income before income taxes	63,894	84,160	56,934	40,123
Provision for income taxes	25,130	32,941	22,294	15,702

Net income	$38,764	$51,219	$34,640	$24,421

Pro forma earnings per share data
Earnings per share of common stock(1)	$0.97	$1.28	$0.87	$0.61
Weighted average shares of common stock outstanding(1)	40,000	40,000	40,000	40,000

Other operating data
Number of transactions processed:
Payment processing transactions		145,597	133,206	119,215
Transaction processing transactions		60,176	55,866	54,673

Total transactions processed		205,773	189,072	173,888

Average expenditure per payment processing transaction		$36.07	$29.98	$25.88
Average price per gallon		$1.84	$1.55	$1.35
Average number of vehicles serviced		3,745	3,403	3,217
Total MasterCard purchase volume(2)		$717,366	$570,928	$375,165

	As of December 31, 2004		As of December 31, 2003
(in thousands)	Pro forma as adjusted	Actual
Selected balance sheet data
Cash and cash equivalents	$27,431	$31,806	$22,134
Accounts receivable, net	447,169	447,169	302,317
Total assets	1,208,895	812,689	583,610
Accounts payable	197,647	197,647	125,666
Deposits and borrowed federal funds	221,457	221,457	115,784
Revolving credit facility	50,000	—	—
Term loan	220,000	—	—
Series A non-voting convertible preferred stock(3)	10,000	—	—
Member’s/stockholders’ equity	41,092	284,250	258,332

(1) Earnings per share of common stock and the weighted average shares of common stock outstanding reflect the number of shares of common stock we expect to have outstanding upon the completion of this offering. The dilutive effect of existing awards related to Cendant common stock to be converted into equity awards related to our common stock in connection with this offering has not been reflected in either earnings per share of common stock or the weighted average shares of common stock outstanding as such amounts are not determinable until completion of this offering.

(2) Total MasterCard purchase volume reflects the aggregate dollar value of MasterCard purchase transactions processed by us on behalf of our customers.

(3) The Series A non-voting convertible preferred stock has been classified outside of stockholders’ equity because it is subject to redemption at the option of the holder five and one-half years from the date of issuance and each year thereafter and mandatorily redeemable ten years from the date of issuance. Dividends paid on the Series A non-voting convertible preferred stock will be included on our combined statement of income as financing interest expense.

Risk factors

You should carefully consider the following risks and all the information set forth in this prospectus before investing in our common stock.

Risks relating to our company

The majority of our revenues and net income directly correlates to the dollar amount of fuel purchased by our customers, and, as a result, volatility in fuel prices could have an adverse effect on our results of operations.

In 2004, approximately 64% of our total revenues was attributable to fees paid to us by fuel and vehicle maintenance providers based on a negotiated percentage of the purchase price paid by our customers. Our customers primarily purchase fuel. Accordingly, our revenues and profitability are largely dependent on fuel prices, which are prone to significant volatility. For example, we estimate that during 2004, a ten cent decline in average fuel prices below average actual prices would have resulted in approximately a $6.0 million decline in 2004 revenue and a $3.2 million decline in 2004 net income. Although we have benefited from historically high fuel prices during 2003 and 2004, a significant decline in the price of fuel in future periods could have a material adverse effect on our results of operations.

Fuel prices are dependent on several factors, all of which are beyond our control. These factors include, among others:

•  supply and demand for oil and gas, and expectations regarding supply and demand;

•  actions by the Organization of Petroleum Exporting Countries (OPEC), Russia, Mexico or other major oil producing nations;

•  political conditions in other oil-producing and gas-producing countries, including insurgency, terrorism or war;

•  refinery capacity;

•  weather;

•  the prices of foreign exports and the availability of alternate fuel sources;

•  general worldwide economic conditions; and

•  governmental regulations and tariffs.

Derivatives transactions may not adequately protect us from an extended decline in gasoline prices and may cause volatility in our net income.

Because the majority of our revenues and net income correlate directly to fuel prices, which are prone to significant volatility, in January 2005 we entered into contracts to economically hedge our exposure to the volatility of future fuel prices. These transactions may expose us to the risk of financial loss if for example the counterparties fail to perform under the contracts governing those arrangements, we unwind our position before the expiration of the contract or there is a sudden material change in fuel prices. The success of our derivatives strategy depends upon, among other things, our ability to forecast the amount of fuel purchases by fleets using our services. To the extent our forecasts are inaccurate these derivative contracts may be inadequate to protect us against significant changes in fuel prices or over-expose us to fuel price volatility. Unrealized gains and losses on these contracts will be recorded each quarter to reflect changes in the market value of the underlying contracts. As a result, our quarterly net income may be prone to significant volatility.

Our industry has become increasingly competitive, which makes it more difficult for us to maintain profit margins at historical levels.

We face increased levels of competition in each category of the overall industry from several companies that seek to offer competing capabilities and services. Historically, we have primarily been able to provide customers with a unique spectrum of services and capabilities and, therefore, we have not considered price to be the exclusive or even the primary basis on which we compete. As our competitors have continued to develop their service offerings, it has become increasingly more difficult for us to compete solely on the basis of superior capabilities or service. In some areas of our business, we have been forced to respond to competitive pressures by reducing our fees. For example, over the past few years we have experienced a steady decline in account servicing revenue as a percentage of total revenues. Account servicing revenue is the revenue we earn from establishing and maintaining customer accounts. We have also experienced a small decline in the percentage of the dollar amount that we retain from transactions we process, which percentage we negotiate with fuel and vehicle maintenance providers. If these trends continue and if competition intensifies, our profitability may be adversely impacted.

While we have traditionally offered our services to all categories of the fleet industry, with particular emphasis on mid-sized and large commercial fleets, some of our competitors have successfully garnered significant share in particular categories of the overall industry. For example, we believe U.S. Bank Voyager Fleet Systems, Inc. has the largest share among the government fleet category of the industry and Comdata Corporation has a significant share of the heavy truck category. To the extent that our competitors are regarded as leaders in specific categories, they may have an advantage over us as we attempt to further penetrate these categories.

We also face increased competition from our competitors servicing the fleet industry in our efforts to forge relationships with companies that can afford us access to their fleet customers. This heightened level of competition makes it more difficult for us to enter into new relationships and renew existing relationships on the same terms.

We may face competition from large financial institutions which have not traditionally focused on our business.

Large financial institutions have not traditionally focused on providing fleets with products and services similar to ours, but they may do so in the future. Potential competitors, such as financial institutions that can issue Visa and MasterCard products and American Express credit and charge cards, may have substantially greater financial resources and brand name recognition than we have. Although these companies offer products and services with similar features to ours, they do not currently offer fleets the level of information management, security and purchasing control that we provide through our proprietary closed network. These companies may either develop applications that allow them to offer products with similar features to ours or enter into strategic alliances or other relationships. Large financial institutions may have pre-existing financial and other business relationships with companies with which we have strategic relationships. These companies could potentially bundle fleet services similar to those that we offer with a larger array of financial services. If these companies were to focus on providing these services to fleets, we could face significant competition and our ability to maintain and attract customers could be diminished.

Major oil companies may provide service offerings targeted toward their fleet customers, which may compete with our services.

Major oil companies have not traditionally provided universally-accepted transaction processing and information management services specifically tailored to their fleet customers. Rather, oil companies have entered into strategic relationships with us and other companies to provide these services, typically for a fee equal to a small percentage of the dollar amount of purchases or a fixed fee made by the small fleet customer at the oil company’s locations. To the extent major oil companies were to develop and promote universally-accepted fleet transaction services similar to ours, they could potentially offer fleets using their transaction services better fuel pricing at their locations than would be available to our customers, which would diminish the attractiveness of our offerings.

Our business and results of operations are dependent on several key strategic relationships, the loss of which could adversely affect our combined results of operations.

Revenue we received from services we provided to our top five strategic relationships accounted for approximately 23% of our revenues in 2004. Included in our top five strategic relationships are two of the largest North American oil companies and three of the largest domestic fleet management companies. For our co-branded and private label relationships, the ultimate fleet customer maintains a primary relationship with the fleet management company, automobile manufacturer or fuel retailer with which we have contracted to provide our services. These fleets are often unaware of our role in providing services to them, and we are not in primary control of the relationship with the fleet customer. Accordingly, we are highly dependent on maintaining our strategic relationships and our business and results of operations may be prone to greater volatility and uncertainty than would be the case if we had direct relationships with all of the fleets for which we provided services.

Likewise, we also have agreements with the major oil companies and fuel retailers whose locations accept our payment processing services. Through these agreements, we are able to include their locations in our proprietary closed network. If the termination of any of these agreements reduces the number of locations where our payment processing services are accepted, we could lose our competitive advantage and our business and results of operations could be adversely affected.

Decreased demand for fuel and other vehicle products and services could harm our business and results of operations.

Our results of operations are dependent on the number of transactions we process and the dollar value of those transactions. We believe that our transaction volume is correlated with general economic conditions in the United States. A downturn in the United States economy is generally characterized by reduced commercial activity and, consequently, reduced purchasing of fuel and other vehicle products and services.

In addition, demand for fuel and other vehicle products and services may be reduced by other factors that are beyond our control, such as the development by vehicle manufacturers and adoption by our fleet customers of vehicles with greater fuel efficiency or alternative non-liquified fuel sources.

Our ability to remain competitive depends on our rapid implementation of new technology and systems, and our failure to effectively implement new technology could jeopardize our position as a leader in our industry.

As a provider of information management and payment processing services, we must constantly adapt and respond to the technological advances offered by our competitors and the informational requirements of our customers, including those related to the Internet, in order to maintain and improve upon our competitive position. We may not be able to expand our technological capabilities and service offerings as rapidly as our competitors, which could jeopardize our position as a leader in our industry.

In March 2005, we intend to transition a large strategic relationship to our new technology platform and we expect to continue to transition our customers and strategic relationships to our new technology platform over time. As we commence widespread implementation of our new technology platform, there is a risk that programming errors, hardware constraints or other problems may occur. Such problems could result in service outages or delays, corruption or loss of important data and/or customer dissatisfaction. We may not be able to implement our new operating systems without encountering problems that could harm our business.

We are dependent on technology systems and electronic communications networks managed by third parties which could result in our inability to prevent service disruptions.

Our ability to process and authorize transactions electronically depends on our ability to electronically communicate with our fuel and vehicle maintenance providers through point-of-sale devices and electronic networks that are owned and operated by third parties. The electronic communications networks upon which we depend are often subject to disruptions of various magnitudes and durations. Any severe disruption of one or all of these networks could impair our ability to authorize transactions or collect information about such transactions, which, in turn, could harm our reputation for dependable service and adversely affect our results of operations. In addition, our ability to collect enhanced data relating to our customers’ purchases may be limited by the use of older point-of-sale devices by fuel and vehicle maintenance providers. To the extent that fuel and vehicle maintenance providers within our network are slow to adopt advanced point-of-sale devices, we may not be able to offer the services and capabilities our customers demand.

If we fail to adequately assess and monitor credit risks of our customers, we could experience a significant increase in bad debt expense.

We are subject to the credit risk of a majority of our customers, many of which are small to mid-sized businesses. We use various formulae and models to screen potential customers and establish appropriate credit limits, but these formulae and models cannot eliminate all potential bad credit risks and may not prevent us from approving applications that are fraudulently completed. Increases in average fuel prices can require us to periodically increase credit limits for a significant number of our customers. Moreover, businesses that are good credit risks at the time of application may become bad credit risks over time and we may fail to detect such change. In times of economic recession, the number of our customers who default on payments owed to us tends to increase. If we fail to adequately manage our credit risks, our bad debt expense could be significantly higher than it has been in the past.

The loss or suspension of our charter for our Utah industrial bank would be disruptive to our operations and increase costs.

Our bank regulatory status enables us to issue certificates of deposit, accept money market deposits and borrow federal funds. In 2004, average deposits and borrowings by our bank subsidiary were approximately $183.2 million. These funds were used to support our payment processing operations, which require us to make payments to fuel and maintenance providers on behalf of fleets. Our bank subsidiary also enables us to operate under a uniform set of state lending laws. Our bank operations are subject to extensive state and federal regulation. We are currently licensed on the state level by the Utah Department of Financial Institutions and at the federal level by the Federal Deposit Insurance Corporation. Continued licensing and federal deposit insurance are subject to ongoing satisfaction of compliance and safety and soundness requirements. For example, our bank must be well capitalized and satisfy a range of additional capital requirements. If we were to lose our bank charter, we would either outsource our credit support activities or perform these activities through our corporate parent company which would subject us to the credit laws of each individual state in which we conduct business. Any such change would be disruptive to our business and could result in significant incremental costs. Moreover, our bank’s ability to pay dividends is subject to regulatory constraints, which may affect our ability to pay dividends to our stockholders. In addition, changes in the bank regulatory environment, including the implementation of new or varying measures or interpretations by the state of Utah or the U.S. federal government, may significantly affect or restrict the manner in which we conduct our business in the future.

We may not be able to adequately protect the data we collect about our customers, which could subject us to liability and damage our reputation.

We collect and store data about our customers and their fleets, including bank account information and spending data. Our customers expect us to keep this information in our confidence. We may experience attempts by experienced programmers or “hackers” to penetrate our network security. A party who is able to penetrate our network security could misappropriate our proprietary information or cause interruptions in our WEXOnline® web site. We may be required to expend significant capital and other resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches. Moreover, any security breach or inadvertent transmission of information about our customers could expose us to liability and/or litigation and cause damage to our reputation.

In addition, when we fund customer transactions, we typically assume the risk of losses due to unauthorized or fraudulent use of our charge cards, which could be substantial. We do not maintain any insurance to protect us against any such losses.

Since we will have approximately $270.0 million of variable-rate indebtedness under our new credit agreement and we finance customer transactions with deposits and borrowed federal funds, rising interest rates would reduce our net income.

We will have approximately $270.0 million of indebtedness outstanding following this offering under our new credit agreement that will bear interest at rates that vary with changes in overall market interest rates for instruments of similar term. Market interest rates, which were at historical low levels in 2003 and 2004, have been rising steadily over the past several months. For every 1.0%, or 100 basis point, increase in market interest rates following this offering, we would incur approximately $2.7 million per year in incremental financing interest expense under our new credit agreement.

We would also face increased borrowing costs to fund our payment processing operations during periods of higher interest rates. During 2004, we had an average accounts receivable balance in respect of these funding activities of $418.9 million. We generally support our funding activities through the issuance of certificates of deposit, escrow deposits in the form of money market deposits, customer deposits and borrowed federal funds through our bank subsidiary, in each case, with maturities of less than six months. Accordingly, our borrowing costs fluctuate in proportion to short term-interest rates prevailing in the market. Our operating interest expense was $5.6 million in 2004. However, for every 1.0%, or 100 basis point, increase in average market interest rates, we would have incurred approximately $1.8 million in incremental operating interest expense in 2004.

To the extent we do not to hedge or otherwise mitigate our exposure to rising interest rates in the future, our income before income taxes will be reduced by the amount of incremental interest expense.

We depend on key management and if we are unable to retain those employees, we could lose valuable strategic and customer relationships.

We believe that our future depends, in part, on the continued services of our senior management team, including Michael Dubyak, our president and chief executive officer, who has been with Wright Express since 1986. Losing the services of Mr. Dubyak or other members of our senior management team could adversely affect our strategic and customer relationships and impede our ability to execute our growth strategies. We do not currently maintain key person life insurance policies with respect to our executive officers.

We intend to enter into a credit agreement that may restrict our operating flexibility.

Concurrently with the closing of this offering, we intend to enter into a new credit agreement that will consist of a $220.0 million term loan and a revolving credit facility that will provide for borrowings of up to $130.0 million. The credit agreement will contain restrictions on our and our subsidiaries’ ability to, among other things:

•  pay dividends to our stockholders;

•  sell or transfer all or substantially all of our property or assets;

•  incur more indebtedness or make guarantees;

•  grant or incur liens on our assets;

•  make investments, loans, advances or acquisitions;

•  engage in mergers, consolidations, liquidations or dissolutions;

•  engage in transactions with our affiliates;

•  enter into sales or leasebacks; and

•  change our accounting policies or reporting practices.

The restrictions contained in the credit agreement could hurt our ability to finance our future operations or capital needs or make acquisitions that may be in our best interest. In addition, our credit agreement will require that we comply with several financial maintenance covenants. Specifically, we expect that our new credit agreement will contain financial covenants requiring us to maintain a maximum consolidated leverage ratio and a minimum consolidated fixed charge coverage ratio at the end of each fiscal quarter. The credit agreement will require us to maintain a maximum consolidated leverage ratio of 3.50 to 1.00 at the end of each fiscal quarter until September 30, 2005, 3.00 to 1.00 at the end of each fiscal quarter until September 30, 2006, 2.50 to 1.00 at the end of each fiscal quarter until September 30, 2007, 2.00 to 1.00 at the end of each fiscal quarter until September 30, 2008 and 1.50 to 1.00 at the end of each fiscal quarter until the maturity date. The credit agreement will also require us to maintain a minimum consolidated fixed charge coverage ratio of 1.25 to 1.00 at the end of each fiscal quarter until December 31, 2006 and 1.50 to 1.00 at the end of each fiscal quarter until the maturity date. Our ability to comply with these financial requirements and other restrictions may be affected by events beyond our control, and our inability to comply with them could result in a default under our credit agreement. If a default occurs under our credit agreement, the lenders under the revolving credit facility or term loan could elect to declare all of the outstanding borrowings, as well as accrued interest and fees, to be due and payable and require us to apply all of our available cash to repay those borrowings. In addition, a default may result in higher rates of interest and the inability to obtain additional capital.

We have benefited from being a subsidiary of much larger entities and we may not be able to maintain our historical growth rate as an independent company.

Cendant has been our parent company since March 2001. From June 1999 to March 2001, Avis Group Holdings, Inc., or Avis, was our parent company. From December 1997 to June 1999, we were a wholly owned subsidiary of Cendant and, from February 1996 to December 1997, we were a wholly owned subsidiary of an entity that subsequently merged with HFS Incorporated to form Cendant. Accordingly, all of our recent growth has occurred while we were a subsidiary of much larger entities. In the past, our ability to establish important business relationships has been facilitated by our affiliation with these respective parent companies. Our co-branded strategic relationship with PHH Vehicle Management Services, LLC was established while we and it were subsidiaries of Avis. In addition, as a subsidiary of Cendant, we entered into agreements with Jackson Hewitt Tax Service Inc., formerly a subsidiary of Cendant, and Cendant Travel Distribution Services, Inc. to provide MasterCard products. These business relationships have contributed to our historical growth. As an independent company, we may not be able to sustain the same level of growth in our business as we have experienced as a subsidiary of Cendant or Avis. See “Certain relationships and related-party transactions.”

We will rely on Cendant to provide transitional services to us and may not be able to replace those services at the same cost.

Simultaneously with the closing of this offering, we will enter into an agreement that will require Cendant to provide transitional services to us. The terms of the services to be provided under the transitional agreement vary depending on the specific service to be provided, with the majority of the terms expiring by December 31, 2005. We may be unable to sustain these services at the same level as when we were controlled by Cendant. After the expiration of this agreement, we may not be able to replace these services in a timely manner or on terms and conditions, including cost, as those we have historically received from Cendant. This agreement will be entered into in the context of a parent-subsidiary relationship and will be negotiated in the context of this offering. Accordingly, this agreement may not reflect terms that would have resulted from arms-length negotiations with unaffiliated third parties. After this offering, we intend to transition such services to similar services to be provided by our internal resources, as well as to contract with unaffiliated third party providers for which we expect to incur higher costs.

We may incur significant liability to Cendant pursuant to the indemnification provisions of the transitional agreement.

The transitional agreement will provide that we will indemnify Cendant and its affiliates against potential losses based on, arising out of or resulting from:

•  any breach by us of the transitional agreement with Cendant;

•  claims by third parties relating to the ownership or the operation of our assets or properties and the operation or conduct of our business, whether in the past or future, including any litigation pending against Cendant at the time of closing, if any, with respect thereto;

•  any other activities we engage in;

•  tax sharing arrangements;

•  any third party claims relating to other acts or omissions arising out of performance of the transitional agreement, the sublease or the sublease assignment and assumption agreement whether in the past or future;

•  any guaranty, keepwell, net worth or financial condition maintenance agreement of or by Cendant provided to any parties with respect to any of our or our subsidiaries’ actual or contingent obligations;

•  liabilities under the Securities Act of 1933 related to this offering; and

•  other matters described in the transitional agreement.

We will be required to pay Cendant for most of the tax benefits we receive in connection with this offering and related transactions.

We expect that, as a result of this offering and related transactions, the tax basis of our tangible and intangible assets will be increased to reflect their fair market value. For this purpose, we believe that the fair market value of our assets will be based in part upon the initial public offering price of our common stock. We further expect that this increase in tax basis will reduce the amount of United States federal income tax that we might otherwise be required to pay in the future. In this regard, we intend to enter into a tax receivable agreement with Cendant that will require us to pay Cendant 85% of any tax savings that we realize. Under the tax receivable agreement, tax savings that we realize will equal the difference between (i) the income taxes that we would pay if the tax basis of our assets was as currently shown on our books and (ii) the income taxes that we actually pay taking into account depreciation and amortization deductions attributable to the fair market value basis in our assets. We expect to make these payments to Cendant on a quarterly basis over the period in which tax savings are realized, which could exceed 20 years. While the actual amount and timing of payments under the tax receivable agreement will vary depending upon a number of factors, including the fair market value of our assets, whether we generate net operating losses for tax purposes, and our effective tax rate during the amortization period, we expect that, as a result of the size of the increase in the tax basis of our tangible and intangible assets, the payments that may be made to Cendant could be substantial. Based on the initial offering price for our common stock and assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize the full tax benefit of the increased amortization of our assets, we anticipate that future payments to Cendant will be approximately $450.8 million in the aggregate over the expected term of the tax receivable agreement.

Actions taken by us prior to the completion of this offering are intended to be in the best interest of Cendant and such actions may conflict with your interests.

Prior to the completion of this offering, we have operated as a wholly owned subsidiary of Cendant. The purpose of this offering, the borrowings under our new credit agreement, the tax receivable agreement and the payment of the special dividend to Cendant, each as described in this prospectus, is to benefit Cendant in connection with its disposition of its entire ownership interest in us. This purpose is not aligned with the interests of our stockholders following this offering, and in evaluating the transactions and agreements with Cendant that are described in this prospectus, you should be aware that actions taken by us prior to the completion of this offering are intended to be in the best interest of Cendant and such actions may conflict with your interests.

Specifically, prior to the completion of this offering, we will declare a special dividend to Cendant of $305.9 million (consisting of approximately $280.8 million of cash and the cancellation of the entire balance of the net receivable from Cendant of $25.1 million). We intend to borrow $270.0 million under our new credit agreement and use excess cash on hand in order to fund the cash portion of the special dividend.

Risks related to our common stock

There may be a limited public market for our common stock, and our stock price may experience volatility.

An active trading market for our common stock may not develop as a result of this offering or be sustained in the future. In addition, the stock market has from time to time experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of particular companies. Changes in earnings estimates by analysts and economic and other external factors may have a significant impact on the market price of our common stock. Fluctuations or decreases in the trading price of our common stock may adversely affect the liquidity of the trading market for our common stock and our ability to raise capital through future equity financing.

If any entity controls 5% or more of our common stock and such entity has caused a violation of applicable banking laws by its failure to obtain any required approvals prior to acquiring such common stock, we will have the power to restrict such entity’s ability to vote such shares.

As owners of a Utah industrial bank, we are subject to banking regulations that require any entity that controls 5% or more of our common stock to obtain the prior approval of Utah banking authorities, and any person or entity who controls 10% or more of our common stock must obtain the prior approval of federal banking regulators. A failure to comply with these requirements could result in sanctions, including the loss of our Utah industrial bank charter. Our certificate of incorporation will require that if any stockholder fails to provide us with satisfactory evidence that any required approvals have been obtained, we may, or will if required by state or federal regulators, restrict such stockholder’s ability to vote such shares with respect to any matter subject to a vote of our stockholders.

Provisions in our charter documents, Delaware law and applicable banking law may delay or prevent our acquisition by a third party.

Our certificate of incorporation, by-laws and our rights plan will contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our board of directors. These provisions include, among other things, a classified board of directors, the elimination of stockholder action by written consent, advance notice for raising business or making nominations at meetings of stockholders and “blank check” preferred stock. Blank check preferred stock enables our board of directors, without stockholder approval, to designate and issue additional series of preferred stock with such special dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitations on conversion, as our board of directors may determine, including rights to dividends and proceeds in a liquidation that are senior to the common stock. These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding voting common stock. We are also subject to certain provisions of Delaware law which could delay, deter or prevent us from entering into an acquisition, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a business combination with an interested stockholder unless specific conditions are met. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock.

In addition, because we own a Utah industrial bank, any purchaser of our common stock who would own 5% or more of our common stock after such purchase would be required to obtain the prior consent of Utah banking authorities and any purchaser of our common stock who would own 10% or more of our common stock would be required to obtain the consent of federal banking authorities prior to consummating any such acquisition. These regulatory requirements may preclude or delay the purchase of a relatively large ownership stake by certain potential investors.

Our stockholder rights plan could prevent you from receiving a premium over the market price for your shares of common stock from a potential acquirer.

Prior to the completion of this offering, our board of directors will approve the adoption of a stockholder rights plan, which will become effective upon completion of this offering. This plan will entitle our stockholders to acquire shares of our common stock at a price equal to 50% of the then current market value in limited circumstances when a third party acquires 15% or more of our outstanding common stock or announces its intent to commence a tender offer for at least 15% of our common stock, in each case, in a transaction that our board of directors does not approve. The existence of these rights would significantly increase the cost of acquiring control of our company without the support of our board of directors because, under these limited circumstances, all of our stockholders, other than the person or group that caused the rights to become exercisable, would become entitled to purchase shares of our common stock at a discount. The existence of the rights plan could therefore deter potential acquirers and thereby reduce the likelihood that you will receive a premium for your common stock in an acquisition.

You will be immediately diluted by $20.41 per share of common stock you purchase in this offering.

The net tangible book value of our assets as of December 31, 2004, after giving effect to adjustments relating to this offering and related transactions, would have been approximately $(96.4) million, or $(2.41) per share. Based on the book value of our tangible assets and liabilities and the initial public offering price of $18.00 per share, you will experience an immediate dilution of $20.41 for each share of common stock that you purchase in this offering.

Some of the underwriters participating in this offering will indirectly receive benefits from this offering in addition to their underwriting discounts and commissions.

As described in “Underwriting,” Cendant intends to use all or a portion of the net proceeds from this offering to repay the debt outstanding under its credit facilities. Assuming Cendant uses all of such proceeds to repay outstanding amounts under the credit facilities, affiliates of several of the underwriters of this offering, including JPMorgan and Citigroup, may receive in the aggregate up to approximately $461.0 million in connection with such repayment. In addition, affiliates of some of the underwriters will receive arrangement, commitment and placement fees not to exceed $5.0 million in the aggregate in connection with the transactions described in this prospectus. The intended use of proceeds by Cendant and the additional fees associated with our new credit agreement may create a conflict of interest because they may give affiliates of the underwriters an interest in the successful completion of this offering beyond the underwriting discounts and commissions the underwriters will receive from this offering. Because some of the underwriters may receive more than 10% of the entire net proceeds in this offering, this offering is being made using a “qualified independent underwriter” as contemplated by Rule 2720 of the Conduct Rules of the NASD, Inc. Credit Suisse First Boston LLC will assume the responsibilities of acting as a qualified independent underwriter. In such role, Credit Suisse First Boston LLC has performed due diligence investigations and reviewed and participated in the preparation of this prospectus and the registration statement. The initial public offering price of the shares of common stock offered hereby is not higher than the price recommended by Credit Suisse First Boston LLC.

Special note regarding forward-looking statements

This prospectus, including the sections entitled “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business,” contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include those listed under “Risk factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continues” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we do not undertake any obligation to update any forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations. All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause results to differ materially from those indicated in such statements. We believe that these factors include, but are not limited to, the following:

•  volatility in fuel prices;

•  effectiveness of our derivatives transactions;

•  competition from existing competitors in our industry and from large financial institutions and major oil companies that have not traditionally focused on our business;

•  the loss of key strategic relationships;

•  decreased demand for fuel and other vehicle products and services and the effect of general economic conditions on the commercial activity of fleets;

•  our ability to rapidly implement new technology and systems;

•  our dependence on technology systems and electronic communications networks managed by third parties;

•  the credit risk of our customers;

•  the loss or suspension of our charter for, and changes in the governmental regulations relating to, our bank subsidiary;

•  our ability to adequately protect the data we collect about our customers;

•  changes in interest rates;

•  changes in our key management;

•  our compliance with covenants in our new credit agreement;

•  our ability to sustain or negotiate services currently provided by Cendant at reasonable costs;

•  liability incurred pursuant to the indemnification provisions of the transitional agreement with Cendant;

•  our payment to Cendant for tax benefits; and

•  changes in accounting policies.

Use of proceeds

We will not receive any proceeds from the sale of shares of common stock being offered by Cendant. If the underwriters exercise their option to purchase additional shares in full, the net proceeds to us from the additional shares of common stock will be $102.6 million. We expect to use any net proceeds from the exercise of the underwriters’ option for general corporate purposes, which may include repayment of borrowings under our new five-year revolving credit facility, which will bear interest at floating rates tied to either the Prime Rate or LIBOR, and share repurchases. We expect to borrow approximately $50.0 million under our new revolving credit facility to fund a portion of the special dividend we intend to pay to Cendant in connection with this offering. All or a portion of this amount could be repaid if the underwriters’ option is exercised. Pending the use of such proceeds, we intend to invest the proceeds in short-term interest-bearing instruments or money-market accounts.

Dividend policy

We have no present intention to pay regular dividends on our common stock. Any determination to pay dividends to holders of our common stock in the future will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, legal requirements and other factors as the board of directors deems relevant.

In addition, any dividends on our common stock will be subject to the prior payment of the dividend preference on the shares of our Series A non-voting convertible preferred stock, which will be based on a floating rate equal to the three-month LIBOR plus 150 basis points.

We will depend on future dividends and other permitted payments from our subsidiaries to pay dividends to our stockholders. Our wholly owned bank subsidiary’s ability to pay dividends, as well as our ability to pay dividends, is subject to regulatory and other constraints. See “Business—Regulation—Restrictions on dividends.” In addition, our new credit agreement will limit our ability to pay dividends and we may in the future become subject to debt instruments or other agreements that further limit our ability to pay dividends. We have been, and until the completion of this offering will be, a wholly owned subsidiary of Cendant. We paid no dividends to Cendant in 2003 and $25.3 million of dividends to Cendant in the year ended December 31, 2004 in order to distribute excess cash on hand to our parent company, Cendant; however, such payments are not indicative of our future dividend policy.

Prior to the completion of this offering, we will declare a special dividend to Cendant of $305.9 million, which will consist of a cash and non-cash portion.

Capitalization

The following table, which should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and the combined financial statements and the accompanying notes included elsewhere in this prospectus, sets forth the cash and cash equivalents and combined capitalization as of December 31, 2004 for:

•  Wright Express LLC and its consolidated subsidiaries and Wright Express Solutions and Technologies, LLC on an actual basis;

•  Wright Express Corporation on a pro forma basis to reflect the conversion of Wright Express LLC from a Delaware limited liability company to a Delaware corporation; and

•  Wright Express Corporation on a pro forma as adjusted basis to also reflect:

•  a special dividend to Cendant, which will benefit only Cendant and not you as a stockholder; and

•  borrowings under our new credit agreement.

As of December 31, 2004 (in thousands, except share data)	Actual	Pro forma	Pro forma as adjusted
Cash and cash equivalents	$31,806	$31,806	$27,431

Revolving credit facility	—	—	50,000
Term loan	—	—	220,000
Preferred stock; 10,000,000 shares authorized:
Series A non-voting convertible preferred stock; 100 shares authorized, issued and outstanding(1)	—	10,000	10,000

Member’s/stockholders’ equity:
Member’s contribution	182,379	—	—
Common stock $0.01 par value; 175,000,000 shares of common stock authorized; 40,000,000 shares of common stock issued and outstanding	—	400	400
Additional capital	—	171,979	40,690
Retained earnings	101,869	101,869	—
Accumulated other comprehensive income	2	2	2

Total member’s/stockholders’ equity	284,250	274,250	41,092

Total capitalization	$284,250	$284,250	$321,092

(1) The Series A non-voting convertible preferred stock has been classified outside of stockholders’ equity because it is subject to redemption at the option of the holder five and one-half years from the date of issuance and each year thereafter and mandatorily redeemable ten years from the date of issuance. Dividends paid on the Series A non-voting convertible preferred stock will be included on our combined statement of income as financing interest expense.

Dilution

Purchasers of our common stock in this offering will suffer an immediate and substantial dilution in net tangible book value per share. Dilution is the amount by which the offering price paid by the purchasers of our common stock exceeds the pro forma as adjusted net tangible book value per share of our common stock after the offering. Pro forma net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of our common stock deemed to be outstanding on the date the book value is determined.

At December 31, 2004, we had a net tangible book value of $136.8 million, or $3.42 per share of common stock on a pro forma basis to give effect to the issuance of 40,000,000 shares of common stock and 100 shares of Series A non-voting convertible preferred stock to Cendant in the conversion of Wright Express LLC to Wright Express Corporation. After giving effect to the other adjustments relating to this offering and related transactions as if they had occurred on December 31, 2004, our pro forma as adjusted net tangible book value at December 31, 2004 would have been $(96.4) million, or $(2.41) per share of common stock. We also adjusted the net tangible book value of our assets to give effect to the special dividend to Cendant.

The following table illustrates this per share dilution:

Initial public offering price per share		$18.00
Pro forma net tangible book value per share at December 31, 2004	$3.42
Decrease in pro forma net tangible book value per share resulting from the special dividend to Cendant	(7.82)
Increase in pro forma net tangible book value per share resulting from adjustments associated with the tax receivable agreement	1.99

Pro forma as adjusted net tangible book value per share at December 31, 2004		(2.41)

Dilution per share to new investors		$20.41

The discussion and table above exclude 1,156,000 shares of common stock issuable upon the exercise of stock options or vesting of restricted stock units that will be issued under our 2005 Equity and Incentive Plan on or about the closing date of this offering and 2,794,000 shares that will be available for future issuance under our equity incentive plans. To the extent that any of these options are exercised or restricted stock units vest, there will be further dilution to new investors. This table also excludes 444,000 shares of common stock issuable at any time following the five year anniversary of the date of issuance upon conversion of 100 shares of Series A non-voting convertible preferred stock that will be outstanding following completion of this offering.

Selected historical combined financial data

Wright Express LLC and Wright Express Solutions and Technologies, LLC have been wholly owned subsidiaries of Cendant since March 2001. On January 19, 2005, the assets of Wright Express Solutions and Technologies, LLC were transferred to Wright Express LLC. The following tables contain selected historical combined financial data of Wright Express LLC and Wright Express Solutions and Technologies, LLC as of and for the ten months ended December 31, 2001 and for the years ended December 31, 2002, 2003 and 2004. The tables also contain selected historical combined financial data of Wright Express LLC and Wright Express Solutions and Technologies, LLC when they were owned by Avis, the predecessor owner to Cendant, which are reflected at the historic cost basis of Avis as of and for the year ended December 31, 2000 and the two months ended February 28, 2001. The combined statement of income data and combined balance sheet data of Wright Express LLC and Wright Express Solutions and Technologies, LLC as of and for the ten months ended December 31, 2001 and the years ended December 31, 2002, 2003 and 2004 have been derived from the audited combined financial statements. The combined statement of income data and combined balance sheet data as of and for the year ended December 31, 2000 and the two months ended February 28, 2001 have been derived from our unaudited combined financial statements. Prior to the closing of this offering, Wright Express LLC will be converted from a Delaware limited liability company to a Delaware corporation to be renamed Wright Express Corporation.

The combined financial statements of Wright Express LLC and Wright Express Solutions and Technologies, LLC as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 and Deloitte & Touche LLP’s audit report on these historical combined financial statements is included elsewhere in this prospectus. These financial statements may not be indicative of revenues, expenses, assets and liabilities that would have existed or resulted if Wright Express LLC and Wright Express Solutions and Technologies, LLC had operated independently of Cendant. The unaudited combined financial statements of Wright Express LLC and Wright Express Solutions and Technologies, LLC as of and for the year ended December 31, 2000 and the two month period from January 1, 2001 to February 28, 2001 are not included in this prospectus. These financial statements may not be indicative of revenues, expenses, assets and liabilities that would have existed or resulted if Wright Express LLC and Wright Express Solutions and Technologies, LLC had operated independently of Avis.

Historical results do not necessarily indicate results expected for any future period. The information below is qualified in its entirety by the detailed information included elsewhere in this prospectus and should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operation,” “Business” and the combined financial statements and the accompanying notes included elsewhere in this prospectus.

	Owned by Cendant				Owned by predecessor
(in thousands, except per share, per gallon and per transaction data)	Year ended December 31,			March 1 to December 31,	January 1 to February 28,	Year ended December 31,
	2004	2003	2002	2001	2001	2000
Income statement data
Revenues:
Payment processing revenue	$129,987	$105,263	$83,730	$65,715	$12,356	$69,655
Transaction processing revenue	18,113	16,490	11,945	9,833	1,735	10,024
Account servicing revenue	21,167	19,118	18,039	14,862	2,853	16,735
Finance fees	9,603	7,650	5,466	4,791	1,158	5,657
Other	10,230	8,418	7,421	7,760	1,099	8,034

Total revenues	189,100	156,939	126,601	102,961	19,201	110,105

Expenses:
Salary and other personnel	49,420	47,205	42,058	34,391	8,032	39,910
Service fees	9,534	9,661	5,092	3,331	879	5,672
Provision for credit losses	8,131	9,431	4,977	4,080	1,097	6,416
Depreciation and amortization	7,376	7,284	8,075	8,246	997	4,624
Operating interest expense	5,625	4,208	4,835	6,787	1,762	8,973
Operating interest income	(3,197)	(1,393)	(763)	—	—	—
Other	28,051	23,609	22,204	15,711	3,415	15,935

Total expenses	104,940	100,005	86,478	72,546	16,182	81,530

Income before income taxes	84,160	56,934	40,123	30,415	3,019	28,575
Provision for income taxes	32,941	22,294	15,702	13,547	1,156	7,093

Net income	$51,219	$34,640	$24,421	$16,868	$1,863	$21,482

Pro forma earnings per share data
Earnings per share of common stock(1)	$1.28	$0.87	$0.61	$0.42	$0.05	$0.54
Weighted average shares of common stock outstanding(1)	40,000	40,000	40,000	40,000	40,000	40,000

Other operating data
Number of transactions processed:
Payment processing transactions	145,597	133,206	119,215	87,797	16,222	86,742
Transaction processing transactions	60,176	55,866	54,673	45,555	8,919	53,233

Total transactions processed	205,773	189,072	173,888	133,352	25,141	139,975

Average expenditure per payment processing transaction	$36.07	$29.98	$25.88	$27.57	$27.59	$28.72
Average price per gallon	$1.84	$1.55	$1.35	$1.43	$1.50	$1.52
Average number of vehicles serviced	3,745	3,403	3,217	3,033	2,839	2,644
Total MasterCard purchase volume(2)	$717,365	$570,928	$375,165	$273,273	$36,404	$181,471

	Owned by Cendant				Owned by predecessor
	As of December 31,				As of February 28,	As of December 31,
(in thousands)	2004	2003	2002	2001	2001	2000
Selected balance sheet data
Cash and cash equivalents	$31,806	$22,134	$14,439	$13,598	$34,888	$10,048
Accounts receivable, net	447,169	302,317	250,272	207,320	266,491	288,422
Total assets	812,689	583,610	478,615	414,979	361,305	358,504
Accounts payable	197,647	125,666	102,126	102,329	126,780	116,851
Deposits and borrowed federal funds	221,457	115,784	109,918	82,278	120,687	140,891
Member’s equity	284,250	258,332	223,640	199,247	70,999	69,143

(1) Earnings per share of common stock and the weighted average shares of common stock outstanding reflect the number of shares of common stock we expect to have outstanding upon the completion of this offering. The dilutive effect of existing awards related to Cendant common stock to be converted into equity awards related to our common stock in connection with this offering has not been reflected in either earnings per share of common stock or the weighted average shares of common stock outstanding as such amounts are not determinable until completion of this offering.

(2) Total MasterCard purchase volume reflects the aggregate dollar value of MasterCard purchase transactions processed by us on behalf of our customers.

Unaudited pro forma combined financial statements

You should read the pro forma combined financial statements presented below in conjunction with the information under “Management’s discussion and analysis of financial condition and results of operations,” “Business” and our historical combined financial statements and the related notes thereto included elsewhere in this prospectus.

The pro forma combined statements of income for the year ended December 31, 2004 are unaudited and have been derived from our historical combined financial statements adjusted to give effect to the following transactions, as if they had occurred on January 1, 2004 with respect to the pro forma combined statements of income and as of December 31, 2004, with respect to the pro forma combined balance sheets:

•  Wright Express Corporation on a pro forma basis to reflect:

•  the transfer of the assets of Wright Express Solutions and Technologies, LLC to Wright Express LLC, which occurred on January 19, 2005; and

•  the conversion of Wright Express LLC from a Delaware limited liability company to a Delaware corporation.

•  Wright Express Corporation on a pro forma as adjusted basis to also reflect:

•  the special dividend to Cendant;

•  borrowings under our new credit agreement to fund a portion of the special dividend;

•  incremental public company costs and differences in costs resulting from our separation from Cendant and related transactions; and

•  a tax receivable agreement into which we will enter with Cendant.

The unaudited pro forma combined financial statements are based upon available information and assumptions that we believe are reasonable. These pro forma combined financial statements are not necessarily indicative of the results of future operations or the actual results that would have been achieved had the transactions occurred on the dates indicated above.

Unaudited pro forma combined statement of income

Year ended December 31, 2004 (in thousands, except per share data)	Historical	Adjustments	Pro forma as adjusted
Revenues:
Payment processing revenue	$129,987	$—	$129,987
Transaction processing revenue	18,113	—	18,113
Account servicing revenue	21,167	—	21,167
Finance fees	9,603	—	9,603
Other	10,230	—	10,230

Total revenues	189,100	—	189,100

Expenses:
Salary and other personnel(1)	49,420	2,951	52,371
Service fees(1)	9,534	3,884	13,418
Provision for credit losses	8,131	—	8,131
Depreciation and amortization	7,376	—	7,376
Operating interest expense(2)	5,625	480	6,105
Operating interest income(3)	(3,197)	3,197	—
Financing interest expense(4)(5)(6)	—	10,726	10,726
Other(1)	28,051	(972)	27,079

Total expenses	104,940	20,266	125,206

Income before income taxes	84,160	(20,266)	63,894
Provision for income taxes(7)	32,941	(7,811)	25,130

Net income	$51,219	$(12,455)	$38,764

Pro forma earnings per share of common stock(8)	$1.28		$0.97
Weighted average shares of common stock outstanding(8)	40,000		40,000

See accompanying notes to unaudited pro forma combined financial statements.

Unaudited pro forma combined balance sheet

As of December 31, 2004 (in thousands, except share data)	Historical	Adjustments	Pro forma	Adjustments	Pro forma as adjusted
Assets
Cash and cash equivalents(5)	$31,806	$—	$31,806	$(4,375)	$27,431
Accounts receivable, net	447,169	—	447,169	—	447,169
Due from related parties(9)	134,182	—	134,182	(134,182)	—
Available-for-sale securities, at fair value	17,792	—	17,792	—	17,792
Property, equipment and capitalized software, net	37,474	—	37,474	—	37,474
Deferred income taxes(10)	502	—	502	530,388	530,890
Goodwill and intangible assets, net	137,468	—	137,468	—	137,468
Other assets(5)	6,296	—	6,296	4,375	10,671

Total assets	$812,689	$—	$812,689	$396,206	$1,208,895

Liabilities and member’s equity
Accounts payable	$197,647	$—	$197,647	$—	$197,647
Accrued expenses	17,410	—	17,410	—	17,410
Deposits	194,360	—	194,360	—	194,360
Borrowed federal funds	27,097	—	27,097	—	27,097
Revolving credit facility(4)(9)	—	—	—	50,000	50,000
Term loan(4)(9)	—	—	—	220,000	220,000
Other liabilities(10)	459	—	459	450,830	451,289
Due to related parties(9)	91,466	—	91,466	(91,466)	—
Preferred stock; 10,000,000 shares authorized:
Series A non-voting convertible preferred stock; 100 shares authorized, issued and outstanding(6)	—	10,000	10,000	—	10,000

Total liabilities	528,439	10,000	538,439	629,364	1,167,803

Member’s equity:
Member’s contribution(11)	182,379	(182,379)	—	—	—
Common stock; 175,000,000 shares of common stock authorized; 40,000,000 shares of common stock issued and outstanding(12)	—	400	400	—	400
Additional capital(9)(10)(11)(12)	—	171,979	171,979	(131,289)	40,690
Retained earnings(9)	101,869	—	101,869	(101,869)	—
Accumulated other comprehensive income	2	—	2	—	2

Total member’s/stockholders’ equity	284,250	(10,000)	274,250	(233,158)	41,092

Total liabilities and member’s/stockholders’ equity	$812,689	$—	$812,689	$396,206	$1,208,895

See accompanying notes to unaudited pro forma combined financial statements.

Notes to unaudited pro forma combined financial statements:

(1) For salary and other personnel expenses, $1.6 million pertains to additional employees needed for our finance, legal and human resources departments as part of our transition to a public company. $0.6 million relates to salary increases for certain existing members of management due to increased responsibilities associated with being a public company. In support of the above adjustments relating to salary increases and expenses associated with additional employees, we have prepared detailed job descriptions, completed a market analysis of appropriate compensation levels for such positions and compared these amounts to information provided by independent third-party resources, as applicable. Additionally, we have hired more than half of our anticipated additional employees. In addition, incremental costs of $1.6 million relate to approximately $6.2 million of restricted stock units to be granted on the date of pricing of this offering that will vest over a four-year period. Offsetting this amount is a reduction in employee stock compensation expense of $0.9 million. As discussed in note (8) below, we will incur a one-time charge associated with the issuance of shares of common stock and stock options to purchase shares of our common stock in exchange for Cendant restricted stock units and stock options. This one-time charge would eliminate the annual expense related to the restricted stock units.

For service fees, $3.9 million relates to third-party services in connection with compliance with the Sarbanes-Oxley Act, investor relations, establishing our board of directors, legal costs, the printing of our annual report, conducting our annual meeting of stockholders, administration of employee benefit plans and stock exchange fees. The amounts included reflect written quotes and formal proposals received from companies that we intend to employ to provide the above-mentioned services. The pro forma combined statement of income does not include $1.3 million of one-time costs related to service fees needed to establish our Sarbanes-Oxley, internal audit and legal compliance with SEC regulations.

For other expenses, $1.9 million relates to additional directors and officers insurance and health and other benefits increases that we expect to realize. Both amounts are derived from written quotations provided by our selected insurance carrier. These amounts are offset by $2.9 million that was allocated to us by Cendant. The $2.9 million allocated to us differs from the $4.2 million reflected on page 49 because the $4.2 million would have been the amount allocated to us for the 12 months following this offering. Allocations can increase each year as amounts are allocated primarily based our revenue as a percentage of total Cendant revenue. Given our revenue growth rate projections, our allocation from Cendant increased accordingly. No allocations will occur after this offering.

The pro forma combined statement of income does not reflect a non-recurring pre-tax compensation charge estimated to be approximately $5.8 million to be associated with the issuance of common stock and options to purchase shares of our common stock to be issued in exchange for Cendant restricted stock units and stock options currently held by our executive officers and employees. This expected expense will be based on the ratio of the average closing price of Cendant common stock during a period of three trading days immediately following the pricing of this offering divided by the average closing price of our common stock for the same three-day period. The expense was calculated based on the initial public offering price and additionally, for stock options, based upon the results of the Black–Scholes options pricing model.

(2) Reflects an adjustment for interest to be paid on an additional $24.0 million of federal funds borrowed by our bank subsidiary in December 2004 to pay down an intercompany obligation owed to Cendant in anticipation of this offering. We pay interest of LIBOR plus 40 basis points on our federal funds borrowing. Because LIBOR averaged 1.6% in 2004, we used an assumed interest rate of 2.0%.

(3) Reflects an adjustment for intercompany interest income that will no longer be earned from Cendant on intercompany cash balances held by Cendant.

(4) Reflects adjustments to give effect to $8.7 million of interest expense and the principal amount outstanding for the $220.0 million term loan and $50.0 million of borrowings under our revolving credit facility, both to be entered into concurrently with the closing of this offering and the amortization of deferred financing costs. Assumes an average principal amount outstanding of $259.0 million and an average annual interest rate of 3.3% for all borrowings.

(5) Reflects an adjustment to give effect to $4.4 million of financing costs associated with the new credit agreement, comprised of a 50 basis point up-front fee and a 75 basis point loan origination fee that are being amortized, using the simple interest declining balance method, over the 5-year life of the new credit agreement, a 37.5 basis point unused line fee for our line of credit and an 187.5 basis point letter of credit fee. The financing interest expense for the first year of the credit agreement will be $1.7 million.

(6) Reflects an adjustment to give effect to the issuance of 100 shares of Series A non-voting convertible preferred stock to be issued to a wholly owned subsidiary of Cendant as part of the conversion of Wright Express LLC from a Delaware limited liability company to a Delaware corporation to be renamed Wright Express Corporation. Dividends on the Series A non-voting convertible preferred stock will accumulate at a floating rate equal to three-month LIBOR plus 150 basis points. Financing interest expense of $0.3 million for the year ended December 31, 2004 reflects an adjustment to give effect to estimated dividend payments on the Series A non-voting convertible preferred stock. Because LIBOR averaged 1.6% in 2004, we used an assumed rate of 3.1%. The Series A non-voting convertible preferred stock has been classified outside of stockholders’ equity because it is subject to redemption at the option of the holder five and one-half years from the date of issuance and each year thereafter and mandatorily redeemable ten years from the date of issuance.

(7) Reflects adjustments to give effect to income taxes related to the pro forma adjustments recorded at the effective tax rate of 39.1% for the year ended December 31, 2004.

(8) Earnings per share of common stock and the weighted average shares of common stock outstanding reflect the 40,000,000 shares of common stock we expect to have outstanding upon the completion of this offering. The dilutive effect of existing awards related to Cendant common stock to be converted into equity awards related to our common stock in connection with the completion of this offering has not been reflected in either earnings per share of common stock or the weighted average shares of common stock outstanding as such amounts are not determinable until completion of this offering and future periods. We currently expect to issue approximately 540,000 stock options and approximately 269,000 shares of our common stock upon completion of this offering in exchange for existing equity awards related to Cendant common stock. As of the date of this prospectus, we have granted restricted stock units relating to 347,000 shares of our common stock. We estimate that, immediately following this offering, the earnings per share dilution associated with such stock options and shares of common stock will be less than 1.2% compared to the calculation of earnings per share included above. The 444,000 shares of common stock underlying the Series A non-voting convertible preferred stock was not included in the dilutive earnings per share as it is antidilutive.

Shares of common stock and stock options to be issued in exchange for Cendant restricted stock units and stock options will be determined based on a ratio equal to the average closing price of Cendant common stock during a period of three trading days immediately following the pricing of this offering divided by the average closing price of our common stock for the same three-day trading period. Shares of common stock and stock options in this prospectus are based on the initial public offering price set forth on the cover page of this prospectus and the average closing price of Cendant’s stock price as of a recent three-day period. The actual amounts will change based on our stock price and Cendant’s stock price for the three trading days following the date of this prospectus.

(9) Reflects an adjustment to give effect to the special dividend to be paid to Cendant in the amount of $312.7 million, which is the amount the special dividend would have been as of December 31, 2004. The special dividend will benefit only Cendant and not you as a stockholder. The $270.0 million cash portion of the special dividend will be funded from the net proceeds of a term loan, $50.0 million of borrowings under our new revolving credit facility and excess cash on hand at the time the special dividend is declared. The $42.7 million non-cash portion of the special dividend relates to the cancellation of the entire balance of the net receivable from Cendant, of which $25.1 million owed by PHH Corporation, a former subsidiary of Cendant, was cancelled on January 25, 2005. The estimated amount of the special dividend as of December 31, 2004 is different from the amount of the actual special dividend to be declared prior to the completion of this offering because our cash earnings will be paid to Cendant (which will increase the net receivable) and costs will be allocated to us by Cendant (which will decrease the net receivable) in the ordinary course of our business until the declaration of the special dividend. Accordingly, the amount of the special dividend will vary from the amount reflected in the unaudited pro forma combined financial statements. The special dividend will be $305.9 million.

(10) Reflects an adjustment to give effect to the increase in the tax basis of our assets, which is associated with this offering and related transactions, and to give effect to the tax receivable agreement to be entered into with Cendant. Pursuant to the tax receivable agreement, we will be required to pay to Cendant 85% of the amounts by which our income taxes are reduced as a result of the amortization of the increased tax basis of our assets. The amount of this increase in tax basis and the actual amount and timing of payments under the tax receivable agreement will vary depending upon a number of factors, including the initial public offering price of our common stock and the effective tax rate during the amortization period. Based on the initial public offering price, the pro forma adjustments reflect a $904.3 million dollar increase in the tax basis of our assets. Based on this increase in basis, we have recorded a corresponding deferred tax asset of $530.4 million, comprised of a tax benefit of $353.9 million associated with the $904.3 million initial increase in the tax basis of our assets as a result of the offering and a tax benefit of $176.4 million associated with $450.8 million of required payments to Cendant over the term of the tax receivable agreement, which will further increase the tax basis of our assets. We also recorded a liability of $450.8 million, comprised of $300.9 million, for 85% of the tax benefit realized by the initial increase in basis of the assets as a result of the offering, and $150.0 million for 85% of the tax benefit realized from required payments to Cendant over the term of the tax receivable agreement. Finally, we recognized additional capital of $79.6 million, comprised of $53.1 million relating to the estimated initial increase in the tax basis of our assets as a result of the offering and $26.5 million relating to 15% of the estimated tax benefit to be realized by us over the term of the tax receivable agreement.

(11) The $182.4 million adjustment from member’s contribution to additional capital reflects the conversion of Wright Express LLC from a Delaware limited liability company to a Delaware corporation to be renamed Wright Express Corporation.

(12) Reflects an adjustment to give effect to the issuance of 40,000,000 shares of common stock to be issued to a wholly owned subsidiary of Cendant as part of the conversion of Wright Express LLC from a Delaware limited liability company to a Delaware corporation to be renamed Wright Express Corporation.

Management’s discussion and analysis of financial condition and results of operations

The following discussion should be read in conjunction with our combined financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion contains forward looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences include those described in “Risk factors” and elsewhere in this prospectus.

Overview

We are a leading provider of payment processing and information management services to the U.S. commercial and government vehicle fleet industry. We provide fleets using our services with detailed transaction data, analysis tools and purchase control capabilities. We capture transaction data at approximately 180,000 fuel and vehicle maintenance locations, including over 90% of the nation’s retail fuel locations and 41,000 vehicle maintenance locations. We market our services directly to businesses and government agencies with vehicle fleets, as well as through 83 strategic relationships with fleet management companies, automotive manufacturers, fuel retailers and other companies.

Our corporate headquarters are located in South Portland, Maine and our bank facility is located in Salt Lake City, Utah. We employ approximately 540 employees at our corporate headquarters in Maine, approximately 35 employees at our Utah bank facility and approximately 45 other sales employees in various locations throughout the United States. We have been owned by Cendant since March 1, 2001 when we were acquired as part of Cendant’s purchase of Avis. From June 1999 to March 2001, we were a wholly owned subsidiary of Avis, whose largest stockholder was Cendant, and from February 1996 to June 1999, we were a wholly owned subsidiary of an entity that subsequently merged with HFS Incorporated to form Cendant in December 1997.

We earn the following types of revenues:

•  Payment processing revenue: We earn payment processing revenue for transactions in which we process and make payments to fuel or maintenance providers on behalf of fleets which comprised 69% and 67% of our total revenues during 2004 and 2003, respectively. We estimate that approximately 85% of payment processing revenue during 2004 was based on a percentage of the aggregate dollar amount of purchases made by fleet customers at fuel and vehicle maintenance locations on our network, which is credited to us by the fuel or vehicle maintenance provider, as applicable. The remainder was based on a fixed fee per transaction. We also earn payment processing revenue from our MasterCard product.

•  Transaction processing revenue: Transaction processing revenue, which is primarily based on a fixed fee per transaction, comprised 10% and 11% of our total revenues during 2004 and 2003, respectively. We do not make payments to fuel and maintenance providers on behalf of fleets for most of the transactions on which we earn transaction processing revenue.

•  Account servicing revenue: We earn account servicing revenue by assessing monthly account servicing fees, which are based on the number of vehicles in a fleet for which we provide proprietary reporting services and monthly reports. Account servicing revenue comprised 11% and 12% of our total revenues during 2004 and 2003, respectively.

•  Finance fees: We assess finance fees to our customers and the customers of our strategic relationships with overdue balances. Finance fees comprised 5% of our total revenues during each of 2004 and 2003.

•  Other revenue: Other revenue includes fees from providing ancillary services, such as consulting and information services and marketing services to customers, strategic relationships and other companies related to the fleet payment processing industry. In addition, other revenue includes investment income. Other revenue comprised 5% of our total revenues during each of 2004 and 2003.

Our revenues are primarily affected by the number of transactions we process and the average expenditure per payment processing transaction.

We have two reportable operating segments, Wright Express and Other. Wright Express includes the direct, co-branded, private label and Roadsmith operating segments. These segments have been presented as one reportable segment due to their similar economic characteristics, services, customers and processes. In our direct operating segment, we provide transaction and payment processing services directly to commercial and government vehicle fleets using our own brand and maintain a direct relationship with our fleet customers. In our co-branded operating segment, we provide transaction and payment processing services to and on behalf of fleet management companies and automotive manufacturers using both the strategic relationship’s and our brand names. The strategic relationships offer our transaction and payment processing services to their customers as part of a larger package of fleet services. Through our private label operating segment, we provide transaction and payment processing services for and in collaboration with major oil companies using only the oil companies’ brand names. The oil companies’ fleet customers that utilize our services are typically small businesses. Through our Roadsmith operating segment, we provide transaction and payment processing services to regional fuel retailers. The fleet customers in the Roadsmith segment are typically small fleets who only travel within a defined region. Other includes the MasterCard operating segment, which does not meet the quantitative thresholds for a reportable segment and thus is included in the Other category. Our MasterCard segment provides charge card products and stored value card products. The charge card products are used by businesses to facilitate purchases of products and utilize our information management capabilities.

The following table sets forth our key operating statistics for the periods presented below:

(in thousands, except per transaction and per gallon data)		Year ended December 31,
	2004	2003	2002
Number of transactions:
Payment processing transactions	145,597	133,206	119,215
Transaction processing transactions	60,176	55,866	54,673

Total transactions processed	205,773	189,072	173,888

Average expenditure per payment processing transaction	$36.07	$29.98	$25.88
Average price per gallon of fuel	$1.84	$1.55	$1.35
Average number of vehicles	3,745	3,403	3,217
Total MasterCard purchase volume(1)	$717,366	$570,928	$375,165

(1) Total MasterCard purchase volume reflects the aggregate dollar value of MasterCard purchase transactions processed by us on behalf of our customers.

The following table reflects percentage changes in our key operating statistics for the periods presented below:

	% change for year ended December 31,
	2004 to 2003	2003 to 2002
Number of transactions:
Payment processing transactions	9%	12%
Transaction processing transactions	8	2
Total transactions processed	9	9
Average expenditure per payment processing transaction	20	16
Average price per gallon of fuel	19	15
Average number of vehicles	10	6
Total MasterCard purchase volume(1)	26	52

(1) Total MasterCard purchase volume reflects the aggregate dollar value of MasterCard purchase transactions processed by us on behalf of our customers.

Variable costs associated with revenue include provision for credit losses, interest expense incurred to fund our accounts receivable and operational costs directly related to processing transactions.

The largest component of our fixed costs is the salaries and other costs related to our approximately 620 employees, who are primarily located in our corporate headquarters in South Portland, Maine and our bank facility located in Salt Lake City, Utah. Our sales force is positioned in strategic locations throughout the United States. Our remaining fixed costs consist primarily of expenses related to our technology platform and expenses related to servicing the transactions we process and providing customer support.

On the date of this prospectus, we granted restricted stock units relating to approximately 347,000 shares of our common stock under the 2005 Equity and Incentive Plan. We expect to incur compensation expense of approximately $1.6 million in each of the fiscal years ending December 31, 2005, 2006, 2007 and 2008 relating to such grants. Accordingly, we have included $1.6 million of compensation expense in our unaudited pro forma combined statement of income.

Cendant restricted stock units and stock options currently held by our officers and employees will be cancelled and converted into awards relating to our common stock under our 2005 Equity and

Incentive Plan. We will issue approximately 269,000 shares of our common stock in exchange for unvested Cendant restricted stock units currently held by our officers and employees. We also will issue vested stock options to purchase approximately 540,000 shares of our common stock in exchange for vested and unvested Cendant stock options currently held by our officers and employees. These amounts assume the conversion of all outstanding Cendant restricted stock units and stock options held by our officers and employees. We will incur a one-time additional compensation expense of approximately $5.8 million for the fiscal year ending December 31, 2005 as a result of the conversion of Cendant restricted stock units and stock options. This one-time charge will eliminate the annual expense related to the restricted stock units.

Trends that have affected our results of operations

In reading our combined financial statements, you should be aware of the following factors and trends that our management believes are important in understanding our financial performance:

•  Fuel prices: Approximately 64% of total revenues in 2004 was derived from processing transactions for the purchase of fuel. Changes in retail fuel prices closely correlate with the average customer expenditure per payment processing transaction, which directly affects our revenues and net income. Because fuel is a required commodity for most vehicle fleets, our transaction volumes have not historically been significantly affected by changes in retail fuel prices. Although we expect the number of fuel transactions we process and the average number of gallons per transaction to continue to increase over time, we cannot predict changes in retail fuel prices.

•  Interest rates: We fund our accounts receivables by raising deposits and borrowing federal funds, on which we pay interest. Changes in short-term interest rates will affect the rate we pay on these borrowings and, accordingly, our earnings.

•  Credit losses: Changes in economic conditions may impact the credit losses we may recognize on our accounts receivable, thereby affecting our earnings.

•  Competition: Our industry has become increasingly competitive. We anticipate this competition may create downward pricing pressure, and, as a result, we may experience lower fees collected for similar services. We intend to offset some of this pressure through enhanced product and service offerings.

Results of operations

Year ended December 31, 2004 as compared to year ended December 31, 2003

We processed 205.8 million transactions in 2004, an increase of 9% from 189.1 million transactions processed in 2003. We experienced an increase in the number of transactions we processed, primarily due to an increase in the average number of vehicles for which we provide services, which grew 10% to 3.7 million in 2004 from 3.4 million in 2003. The increase in vehicles resulted from a net increase in the average number of fleets for which we provided services to 274,000 in 2004 from 236,000 in 2003. Of these increases, 2.0 million transactions and 155,000 vehicles were due to the addition of new accounts from one of our existing private label strategic relationships and one new private label strategic relationship.

Payment processing revenue: Payment processing revenue was $130.0 million in 2004, an increase of 23% from $105.3 million in 2003. This increase was driven by a 9% increase in the number of payment processing transactions to 145.6 million from 133.2 million in 2003, and a 20% increase in the average expenditure per payment processing transaction. The average expenditure per payment processing transaction was $36.07 in 2004, up from $29.98 in 2003. This increase was primarily driven by a 19% increase in the average price per gallon of fuel to $1.84 for 2004 from $1.55 in 2003, with the remainder resulting from growth in the average number of gallons purchased per transaction.

Transaction processing revenue: Transaction processing revenue was $18.1 million in 2004, an increase of 10% from $16.5 million in 2003. This increase was driven by the number of transaction processing transactions in 2004, which grew 8% to 60.2 million from 55.9 million in 2003. Transaction processing volume growth was largely due to the addition of a new strategic relationship which began in August 2003 and the expansion of existing relationships to encompass additional vehicles, resulting in a 155,000 increase in the average number of vehicles for which we provided services in 2004 as compared to 2003.

Account servicing revenue: Account servicing revenue was $21.2 million in 2004, an increase of 11% from $19.1 million in 2003. This increase was primarily due to an increase in the average number of vehicles for which we provided services.

Finance fees: Finance fees were $9.6 million in 2004, an increase of 26% from $7.7 million in 2003. Effective July 2003, we began to assess finance fees on the average daily balances for the month once an account became past due. Prior to July 2003, we assessed finance fees only on past-due balances.

Other revenue: Other revenue was $10.2 million in 2004, an increase of 22% from $8.4 million in 2003. Marketing fees increased $0.6 million due to an increase in the number of strategic relationships for which we collected marketing fees during the 2004 period. We received $0.5 million of revenue from MasterCard for attaining targeted purchase volume levels in 2004 and received no such revenue in 2003. Investment income on our available-for-sale securities represented an increase of $0.4 million in the 2004 period from 2003.

Salary and other personnel: Salary and other personnel expenses were $49.4 million in 2004, an increase of 5% from $47.2 million in 2003. Total salaries and other personnel expenses remained relatively constant for the comparable periods. We capitalize salary and related costs associated with the development of proprietary software and the increase in salary and other personnel expenses in the 2004 period primarily reflects a decrease in the amount of these costs that were capitalized. Capitalized payroll was $2.2 million in 2004, a decrease of $2.7 million from $4.9 million in 2003. The decrease in capitalized payroll costs reflects a reduction in software development-related salaries as our upgraded technology platform nears completion. In addition, commissions increased $0.4 million for 2004, offset by a reduction in amounts paid to outside contractors of $1.1 million.

Service fees: Our service fees were $9.5 million in 2004, a decrease of 1% from $9.7 million in 2003. The decrease in service fees was due to a reduction of $1.1 million in fees paid to a broker in connection with our MasterCard product. During May 2003, a contract amendment effectively terminated these fees. Offsetting this reduction was a $0.7 million increase in costs associated with processing MasterCard transactions due to increased transaction volume and a $0.3 million increase in audit fees.

Provision for credit losses: Our provision for credit losses was $8.1 million in 2004, a decrease of 14% from $9.4 million in 2003. This decrease resulted from a $2.4 million decline in charge-offs of delinquent accounts in 2004, offset by a $2.2 million increase due to higher accounts receivable balances in 2004, and a decrease in MasterCard credit losses of $1.1 million. The decline in charge-offs is due to a number of factors, including improved overall credit performance of our accounts receivables and improved economic conditions. The decrease in MasterCard losses is the result of improved operational efficiency in our second year offering Jackson Hewitt stored value cards. We provide customers of Jackson Hewitt Tax Service Inc. a stored value card branded with the Jackson Hewitt name. Customers are able to credit the proceeds of their tax refunds or loans made in anticipation of their tax refunds to these cards in place of paper checks. We do not fund these accounts. Customers may use the card to obtain cash at an automated teller machine or to make retail purchases at any location that accepts MasterCard debit cards.

Depreciation and amortization: Our depreciation and amortization was $7.4 million in 2004, an increase of 1% from $7.3 million in 2003. As we near completion of our updated technology platform and place more of this new technology into operation, we expect that our depreciation and amortization expense will increase in future periods.

Interest expense, net: Our interest expense, net of interest income, was $2.4 million in 2004, a decrease of 14% from $2.8 million in 2003. This decrease was due to increased interest income on related-party receivables. Following this offering, we expect higher financing interest expense due to new indebtedness to be raised concurrently with the closing of this offering and lower interest income due to the elimination of related-party receivables, as reflected in our pro forma financial statements presented elsewhere in this prospectus. We also expect to have higher operating interest expense due to a decrease in excess capital at our bank subsidiary, resulting in an increase in the issuance of certificates of deposit.

All other expenses: All of our other expenses were $28.1 million in 2004, an increase of 19% from $23.6 million in 2003. This increase resulted from a $2.1 million increase in technology leasing and support expenses and a $0.8 million increase in occupancy and equipment costs, in each case, primarily associated with our updated technology platform. We also experienced a $0.4 million increase in postage and shipping costs.

Provision for income taxes: Our effective tax rate, which remained relatively constant, was 39.1% and 39.2% for 2004 and 2003, respectively.

Year ended December 31, 2003 as compared with year ended December 31, 2002

We processed 189.1 million transactions in 2003, an increase of 9% from 173.9 million transactions processed in 2002. We experienced an increase in the number of transactions we processed, primarily due to an increase in the average number of vehicles for which we provided services, which grew 6% to 3.4 million in 2003 from 3.2 million in 2002. The increase in vehicles resulted from a combination of a net increase in the average number of fleets for which we provided services from 202,000 in 2002 to 236,000 in 2003 and increases in the number of vehicles in existing fleets, primarily due to an expansion of an existing strategic relationship in 2003.

Payment processing revenue: Payment processing revenue was $105.3 million in 2003, an increase of 26% from $83.7 million in 2002. This increase was driven by a 12% increase in the number of payment processing transactions to 133.2 million from 119.2 million in 2002, and a 16% increase in the average expenditure per payment processing transaction. The average expenditure per payment processing transaction was $29.98 in 2003, up from $25.88 in 2002. This increase was primarily driven by a 15% increase in the average price of fuel to $1.55 from $1.35 for 2002, with the remainder resulting from growth in the average number of gallons per transaction. Payment processing revenue also increased $1.3 million from increased expenditures on our MasterCard charge cards and $0.6 million as a result of the launch of our stored value card product.

Transaction processing revenue: Transaction processing revenue was $16.5 million in 2003, an increase of 38% from $11.9 million in 2002. This increase was driven by the number of transaction processing transactions in 2003, which grew 2% to 55.9 million from 54.7 million in 2002, due to the addition of a new strategic relationship which began in August 2003, resulting in an increase of 92,000 average vehicles for which we provided services for the last five months of 2003. We also experienced a significant increase in our average revenue per transaction processing transaction during 2003. This increase was due to a one-time payment of $1.0 million received from an existing strategic relationship due to contractual changes effected in April 2003, which included a higher average transaction fee that was retroactively applied to all transactions associated with this relationship for the preceding 12 months. We were able to negotiate a higher average transaction fee with this strategic relationship due to the service-intensive nature of this company and its fleet customers. However, there are no other fees, such as account servicing and finance fees, associated with this company as there are with most others. In addition, we began offering our stored value card product in 2003, which contributed $1.5 million to transaction processing revenue.

Account servicing revenue: Account servicing revenue was $19.1 million in 2003, an increase of 6% from $18.0 million in 2002. This increase was primarily due to an increase in the average number of vehicles for which we provided services.

Finance fees: Finance fees were $7.7 million in 2003, an increase of 40% from $5.5 million in 2002. This increase was due to a change in how finance fees were assessed beginning in July 2003. Effective July 2003, we began to assess finance fees on the average daily balances for the month once an account became past due. Prior to July 2003, we assessed finance fees on past-due balances only.

Other revenue: Other revenue was $8.4 million in 2003, an increase of 13% from $7.4 million in 2002. Marketing fees increased $0.3 million due to an increase in the number of fleets for which we collected marketing fees during the 2003 period. In addition, ancillary fees increased by $0.7 million in 2003 as compared to the prior year.

Salary and other personnel: Salary and other personnel expenses were $47.2 million in 2003, an increase of 12% from $42.1 million in 2002. This increase was primarily due to one-time severance payments and long-term incentive agreements made with key employees of $1.3 million, raises to existing employees and salaries for new employees of $1.7 million, higher benefit costs of $1.0 million and additional usage of contractors of $1.3 million to meet the short-term resource needs related to our new technology project.

Service fees: Our service fees were $9.7 million in 2003, an increase of 90% from $5.1 million in 2002. The increase was due to $3.1 million of service fees primarily related to the launch of our stored value card product.

Provision for credit losses: Our provision for credit losses was $9.4 million, an increase of $4.5 million from $5.0 million in 2002. This increase was comprised of a $1.9 million increase due to higher net charge-offs in 2003, a $1.1 million increase due to higher accounts receivable balances in 2003, a $0.9 million increase due to increased purchase volume on our MasterCard products and a $0.5 million reserve against a preference claim asserted against us by Enron Corporation. The increase in charge-offs is primarily due to an adverse collection and recovery environment due to the trailing impact of the economic downturn in the United States. The economic downturn also led to an increase in the number of bankruptcies and average dollar amount of bankruptcies among our customers. The increase in MasterCard products is due to the inception of our Jackson Hewitt stored value card program and an increase in the overall purchase volume of our MasterCard products.

Depreciation and amortization: Our depreciation and amortization was $7.3 million in 2003, a decrease of 10% from $8.1 million in 2002. This decrease was primarily due to intangibles whose amortizable lives ended June 2002.

Interest expense, net: Our interest expense, net of interest income, was $2.8 million in 2003, a decrease of 31% from $4.1 million in 2002. This decrease was due to increased income on related-party receivables and a decrease in our average interest rate on deposits and borrowed federal funds of approximately 1.15%. Following this offering, we expect higher financing interest expense, due to new indebtedness raised concurrently with the closing of this offering and lower interest income due to the elimination of related-party receivables, as reflected in our pro forma financial statements presented elsewhere in this prospectus. We also expect to have higher operating interest expense due to a decrease in excess capital at our bank subsidiary, resulting in an increase in the issuance of certificates of deposit.

All other expenses: All of our other expenses were $23.6 million in 2003, an increase of 6% from $22.2 million in 2002. The largest component of this increase was a $0.6 million increase in technology leasing and support expenses associated with our upgraded technology platform. In addition, we incurred increased expenses pertaining to postage and shipping, occupancy and equipment and for marketing campaigns.

Provision for income taxes: Our effective tax rate, which remained relatively constant for 2003 and 2002, was 39.2% and 39.1%, respectively.

Financial condition

Our asset and liability account balances are correlated with retail fuel prices. Accordingly, an increase in fuel prices, such as the increase from December 2003 to December 2004, typically leads to higher balances of accounts receivable, accounts payable and deposits and borrowed federal funds. Due to differences in the timing of payments received by us from customers and payments remitted by us to fuel merchants, on any given balance sheet date, the impact of fuel price changes may have a disproportionate impact on changes to any of the aforementioned balances. However, over time these account balances tend to increase in relative proportion to each other as a result of fuel price and customer purchase volume changes.

Our financial condition at December 31, 2004 and December 31, 2003 is summarized below:

(in thousands)	December 31, 2004	December 31, 2003	Change
Assets
Cash and cash equivalents	$31,806	$22,134	$9,672
Accounts receivable, net	447,169	302,317	144,852
Due from related parties	134,182	63,087	71,095
Goodwill and intangible assets, net	137,468	137,468	—
All other assets	62,064	58,604	3,460

Total assets	$812,689	$583,610	$229,079

Liabilities and member’s equity
Accounts payable	$197,647	$125,666	$71,981
Accrued expenses	17,410	9,788	7,622
Deposits and borrowed federal funds	221,457	115,784	105,673
Due to related parties	91,466	72,476	18,990
All other liabilities	459	1,564	(1,105)

Total liabilities	528,439	325,278	203,161
Member’s equity	284,250	258,332	25,918

Total liabilities and member’s equity	$812,689	$583,610	$229,079

Total assets increased $229.1 million to $812.7 million as of December 31, 2004 from $583.6 million as of December 31, 2003. This increase was primarily due to growth of our accounts receivable, which increased $144.9 million, or 48%, primarily due to a 28% increase in the average price per gallon of fuel to $1.90 in December 2004 from $1.49 in December 2003 and a 15% increase in the daily average gallons of fuel funded for the same monthly periods. Due from related parties increased $71.1 million, due primarily to cash generated by our operations which is invested by our parent company. Other assets increased $3.5 million, which was primarily comprised of a $1.7 million increase in prepaid expenses.

Total liabilities increased $203.2 million to $528.4 million as of December 31, 2004 from $325.3 million as of December 31, 2003. This increase was primarily due to growth in accounts payable, deposits and borrowed federal funds, which in the aggregate increased by $177.7 million related to the growth in our accounts receivable. Due to related parties increased $19.0 million, due to an increase of $33.8 million in taxes payable for our earnings for the year ended December 31, 2004, partially offset by the repayment of $20.0 million of related-party debt.

Member’s equity increased $25.9 million to $284.3 million as of December 31, 2004 from $258.3 million as of December 31, 2003, as a result of net income during the year ended December 31, 2004, offset by $25.3 million of dividends paid to Cendant for the same period.

Liquidity and capital resources

Our liquidity requirements have historically consisted, and we expect that they will continue to consist, of capital expenditures, working capital and business development expenses.

Operating requirements

We fund our operating requirements primarily through cash flows generated from our operations and the issuance of certificates of deposit, escrow deposits in the form of money market deposits, customer deposits and borrowed federal funds through our bank subsidiary. In addition, as discussed under “—New indebtedness” below, concurrently with the closing of this offering, we intend to enter into a five-year revolving credit facility that will provide for borrowings of up to $130.0 million, of which $50.0 million will be used to fund a part of the cash portion of the special dividend and $33.8 million will be used to support letters of credit. The remainder will be available to fund our operating requirements. We require cash to fund accounts receivable related to our payment processing transactions. We fund customer transactions for an average of less than 30 days. Our operating requirements are significantly impacted by changes in fuel prices. Specifically, rising fuel prices will cause our accounts receivable balances to grow, adversely affecting the cash provided by operating activities, while decreasing fuel prices will have the opposite effect. Historically, we have not experienced shortfalls in funding our operating requirements.

Long-term funding requirements

We expect to fund the growth of our business through cash flow from financing activities. We expect to assess our financing alternatives periodically and access the capital markets opportunistically. If our existing resources are insufficient to satisfy our liquidity requirements, or if we enter into an acquisition or strategic arrangement with another company, we may need to sell additional equity or debt securities. Any sale of additional equity or debt securities may result in additional dilution to our stockholders, and we cannot be certain that additional public or private financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain this additional financing, we may be required to delay, reduce the scope of, or eliminate one or more aspects of our business development activities, which could harm the growth of our business.

Our actual liquidity and capital funding requirements may depend on numerous factors, including:

•  regulatory requirements;

•  the extent to which our services gain increased acceptance and remain competitive; and

•  the costs and timing of acquisitions of complementary businesses.

New indebtedness

Concurrently with the closing of this offering, we intend to enter into a credit agreement consisting of a five-year term loan in the amount of $220.0 million and a five-year revolving credit facility that will provide for borrowings of up to $130.0 million. The term loan and revolving credit facility will bear interest at floating rates tied to either the Prime Rate or LIBOR.

The net proceeds from the term loan and $50.0 million of borrowings under our revolving credit facility will be used to fund part of the cash portion of the special dividend to Cendant and $33.8 million will be used to support letters of credit. The purpose of the special dividend is to benefit Cendant in connection with its disposition of its entire ownership interest in us. Borrowings under the revolving credit facility will be available for general corporate purposes and potential acquisitions.

Our new credit agreement will contain various financial covenants requiring us to maintain certain financial ratios. Specifically, our new credit agreement will contain financial covenants requiring us to maintain a maximum consolidated leverage ratio and a minimum consolidated fixed charge coverage ratio at the end of each fiscal quarter. The credit agreement will require us to maintain a maximum consolidated leverage ratio of 3.50 to 1.00 at the end of each fiscal quarter until September 30, 2005, 3.00 to 1.00 at the end of each fiscal quarter until September 30, 2006, 2.50 to 1.00 at the end of each fiscal quarter until September 30, 2007, 2.00 to 1.00 at the end of each fiscal quarter until September 30, 2008 and 1.50 to 1.00 at the end of each fiscal quarter until the maturity date. The credit agreement will also require us to maintain a minimum consolidated fixed charge coverage ratio of 1.25 to 1.00 at the end of each fiscal quarter until December 31, 2006 and 1.50 to 1.00 at the end of each fiscal quarter until the maturity date. In addition, the credit agreement will contain various customary restrictive covenants that will limit our and our subsidiaries’ ability to, among other things, (i) pay dividends, (ii) sell or transfer all or substantially all of our property or assets, (iii) incur more indebtedness or make guarantees, (iv) grant or incur liens on our assets, (v) make investments, loans, advances or acquisitions, (vi) engage in mergers, consolidations, liquidations or dissolutions, (vii) engage in transactions with our affiliates, (viii) enter into sales or leasebacks and (ix) change our accounting policies or reporting practices. Our bank subsidiary will not be subject to certain of these restrictions.

Cash flows

The following table summarizes our cash flow activities for the years ended December 31, 2004 and 2003, respectively:

Year ended December 31,
(in thousands)	2004	2003	Change
Cash provided by (used in):
Operating activities	$(40,615)	$12,669	$(53,284)
Investing activities	(10,107)	(30,840)	20,733
Financing activities	60,394	25,866	34,528

Net change in cash and cash equivalents	$9,672	$7,695	$1,977

Our operating activities required net cash of $40.6 million for the year ended December 31, 2004, an increase of $53.3 million from the $12.7 million net cash provided for the comparable period in 2003. This increase in net cash required was primarily due to an increase in our accounts receivable balance, partially offset by an increase in our accounts payable balance. Growth in accounts receivable was primarily a result of growth in our payment processing transaction volume. Our accounts receivable growth required cash of $153.0 million for the year ended December 31, 2004, an increase of $91.5 million from required cash of $61.5 million for the year ended December 31, 2003. The net change in due to and due from related parties required cash of $32.1 million in the year ended December 31, 2004, an increase of $29.3 million from cash of $2.8 million for the year ended December 31, 2003. These needs were partially offset by accounts payable, accrued expenses and other liabilities growth, which provided cash of $78.8 million for the year ended December 31, 2004, a $54.5 million increase from provided cash of $24.3 million for the year ended December 31, 2003. Also offsetting these needs was net income of $51.2 million for the year ended December 31, 2004, a $16.6 million increase from net income of $34.6 million for the year ended December 31, 2003.

Our investing activities required net cash of $10.1 million for the year ended December 31, 2004, a decrease of $20.7 million from the required net cash of $30.8 million for the year ended

December 31, 2003. We invested $17.6 million in available for sale securities during the year ended December 31, 2003 compared to an investment of $1.0 million in the year ended December 31, 2004, which was the primary reason for this decrease. Also, investments in property and equipment, predominantly related to updating our technology infrastructure, decreased $0.7 million to $11.0 million for the year ended December 31, 2004 from $11.7 million for the year ended December 31, 2003.

Our financing activities provided net cash of $60.4 million for the year ended December 31, 2004, an increase of $34.5 million from provided net cash of $25.9 million for the year ended December 31, 2003. The primary reason for the increase was cash provided by increases in our deposits and borrowed federal funds of $99.8 million, to $105.7 million, in the year ended December 31, 2004 compared to cash provided by these activities of $5.9 million for the year ended December 31, 2003. Offsetting this increase was a $20.0 million repayment of a line of credit due to a related party. Also offsetting this increase were dividends paid to Cendant of $25.3 million in the year ended December 31, 2004. We paid no dividends during the year ended December 31, 2003.

We expect that our capital expenditure requirements for 2005 will be consistent with 2004 capital expenditures. These expenditures will be used to further update our technology platform and the continued development and enhancement of our product offerings.

Separation from Cendant and related transactions

Concurrently with the closing of this offering, we will enter into a transitional agreement with Cendant to provide for an orderly transition to being an independent company and to govern our continuing relationship with Cendant. Under the transitional agreement, Cendant will agree to provide us with various services, including services relating to insurance, human resources and employee benefits, payroll, internal audit services, telecommunications services and information technology services. The transitional agreement will also contain agreements relating to indemnification, access to information and non-solicitation of employees.

The majority of the services to be covered in the transitional agreement will expire by December 31, 2005, with the exception of information technology services and telecommunication services, which will expire two years from the date of this offering. Telecommunication services and information technology services may be terminated by us, without penalty, upon not less than 90 days’ prior written notice to Cendant, except for contractual service commitments with third-party service providers that terminate after such date. All of the other services to be provided under the transitional agreement may be terminated by us, without penalty, upon not less than 30 days’ prior written notice to Cendant. For all services to be provided other than telecommunication services, Cendant does not have the ability to terminate the provision of the services prior to the expiration date.

Under the transitional agreement, the cost of each transitional service will generally reflect the same payment terms and will be calculated using the same cost allocation methodologies for the particular service as those associated with the current cost allocation for the service. The transitional agreement is being negotiated in the context of a parent-subsidiary relationship and in the context of this offering. After the coverage limits contained in the transitional agreement, we may not be able to replace these services in a timely manner or on terms and conditions, including cost, as favorable as those we have received from Cendant. We intend to develop a plan to increase our own internal capabilities to reduce our reliance on Cendant for these services. We expect to incur a substantial increase in costs for the following services: insurance coverage (specifically directors and officers and errors and omissions coverage) and employee benefits. As part of this plan, we will expand our accounting and finance team and implement the necessary systems to manage the transition of these services and handle the additional responsibilities of operating as an independent public company. In addition, we will expand our capabilities in other functional areas such as human resources and legal to enable us to adequately support and provide the services which we have received historically from Cendant. We intend to identify completion dates in our transition plan that will coincide with the expiration dates for the services outlined in the transitional agreement. We intend to contract with a third party insurance broker to assist us in obtaining our insurance coverage and provide us with risk management services upon our separation from Cendant.

We expect that, as a result of this offering and related transactions, the tax basis of our tangible and intangible assets will be increased to their fair market value. For this purpose, we believe that the fair market value of our assets will be based in part upon the initial public offering price of our common stock. We further expect that this increase in tax basis will reduce the amount of United States federal income tax that we might otherwise be required to pay in the future. In this regard, we intend to enter into a tax receivable agreement with Cendant that will require us to pay Cendant 85% of any tax savings that we realize, subject to Cendant repaying us if it is determined that we were not entitled to these savings. Under the tax receivable agreement, tax savings that we realize will equal the difference between (i) the income taxes that we would pay if the tax basis of our assets was as currently shown on our books and (ii) the income taxes that we actually pay taking into account depreciation and amortization deductions attributable to the basis increase in our assets. While the actual amount and timing of payments under the tax receivable agreement will vary depending upon a number of factors, we expect that, as a result of the size of the increase in the tax basis of our tangible and intangible assets, during the amortization period for such increased tax basis, the payments that may be made to Cendant could be substantial. Based on the initial offering price and assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize the full tax benefit of the increased amortization of our assets, we anticipate that our future payments to Cendant will be approximately $450.8 million in the aggregate over the expected term of the tax receivable agreement.

The following table reflects the estimates of additional costs associated with being an independent public company that are incremental to our historical cost structure and variations in costs resulting from our separation from Cendant, in each case, for the first full 12-month period following this offering:

(in thousands)
New costs of being a public company:
Insurance	$1,835
Equity awards and equity compensation(1)	750
Board of directors fees	583
Other	35
Variation in cost from separating from Cendant:
Costs to be handled internally:
Staff additions and increased salaries to replace Cendant support(2)	2,239
Less: Estimated Cendant support allocation	(1,854)

Subtotal	385
Costs to be outsourced:
Services outsourced(3)	3,301
Less: Estimated Cendant support allocation	(2,329)

Subtotal	972

Estimated incremental support costs	$4,560

(1) Represents stock based compensation of $0.8 million pursuant to the issuance of approximately $3.0 million of restricted stock units to be granted on the date of pricing of the offering that will vest over a four-year period.

(2) Includes $1.6 million related to hiring of new employees to replace historical Cendant support for corporate related functions such as finance, legal and human resources and $0.6 million related to salary increases for certain existing members of management due to increased responsibilities associated with being a public company.

(3) Includes professional services outsourced to replace Cendant support for corporate related functions such as payroll.

Our public company costs will include incremental costs for equity awards, executive compensation, directors and officers and errors and omissions insurance, external audit fees and board of directors fees. The transitional services costs represent those services that we have historically received from Cendant, directly or through third party providers, which we will be required to provide upon the expiration of the terms of the services to be provided under the transitional agreement.

Our pro forma combined financial statements reflect additional costs such as recruiting fees for key personnel, software development fees for payroll, employee benefit interfaces and consulting fees for implementation of new systems to facilitate an orderly transition to being a public company. We expect to incur a substantial increase in costs for the following services required for our transition to being a public company: directors and officers and errors and omissions insurance coverage, external audit services and board of directors fees. In addition, we will incur incremental costs associated with equity awards that will be granted and increased compensation that will be paid to some of our officers.

You should refer to the “Certain relationships and related-party transactions” section of this prospectus and Note 11 to our audited combined financial statements for a description of these and other intercompany agreements and transactions between Cendant and us.

Dividend limitations and minimum capital requirements

Federal Reserve Board regulations may require Wright Express Financial Services Corporation, or FSC, our Utah industrial bank subsidiary, to maintain non-interest bearing reserve balances on certain deposits. No such reserves were required at December 31, 2004, December 31, 2003 or December 31, 2002.

FSC paid us approximately $37.0 million in intercompany dividends in 2004. Under Utah law, FSC may only pay a dividend out of undivided profits after it has (i) provided for all expenses, losses, interest and taxes accrued or due from it and (ii) transferred to a surplus fund 10% of its net profits before dividends for the period covered by the dividend, until the surplus reaches 100% of its capital stock. For purposes of these Utah dividend limitations, the bank’s capital stock is $5.3 million and its capital surplus exceeds 100% of capital stock.

Under regulations of the Federal Deposit Insurance Corporation, FSC may not pay any dividend if, following the payment of the dividend, FSC would be “undercapitalized”, as defined under the Federal Deposit Insurance Act and applicable regulations. For additional information about regulations affecting our bank subsidiary, see “Business—Regulation.”

In addition, our new credit agreement will limit our ability to pay dividends and we may in the future become subject to debt instruments or other agreements that further limit our ability to pay dividends.

Market risk

Historical fuel price sensitivity

Our historical financial results have been subject to fuel price volatility. Our total revenues and income before income taxes have grown at compound annual rates of 15.7% and 36.0%, respectively, over the three years ended December 31, 2004, while, if fuel prices had remained constant over such period, they would have grown at compound annual rates of 10.0% and 18.6%, respectively.

The following tables set forth, based upon the historical number of transactions processed and number of gallons of fuel purchased during the periods shown and estimated hypothetical changes to historical fuel price per gallon for the entire periods shown, the sensitivity of our payment processing revenue, finance fees, interest expense, provision for credit losses and income before provision for income taxes to changes in fuel prices during the years ended December 31, 2004 and 2003. The amounts below do not reflect any other change in our financial results that may arise from management action taken in response to changes in fuel prices.

Year ended December 31, 2004	Price per gallon
	Decrease of			Increase of
(in millions, except per gallon price increases and decreases)	$0.30	$0.20	$0.10	$0.10	$0.20	$0.30
Increase (decrease) in payment processing revenue and finance fees	$(18.0)	$(12.0)	$(6.0)	$6.0	$12.0	$18.0
Decrease (increase) in operating interest expense and provision for credit losses	2.2	1.4	0.7	(0.7)	(1.4)	(2.2)
Decrease (increase) in provision for income taxes	6.2	4.1	2.1	(2.1)	(4.1)	(6.2)

Increase (decrease) in net income	$(9.6)	$(6.5)	$(3.2)	$3.2	$6.5	$9.6

Year ended December 31, 2003	Price per gallon
	Decrease of			Increase of
(in millions, except per gallon price increases and decreases)	$0.30	$0.20	$0.10	$0.10	$0.20	$0.30
Increase (decrease) in payment processing revenue and finance fees	$(16.2)	$(10.8)	$(5.4)	$5.4	$10.8	$16.2
Decrease (increase) in operating interest expense and provision for credit losses	1.9	1.3	0.6	(0.6)	(1.3)	(1.9)
Decrease (increase) in provision for income taxes	5.6	3.7	1.9	(1.9)	(3.7)	(5.6)

Increase (decrease) in net income	$(8.7)	$(5.8)	$(2.9)	$2.9	$5.8	$8.7

Interest rate risk

We use deposits and borrowed federal funds to support our operations, which exposes us to volatility associated with changes in short-term interest rates. For the years ended December 31, 2004 and 2003, a 100 basis point increase in average interest rates would have increased our operating expenses by $1.8 million and $1.4 million, respectively.

In addition, we will have approximately $270.0 million of indebtedness outstanding following this offering under our new credit agreement that will bear interest at variable rates that are tied to one-month LIBOR. For every 100 basis point increase in market interest rates following this offering, we would incur approximately $2.7 million per year in incremental financing interest expense.

Use of derivatives

We regularly review hedging strategies and the use of derivatives to minimize the financial impact associated with volatility in fuel prices. Although fleet customers use a variety of fuel types, we have determined that the price of unleaded gasoline is highly correlated with the average price of fuel used by fleets that use our services. Two strategies that are regularly analyzed by us are the establishment of a fuel-price “floor” through the purchase of put options and executing contracts that effectively “collar” the price of fuel, which can be accomplished by purchasing put options and selling call options. Although we have purchased put options in the past to protect against a declining fuel price market, our use of derivatives in the past has been limited and has been immaterial to our historical financial results. We had no derivatives in effect as of December 31, 2004.

In light of our obligations to repay borrowings and make interest payments under our new credit agreement, we have determined to increase our use of derivative contracts designed to reduce volatility of our cash flows. On January 19, 2005, we entered into put and call option contracts based on the then current market price of unleaded gasoline which were to expire on a monthly basis over a two-year period. In order to take advantage of a more favorable pricing environment for fuel price-related derivatives, these derivative contracts were restructured on January 27, 2005. As part of this restructuring, the original contracts that extended past March 31, 2005 have been terminated by us and we entered into new put and call option contracts based on the then current market price of unleaded gasoline. Cendant has made an $8.5 million cash payment on our behalf, and we will report an $8.5 million realized loss in the first fiscal quarter of 2005 associated with the early termination of these contracts.

The put and call contracts entered into on January 27, 2005 have an aggregate notional amount of 114 million gallons, which represents approximately 90% of our expected exposure to fuel prices. These contracts are intended to mitigate the effects of changes in fuel prices to the extent retail fuel prices fall below $1.88 per gallon or rise above $1.95 per gallon from April 2005 through December 2006. When we entered into these collar arrangements we needed to make certain assumptions and predictions regarding the volume of future fuel purchases by fleets using our services. In addition, because our derivatives contracts are denominated in wholesale prices, we also made certain assumptions regarding retail mark-up percentage, sales taxes and delivery charges. To the extent these assumptions and predictions prove to be inaccurate, the derivative contracts will not be effective in achieving our desired objectives. The value of these contracts will be adjusted each quarter to their then current market value and any realized and unrealized gains or losses that result from changes in the market value of these contracts will be reflected on our quarterly statement of income. As a result, our quarterly net income may be prone to significant volatility.

Historical fuel price sensitivity

The following table sets forth, based upon the derivatives contracts entered into on January 27, 2005, assuming such contracts had been entered into on January 1, 2004, estimated hypothetical changes to fuel price per gallon, the sensitivity of our payment processing revenue, finance fees, interest expense, provision for credit losses and income before provision for income taxes to changes in fuel prices during 2004, in each case, before unrealized gains or losses from derivatives. The amounts below do not reflect any other change in our financial results that may arise from management action taken in response to changes in fuel prices.

Year ended December 31, 2004	Price per gallon
	Decrease of			Increase of
(in millions, except per gallon price increases and decreases)	$0.30	$0.20	$0.10	$0.10	$0.20	$0.30
Increase (decrease) in payment processing revenue and finance fees	$(1.8)	$(1.2)	$(0.6)	$3.8	$4.4	$5.0
Decrease (increase) in operating interest expense and provision for credit losses	2.2	1.4	0.7	(0.7)	(1.4)	(2.2)
Decrease (increase) in provision for income taxes	(0.1)	(0.1)	(0.0)	(1.2)	(1.2)	(1.1)

Increase (decrease) in net income	$0.3	$0.1	$0.1	$1.9	$1.8	$1.7

Volatility of our net income as a result of mark-to-market accounting associated with these contracts would be expected to be greatest at the outset of these contracts and will be reduced as contracts expire. A 10% change in wholesale fuel prices from the midpoint of the collar of the derivative contracts at the outset of the term of these contracts, would result in an unrealized gain or loss of approximately $6.4 million and a corresponding increase or decrease in net income.

Contractual obligations and off-balance sheet arrangements

Operating leases: We lease office space and office equipment under long-term operating leases, all of which are recorded in occupancy and equipment expenses. Under the terms of our lease agreement for our corporate offices entered into in May 2002, we pay a monthly fee of $101,000 covering 66,000 square feet of office space. This lease will expire in April 2012.

Extension of credit to customers: We have entered into commitments to extend credit in the normal course of business in order to meet the financing needs of our customers. Our exposure to loss in the event of nonperformance by the customer for commitments to extend credit is limited to the contractual amount of those instruments. We use the same credit policies in making commitments as we do for on balance-sheet instruments. Commitments to extend credit are agreements to lend to a customer, providing there is no violation of any condition established in the contract. Since many of the commitments significantly exceed the normal accounts receivable from the customers, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer’s creditworthiness on a case-by-case basis. We had approximately $1.5 billion of commitments to extend credit at December 31, 2004.

Other contractual obligations: We have future cash obligations under various types of contracts. As discussed above we use borrowed federal funds and brokered certificates of deposits to fund our accounts receivable balances. The life for all borrowed federal funds and brokered certificates of deposits is 12 months or less. In addition, we lease office space and office equipment under long-term operating leases. The table below summarizes the dollar amounts of our future contractual obligations as of December 31, 2004 for the periods specified:

(in thousands)	2005	2006	2007	2008	2009+	Total
Operating leases—facilities	$2,570	$2,630	$2,497	$2,312	$5,494	$15,503
Operating leases—equipment	2,632	2,196	1,014	—	—	5,842
Borrowed federal funds	27,097	—	—	—	—	27,097
Deposits	194,360	—	—	—	—	194,360

Total	$226,659	$4,826	$3,511	$2,312	$5,494	$242,802

Application of critical accounting policies and estimates

Management’s discussion and analysis of financial condition and results of operations discusses our combined financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the reporting periods. We base our estimates and judgments on historical experience and on various other factors that we believe are reasonable under the circumstances. Actual results may differ from these estimates under varying assumptions or conditions.

Our significant accounting policies are summarized in Note 2 of the notes to the audited combined financial statements for the years ended December 31, 2004, 2003 and 2002. On an ongoing basis, we evaluate our estimates and judgments, particularly as they relate to accounting policies that we believe are most important to the portrayal of our financial condition and results of operations. We regard an accounting estimate or assumption underlying our financial statements to be most important to the portrayal of our financial condition and results of operations and therefore a “critical accounting estimate” where:

•  The nature of the estimate or assumption is material due to the level of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

•  The impact of the estimates and assumptions on our financial condition or operating performance is material.

Using these criteria, we have designated reserve for credit losses and goodwill and identifiable assets to be “critical accounting policies.”

Reserve for credit losses

Our reserve for credit losses relating to accounts receivable is established through a provision for credit losses on accounts receivables charged to expense and represents an amount deemed sufficient to absorb management’s estimate of probable credit losses. The reserve reflects management’s estimate of uncollectible balances resulting from credit and fraud losses and is based on an ongoing review of our outstanding accounts receivable balance, past loss experience and current economic conditions that may affect our customers’ and our strategic relationships’ customers’ abilities to pay. We use a 6-month rolling average of actual charge-off experience to estimate current losses. The model takes into account the amounts currently due and the age of the balances. In addition, it has been our past experience that at any point in time, outstanding accounts receivable includes uncollectible amounts approximating six months of charge-offs of delinquent account balances. It is our policy that at no time should the estimated reserve for credit loss be set below this level. We continue to monitor charge-offs through the use of this model to assure that this assumption continues to be true. If a change in customer payment patterns were to indicate that a change was needed to the methodology used to estimate the reserve for credit losses then we would update our model accordingly.

Accounts are charged against the reserves when determined to be uncollectible. When we are notified that a customer has filed for bankruptcy, we charge off any amounts owed immediately. Other accounts are charged off as information obtained by us indicates that payment by the customer is highly unlikely. Any account not charged off after 180 days of delinquency is charged off at that time unless there is a documented reason for delaying the charge-off.

While we believe we are using the best information available to establish the reserves, future adjustments to the reserves may become necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, various regulatory agencies, as an integral part of their examination process, review the reserve for credit losses. Such agencies may require us to recognize adjustments to the reserve based on judgments different from those of management. There have been no such differences in judgment for the periods presented in this document. The regulatory agencies have concurred with our estimates and the methodology used to arrive at those estimates.

Our reserve for credit losses requires management estimates. If the underlying assumptions differ from actual experience our net income could be significantly impacted. We have calculated the impact to our financial statements if the estimates of the rates associated with charging-off delinquent accounts differed from actual charge-off experience. Based upon the reserve for credit losses recorded at December 31, 2004, every 10% change in the charge-off rate, whether an increase or a decrease, assuming no change in fuel prices, would result in a change of approximately $295,000 in the expense recorded.

Goodwill and identifiable intangible assets

In connection with Statement of Financial Accounting Standards No. 142, or SFAS No. 142, we are required to assess goodwill and indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred.

We assess goodwill for such impairment by comparing the carrying value of the company to its estimated fair value. When determining fair value, we utilized various assumptions including projections of future cash flows and incorporated assumptions we believed marketplace participants would utilize. When available, and as appropriate, we used comparative market multiples to corroborate the discounted cash flow results. A change in these underlying assumptions will cause a change in the results of the tests and, as such, could cause fair value to be less than the respective carrying amount. In such event, we would then be required to record a charge, which would impact earnings.

The carrying value of amortizable intangible assets is evaluated whenever events or changes in circumstances indicate that the carrying value of the asset may be impaired. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset, including disposition, is less than the carrying value of the asset. Indefinite-lived intangible assets were tested for impairment and written down to fair value, if necessary, as required by SFAS No. 142. During the periods presented in the accompanying combined financial statements, no intangible assets were determined to be impaired.

We will continue to review the carrying value of goodwill and identifiable intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. An adverse change to our business will impact our combined results and may result in an impairment of our goodwill or our identifiable intangible assets. The aggregate carrying value of our goodwill and identifiable intangible assets was approximately $137.5 million at December 31, 2003. See Note 6 to our audited combined financial statements for more information on goodwill.

Impact of recently issued accounting pronouncements

In March 2004, the Financial Accounting Standard Board (FASB) ratified the recognition and measurement guidance and certain disclosure requirements for impaired securities as described in Emerging Issues Task Force (EITF) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” Subsequently, in September 2004, the FASB issued FASB Staff Position (FSP) EITF Issue 03-1-1, Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which delays the effective date for the recognition and measurement guidance in EITF Issue No. 03-1. In addition, the FASB has issued a proposed FSP to consider whether further application guidance is necessary for securities analyzed for impairment under EITF Issue No. 03-1. We continue to assess the potential impact that the adoption of the proposed FSP could have on our financial statements.

On December 16, 2004, FASB issued a revision to SFAS No. 123, “Accounting for Stock-Based Compensation” titled “Share-Based Payment.” This revision requires that all share-based payments to employees, including grants of employee stock options, be recognized in the consolidated statement of income based on their fair values. The revision will be effective for public companies for fiscal periods beginning after June 15, 2005. Because we currently account for stock based compensation using the fair value method of accounting, we do not believe the adoption of this pronouncement will have a material effect on our results of operations.

Business

Overview

We are a leading provider of payment processing and information management services to the U.S. commercial and government vehicle fleet industry. We provide fleets using our services with detailed transaction data, analysis tools and purchase control capabilities. We capture transaction data at approximately 180,000 fuel and vehicle maintenance locations, including over 90% of the nation’s retail fuel locations and 41,000 vehicle maintenance locations. We market our services directly to businesses and government agencies with vehicle fleets, as well as through 83 strategic relationships with fleet management companies, automotive manufacturers, fuel retailers and other companies.

We collect a broad array of transaction information at the point of sale, including the amount of the expenditure, the identification of the driver and vehicle, the odometer reading, the identity of the fuel or vehicle maintenance provider and the items purchased. This data is captured through our network, which consists of fuel and maintenance locations utilizing our proprietary software. Our network is one of the largest of its kind, and we refer to it as a “closed” network because it is only accessible through the use of our fleet charge cards. Data collected through our network, together with our purchase controls, allows us to provide fleets with comprehensive information and analysis tools to effectively manage their vehicle fleets and control costs.

We maintain long-standing relationships with our customers and strategic relationships whose ongoing fuel requirements provide us with a recurring transaction base upon which we continue to grow our business. We currently process transactions for over 280,000 commercial and government vehicle fleets with approximately 3.9 million vehicles. During the five-year period ended December 31, 2004, the number of transactions we processed for fleets grew at a compound annual rate of 13% to 205.8 million, while the aggregate dollar value of those transactions grew at a compound annual rate of 24% to $7.4 billion.

Our revenues are primarily affected by the number and dollar value of the transactions we process through our network. Depending on the nature of the products and services we provide to fleets, we earn payment processing revenue, transaction processing revenue and account servicing revenue.

•  Payment processing revenue is generated from transactions in which we process and make payments to fuel or maintenance providers on behalf of fleets. A majority of payment processing revenue is based on a percentage of the aggregate dollar amount of purchases made by fleet customers at fuel and vehicle maintenance locations on our network. We typically collect the total purchase price from the fleet within one month of the billing date.

•  Transaction processing revenue is typically generated from fixed fees we charge to some of our strategic relationships for each transaction we process and for which we generally do not make payment to fuel and vehicle maintenance providers on behalf of fleets.

•  Account servicing revenue is generated from recurring monthly account servicing fees paid by fleet customers and strategic relationships and is based on the number of vehicles for which we provide services.

In 2004, our revenues and net income were $189.1 million and $51.2 million, respectively, which represent five-year compound annual growth rates of 21% and 61%, respectively.

Our history

Wright Express LLC began operations in 1983 as Wright Express Corporation, a Maine corporation. In August 1985, Wright Express Corporation was reincorporated as a Delaware corporation. In September 1994, Safecard Services Inc. acquired Wright Express Corporation. In February 1996, Wright Express Corporation was sold to CUC International, Inc., which subsequently merged with HFS Incorporated in December 1997 to form Cendant Corporation. In July 1997, Wright Express Corporation incorporated Wright Express Financial Services Corporation in Utah, as its wholly owned banking subsidiary. In June 1999, Wright Express Corporation was merged into Wright Express LLC, a Delaware limited liability company and a wholly owned subsidiary of PHH Holdings Corporation, which was a wholly owned subsidiary of Cendant. Immediately after this merger, Cendant transferred Wright Express LLC to Avis Group Holdings, Inc. as part of Avis’s acquisition of PHH Holdings Corporation. During the period in which Avis was our sole stockholder, Cendant owned approximately 20% of Avis, and was its largest stockholder. Wright Express Solutions and Technologies, LLC was formed as a Delaware limited liability company in March 2000. In March 2001, Cendant purchased the remaining shares of common stock of Avis and became our ultimate parent company.

On January 19, 2005, the assets of Wright Express Solutions and Technologies, LLC were transferred to Wright Express LLC. Prior to and in connection with the offering, we will convert from a Delaware limited liability company to a Delaware corporation to be renamed Wright Express Corporation and all of the outstanding membership interests of Wright Express LLC will convert into 40,000,000 shares of common stock and 100 shares of Series A non-voting convertible preferred stock.

Our industry

There are approximately 27.4 million fleet vehicles in the United States, representing approximately 12% of the estimated 231 million total vehicles in the United States. Fleet vehicles include automobiles, vans, trucks and buses used by businesses or government agencies for commercial or governmental purposes. A vehicle fleet is a group of one or more fleet vehicles. We provide our services to approximately 3.9 million fleet vehicles.

Industry composition

Vehicle fleets are categorized by vehicle type and fleet size. Vehicle types include heavy trucks (with a gross vehicle weight greater than 19,500 lbs), medium trucks (with a gross vehicle weight between 10,000 and 19,500 lbs), light trucks (with a gross vehicle weight below 10,000 lbs), buses and automobiles. We categorize commercial and government fleets by size into large fleets, with over 750 vehicles, mid-size fleets, with between 25 and 750 vehicles, and small fleets, with less than 25 vehicles. The fleets for which we provide transaction processing services are predominantly comprised of medium trucks, light trucks and automobiles.

The following charts categorize fleet information.

Commercial and government trucks by fleet size and vehicle weight class

Fleet size	Light trucks	Medium trucks	Heavy trucks	Government	Buses	Total
	(in millions)
1-6	10.3	1.0	2.3
7-11	0.7	0.1	0.3
12-21	0.5	0.1	0.3
22-51	0.4	0.1	0.2
52+	0.3	0.1	0.2

Total	12.2	1.5	3.3	2.1	0.8	19.9

Sources: Havill & Company, Inc.; U.S. Department of Transportation. Government vehicles and buses are not categorized by fleet size.

Commercial and government automobiles by fleet size

Fleet size	Automobiles
(in millions)
1-4	1.9
5-14	1.3
15+	4.3

Total	7.5

Sources: R. L. Polk and Company; U.S. Department of Transportation.

Fleet fueling methods

The majority of automobile and light truck fleets rely on retail filling stations to refuel their fleet vehicles. Medium and heavy trucks, which typically require diesel fuel, also refuel at unattended, automated fueling stations and truck stops. Fleets may also purchase fuel in bulk in order to obtain lower prices, store the fuel in their storage tanks and refuel their fleet vehicles from this location. Certain of these fleets may also use mobile fueling, whereby fuel is delivered to a fleet’s location by a mobile fueler. Our network is predominately comprised of retail fuel sites covering over 90% of the nation’s retail fuel locations. We have expanded our product and service offerings to include other fueling sites, such as truckstops, unattended fueling locations and private locations, as well as mobile fueling.

Fleet fuel and maintenance expenditures

Commercial and governmental vehicle fleets in the United States spend approximately $101 billion on fuel and consume approximately 55 billion gallons of fuel per year. Our core category of medium trucks, light trucks and automobiles accounts for approximately $62 billion or 61% of total annual vehicle fleet fuel expenditures. In 2004, we processed purchases of approximately 3.7 billion gallons of fuel in the United States.

Commercial and government fuel consumption and expenditures by vehicle type

	Total gallons	Total fuel expenditures
	(in billions)
Heavy trucks	21.8	$39.4
Medium trucks	3.6	6.6
Light trucks	21.7	39.9
Automobiles	8.3	15.3

Total	55.4	$101.3

Source: Havill & Company, Inc.

Over the past five years, maintaining and running fleet vehicles has become more expensive for our core category of automobiles and light and medium trucks. According to Automotive Fleet Magazine, from 1999 to 2003, vehicle running expenses, defined as gasoline, oil, tire and maintenance expenses, grew at a compound annual rate of 7.3% to approximately $0.097 per mile for automobiles and 4.5% to approximately $0.116 per mile for light and medium trucks. These increases were mainly attributable to an increase in fuel prices.

Fuel price and consumption trends

The following chart illustrates the retail price of unleaded fuel per gallon for the last five years, which we believe is representative of fuel prices in general.

Our revenue and profitability are largely dependent on fuel prices, which are currently at historically high levels. The primary reasons for an increase in fuel prices include:

•  geopolitical conditions;

•  actions by OPEC, Russia, Mexico or other major oil producing nations;

•  consumer and commercial demand;

•  general worldwide economic conditions; and

•  refinery capacity.

Consumption of petroleum is expected to grow over the next 20 years. According to the Energy Information Administration, United States petroleum consumption will grow from approximately 20.7 million barrels per day in 2004 to approximately 27.9 million barrels per day by 2025 as detailed in the following chart.

Our competitive strengths

We believe the following competitive strengths distinguish us in our industry:

•  Leading industry position. We are a leading provider of payment processing and information management services to the United States commercial and government vehicle fleet industry. We provide our services to over 280,000 commercial and government vehicle fleets with approximately 3.9 million vehicles.

•  Broad “go-to-market” approach across our marketing channels. We have long-standing strategic relationships with 27 fleet management companies and automotive manufacturers, 24 fuel retailers and 32 fuel distributors, convenience store chains and bulk and mobile fuel providers. We believe that our sales strategy of utilizing both our own sales force of approximately 110 salespersons in collaboration with the more than approximately 470 salespersons of the companies with which we maintain strategic relationships provides us with an unparalleled approach to attract new customers nationwide.

•  Proprietary closed network of approximately 180,000 fuel and vehicle maintenance locations. Over the past 20 years, we have built a network of approximately 180,000 fuel and vehicle maintenance locations, with site acceptance at over 90% of the nation’s retail fuel locations and over 41,000 vehicle maintenance locations. We believe our network is one of the largest closed fuel and vehicle maintenance networks of its kind, which allows us to offer customers broad site acceptance. Our closed network also affords us access to a higher level of fleet-specific information and control than is widely available on the networks of MasterCard, Visa, American Express or Discover, which allows us to improve and refine the information reporting we provide to our fleet customers and strategic relationships.

•  Comprehensive information services, purchase controls and technology capabilities. We offer a superior, differentiated set of services to allow our customers and the customers of our strategic relationships to better manage their vehicle fleets.

•  Customized information services: We provide customized analysis and reporting on the efficiency of fleet vehicles and the purchasing behavior of fleet vehicle drivers. We make this data available to fleet customers through both traditional reporting services and sophisticated Internet-based data analysis tools.

•  Purchase controls: Our proprietary software facilitates our collection of information and affords us a high level of control and flexibility in allowing fleets to restrict purchases and delivering automated alerts.

•  Differentiated technology: Through our WEXOnline® Internet website, customers have access to account and purchase control management, data, reporting and analysis tools in order to better monitor and maintain fleets.

•  Highly scalable business model. We can expand our operations without proportionally increasing our support costs. Our business model is designed with the flexibility to support significant growth and drive economies of scale with relatively low incremental costs.

•  Superior customer service. We are focused on building strong relationships based upon established practices that continue to improve the quality of services that we provide. We actively manage these relationships through approximately 315 employees, who are focused on delivering high quality services. For the three years ended December 31, 2004, we experienced less than 3.0% annual voluntary attrition among fleets. In addition, our strategic relationships have worked with us for an average of six years.

•  Experienced senior management team. Our senior management team has an average of over 11 years of experience in the payment processing, information management, vehicle fleet or fuel industries, including an average of over six years with Wright Express. Our management team is led by Michael Dubyak, our President and Chief Executive Officer, who has worked at Wright Express for over 18 years. We believe the extensive experience and relationships of our senior management team have enabled us to cultivate the relationships necessary to maintain a leadership position in our industry.

Our growth strategies

We intend to pursue the following growth strategies:

•  Enhance our leadership position. We plan to enhance our industry position as a leading provider of payment processing and information management services to commercial and government fleets in the United States by continuing to deliver superior services to our customers. We will continue to refine our customer acquisition and retention efforts based on the information we collect in our proprietary database as well as continue to establish new strategic relationships.

•  Increase our penetration of the small fleet category. We plan to increase our penetration into the small fleet category. We believe the small fleet category is large and under-penetrated by payment processing and information management services similar to ours. We plan to target small fleets through our affiliations with local fuel distributors who can market our services to their small fleet customers. In addition, we plan to increase the average expenditures per account by providing loyalty-based programs and by expanding the scope of our offerings, which have traditionally centered on fleet vehicles, to include broader business needs. We also believe these tailored product offerings will help us attract new small fleet customers while retaining existing small fleet customers and increasing their usage of our services. Finally, we will continue to focus on this category through our sales force and by working with the sales forces of companies with which we maintain strategic relationships.

•  Expand our product and service offerings. We believe there are significant opportunities for us to expand our product and service offerings into other industry categories.

•  Our revenue from vehicle maintenance has not been significant historically. We plan to expand the Wright Express Service Network, which is the vehicle maintenance portion of our proprietary closed network, by increasing the number of vehicle maintenance providers that participate in our network. We also plan to extend the program to the customers of our private label strategic relationships and encourage the use of this program by our existing customers.

•  We have not historically focused on the heavy truck category. We believe we can better penetrate this category and achieve a higher share of fuel and vehicle maintenance expenditures by increasing our marketing efforts to heavy truck fleets. As part of this strategy, we market our payment processing and information management services directly to truck fleets through our heavy truck services program. Fleet truck drivers may use our heavy truck cards at over 7,000 truck stops and 43,000 retail diesel locations nationwide.

•  We have expanded, and intend to continue to expand, our product and services offerings to include other fueling sites, such as truckstops and private locations, as well as mobile fueling. This allows us to offer our total fuel management services to fleets with diversified fueling needs. We have built a network of the leading national bulk fuel providers as well as regional distributors to meet fleets’ bulk and mobile fuel needs at a local level. We process all fueling transactions, assist fleets in managing their various fuel costs and offer combined billing for the different vendors a fleet may use to provide these services.

•  We plan to market our fleet payment processing and information management services internationally by working with our existing strategic relationships and forming new strategic relationships with companies abroad.

•  Utilize our technology to continue to improve our information management services and reporting capabilities. We have invested, and will continue to invest, in updating our technology infrastructure in order to:

•  enhance our ability to capture additional data and enable fleets to have more control over purchases at the point of sale;

•  increase the speed and the degree of customization of the reporting we provide to customers;

•  enhance e-commerce capabilities to allow for online payments;

•  increase the scalability of our technology platform to help us better address the different data needs of customers and strategic relationships; and

•  broaden our capability to provide our services internationally.

•  Broaden our MasterCard product. We believe we can offer a differentiated charge card product to businesses in other industries that can utilize our information management services. In addition, we consider our corporate MasterCard charge card to be a beneficial supplement to our core product offering for fleets that need to make non-vehicle-related purchases. We plan to expand our MasterCard charge card product to increase our transaction processing volume in areas such as commercial travel and entertainment and purchasing.

Our proprietary closed network

Over the past 20 years, we have built a proprietary closed network of approximately 180,000 fuel and vehicle maintenance locations, which includes over 90% of the nation’s retail fuel locations and over 41,000 vehicle maintenance locations. Fuel retailers in our network include ExxonMobil Fuels Marketing Company, Chevron Products Company, ConocoPhillips Company and Citgo Petroleum Corporation.

The vehicle maintenance portion of our proprietary closed network, which we refer to as the Wright Express Service Network, fulfills fleets’ vehicle maintenance needs, such as roadside service and assistance, replacement tires, glass, brakes and mufflers, oil changes and car washes. Vehicle maintenance companies in our network include Jiffy Lube International, Inc., Sears, Roebuck and Co., Safelite Glass Corp. and The Valvoline Company. We plan to use our sales force to increase the number of vehicle maintenance providers in the Wright Express Service Network.

Sales and marketing

We market our payment processing and information management services to fleets through three primary channels: the direct channel, the co-branded channel and the private label channel. We have approximately 110 sales and marketing employees who interact with current and prospective customers and strategic relationships. Our sales and marketing efforts are driven by our experienced inside and outside sales forces and our marketing team, which has expertise in direct marketing, database analysis and marketing strategy and execution. Our inside sales force targets potential fleet customers by using direct mailings and making phone calls to fleets that have expressed interest in our services. In addition, our inside sales force answers calls from fleets that are responding to direct mailings and inquiries made through our website. Our outside sales teams are organized by territory and use face-to-face meetings, product demonstrations and materials provided by our marketing team to attract fleet customers. We also utilize industry tradeshows, advertising and other awareness campaigns to market our services.

By collecting and analyzing customer data for the past 20 years, we have created a detailed profile of representative fleet customers and have also developed a proprietary database that allows us to better market to the fleet industry. We provide market opportunity analyses, customer acquisition models and detailed marketing plans to our sales force and the sales forces of our strategic relationships.

Direct

In our direct channel, we market our services, branded with the Wright Express name, directly to commercial and government vehicle fleets, which allows us to have a direct relationship with our fleet customers. As of December 31, 2004, we had 62,000 fleet customers, including 18 state fleets, in our direct channel, with 1.4 million total vehicles.

The fleet customers in our direct channel include fleets of all sizes and vehicle categories. We use our inside sales force to attract small fleets, such as contracting, landscaping or plumbing businesses.

Our mid-size fleet customers are typically large regional businesses, such as dairies, beverage companies and grocery chains, that we market to by using our outside sales force.

Our large fleet customers are national and large regional fleets with 750 or more vehicles and include Con-way Transportation Services, Inc., Pepsi-Cola Metropolitan Bottling Company, Inc., SBC Services, Inc., Tyson Foods, Inc. and United Parcel Service of America, Inc. In marketing our services to these customers, we emphasize our ability to offer national site acceptance and a high level of customer service. To attract and retain large fleet customers, we use both our outside sales force, which focuses on the acquisition of new business, and account managers who focus on servicing and growing revenue from existing large fleet customers.

Co-branded

In our co-branded channel, we market our services for and in collaboration with 27 fleet management companies and automotive manufacturers using both their and our brand names. These companies seek to offer our payment processing and information management services to their fleet customers as part of a larger package of fleet services that they provide.

We use this channel to reach the small, mid-size and large fleet customers of our co-branded relationships. We are able to expand the base of customers to whom we provide our services by combining the marketing and sales efforts of our own sales force, with the efforts of the sales forces of our co-branded relationships, which consist of, collectively, approximately 440 sales people.

We have offered co-branded programs since 1995, when we entered into our first co-branded relationship with GE Capital Fleet Services, which remains to this day. In most of our co-branded relationships, our interface and communications with customers are designed to present the look and feel of the co-branded company. Our co-branded strategic relationships include eight of the ten largest domestic fleet management companies, which collectively manage over 2.5 million vehicles, according to Automotive Fleet Magazine. These relationships include Automotive Rentals, Inc., LeasePlan USA, Inc., PHH Vehicle Management Services, LLC and Wheels Inc. As of December 31, 2004, we serviced approximately 25,000 fleet customers for our co-branded relationships with approximately 1.1 million total vehicles. The majority of these customers primarily are mid-size and large fleets.

Private label

In our private label channel, we market our services for and in collaboration with 24 fuel retailers, using only their brand names. The fuel retailers with which we have formed strategic relationships offer our payment processing and information management services to their fleet customers in order to establish and enhance customer loyalty. These fleets use these services exclusively at the fuel locations of the fuel retailer with whom we have the private label relationship.

The customers in this channel are typically small businesses, such as contracting, landscaping or plumbing businesses, with small fleets. Their fleet drivers do not typically travel beyond a defined geographic area and are not unduly burdened by limiting their fuel purchases to the fuel locations of a particular fuel retailer within that area. We rely on the marketing efforts of our private label relationships to attract customers in this channel. However, many of these fuel retailers, such as Alon USA LP, Amerada Hess Corporation, Getty Marketing Petroleum Inc. and Sheetz, Inc. also rely on our sales and marketing efforts.

We have offered private label programs since October 1986, when we entered into our first strategic relationship with a fuel retailer, which remains in place to this day. Our private label relationships include two of the largest North American oil companies as well as Amerada Hess Corporation, Gulf Oil Limited Partnership, QuikTrip Corporation and Sheetz, Inc. As of December 31, 2004, we serviced approximately 183,000 fleet customers for our private label relationships with approximately 1.3 million total vehicles.

Affinity program

As part of our strategy to increase our penetration of the small fleet category, we have forged 32 relationships with fuel providers, convenience store chains and bulk and mobile fuel providers through our affinity program. Through this small but growing program, these companies can establish and enhance customer loyalty by offering our fleet charge card, co-branded with their logo and our logo, to their business customers that have small fleets in their area. Most of our strategic relationships in this program are with fuel providers that own more than one fuel location, which, in some cases, may be branded with the labels of different major oil companies. Rather than provide fleet charge cards under the brands of each of the major fuel retailers, through the affinity program, the strategic relationships can provide the small fleet customer with a fleet charge card that can be used at all of the locations owned by the fuel provider regardless of the brand of fuel the locations offer. The fuel providers in our affinity program market our services directly to their existing fleet customers, and we perform the transaction processing, funding, data collection and reporting, billing and customer service. We also rely on our sales force to attract small fleets to the affinity program.

Through our ZipSelectTM feature, our affinity relationships can offer their fleet customers site acceptance outside their own fuel locations. Through this feature, our affinity relationships can expand coverage to fleet customers when needed and prevent those customers from using their fleet charge cards to purchase fuel and services at competing locations within their fueling areas. As of December 31, 2004, we serviced approximately 63,000 total vehicles for our affinity relationships.

Our products and services

The following chart depicts the steps in a typical transaction by a fleet customer purchasing fuel or other products or services at a fuel or vehicle maintenance location on our network:

Payment processing. In a payment processing transaction, we pay the purchase price for the fleet customer’s transaction, less our payment processing fees, to the fuel or vehicle maintenance provider, and we collect the total purchase price from the fleet customer, typically within one month from the billing date. Payment processing fees are typically based on a percentage of the aggregate dollar amount of the customer’s purchase. We provide short-term funding of the expenditure for transactions made for fleet customers in our direct channel and certain fleet customers of our strategic relationships, which in 2004 accounted for 145.6 million payment processing transactions.

Transaction processing. In a transaction processing transaction, we earn a fixed fee per transaction and do not typically provide funding. Fleet customers of our strategic relationships conducted 60.2 million transaction processing transactions in 2004.

Information management. We capture purchase and transaction data at the point of sale. The basic information that we collect about the transaction includes purchase date and time, cost of purchase, fuel or vehicle maintenance provider information, vehicle identification, account number, line item detail on non-fuel purchases, fuel grade, cost per gallon and gallons purchased, and fuel or vehicle maintenance provider classification. We also collect data such as the odometer reading of the fleet vehicle and the driver identification number, which in our industry is referred to as Level III data. We process this data to provide customized information to customers through monthly vehicle analysis reports and our online website, WEXOnline®. These reports contain information about each transaction by driver and vehicle. We also flag any unusual transactions or transactions that fall outside of pre-established parameters in these reports. Through our website, customers can access their account information, including their account history and recent transactions, and download details concerning current and past transactions. They can quickly access, use and download this information to manage and track the usage and efficiency of their fleets’ vehicles, to monitor driver behavior and spending, to track maintenance schedules and to more effectively manage fleet costs. The reports we provide to customers help them reduce the amount of administrative time they spend in recording and monitoring expenses.

We also offer customers the following information management tools:

•  WEXIndex. We offer a monthly retail fuel price index publication, which includes state and metropolitan area reports and a newsletter on the market forces affecting retail fuel prices.

•  Fuel Price Mapping. Myfuelprices.com is a collaboration between us and a third party and was created to provide up-to-date fuel pricing at fuel stations to help direct drivers to low-cost fuel providers. By combining routing, mapping and up-to-date fuel data, Myfuelprices.com allows fleets to:

•   map a trip to optimize fueling options;

•   find and compare fuel prices in a specific zip code; and

•   view fuel price comparisons by geographic regions.

Security and control. We allow our customers and the customers of our strategic relationships to monitor and control their fleets’ expenditures. Through WEXOnline®, fleet managers can set pre-determined limits on the amount of money their drivers can charge, the frequency in which their drivers can purchase fuel, the type of products and services that their drivers can purchase and the time of day or days in which their drivers can make purchases. In addition, through WEXOnline®, fleet managers can perform real-time modifications to any pre-determined limits or add or remove driver identification numbers in response to changes or to prevent theft. They can also elect to be quickly notified by email when limits are exceeded in eight purchase categories, including limits on transactions within a time range, gallons per day and allowable fuel types. Our purchase controls allow fleets’ drivers to purchase essential items and services when needed, but prevent them from making excessive or unauthorized purchases.

Other services

•  Price risk management solutions. We offer price risk management solutions to fleets that are attempting to aggressively manage and budget their fuel costs. These programs allow fleets to mitigate their monthly fueling cost risk through an agreement with a third party.

•  Information sales to third-party information services. We currently provide information on fuel transactions to OPIS Energy Group, which is the most comprehensive source for petroleum information, products and prices. OPIS uses this information to determine daily retail fuel prices across the United States. OPIS sells this compiled data to oil companies and other organizations and we derive revenues from these sales.

MasterCard

We offer three MasterCard products and market these products to businesses using approximately 10 dedicated sales people.

•  Corporate charge card. Our corporate MasterCard charge card product provides commercial travel and entertainment and purchase capabilities to businesses in industries that can utilize our information management capabilities. Although most of our current corporate MasterCard customers operate businesses outside the vehicle fleet industry, this product can also be used by our fleet customers as a supplement to our traditional fleet payment processing and information management services. Our corporate MasterCard charge card is branded with the Wright Express name. As of December 31, 2004, we had 68,000 corporate MasterCard charge card accounts.

•  Rotating accounts. Our rotating account product allows businesses to centralize purchasing, simplify complex supply chain processes and eliminate the paper check writing associated with traditional purchase order programs. Our rotating account product is used exclusively for transactions that are not made in person, that is, transactions conducted over the telephone, by mail or facsimile or on the Internet. They can also be used for transactions that require pre-authorization, such as hotel reservations and vehicle maintenance. Under this program, each transaction is assigned a unique MasterCard account number, which makes limiting purchase amounts, tracking, settling and reconciling purchases easier and eliminates the risks associated with using multiple cards. After all of the account numbers assigned to a business have been used, the account numbers are rotated and used again by the business. We currently provide over one million rotating accounts to companies including priceline.com Incorporated and Cendant Travel Distributions Services, Inc. for use in their online transactions. We also provide rotating accounts to Budget Rent A Car System, Inc. In 2004, we processed over 4.0 million transactions through rotating accounts and the aggregate purchase volume for these transactions was $470.2 million.

•  Stored value card. We provide customers of Jackson Hewitt Tax Service Inc. a stored value card branded with the Jackson Hewitt name. Customers are able to credit the proceeds of their tax refunds or loans made in anticipation of their tax refunds to these cards in place of paper checks. We do not fund these accounts. Customers may use the card to obtain cash at an automated teller machine or to make retail purchases at any location that accepts MasterCard debit cards.

Account management

Customer service, account activation and account retention. We have approximately 315 employees dedicated to addressing the needs of fleets, strategic relationships and the fuel and vehicle maintenance providers on our network. We conduct regular surveys to ensure that these constituencies receive proper customer service. We also have proprietary account activation programs that allow us to initiate calls to customers to promote adoption and use of our programs and to alert customers when issues arise. Similarly, through our account retention programs, we will actively call customers under certain defined circumstances that, in our experience, signal a potential account termination. As a result of our customer service and account retention efforts, we have achieved less than 3% voluntary annual attrition among our fleet customers for the three years ended December 31, 2004.

•  Small and mid-size fleets. We handle authorization and billing questions, account changes and other issues through our dedicated telephone call center, which is available twenty-four hours a day, seven days a week. We also provide training to customers so that they are able to fully utilize the information, reports and queries we provide online.

•  Large fleets. We assign designated service representatives to businesses and government agencies with large fleets. These representatives have in-depth knowledge of both our programs and their fleets’ operations and objectives. Our service representatives implement and train the large fleets’ managers and other contacts on the operation and optimal use of our programs. They also oversee the account setup and activation process, review on-line billing and create customized reports. For example, large public-sector fleets can significantly reduce the time they spend on accounting and administrative tasks through our tax-exempt program, under which we bill fleets net of tax and provide reporting on fleet purchases and federal, state and municipal tax exemptions. Our service representatives will also prepare periodic account reviews and provide specific information on trends in their fleets’ accounts and comparisons of the average price paid by the fleets to an index of prices in the geographic proximity. Our service representatives work together to identify and discuss major issues and emerging needs of large fleets. They also work with the account managers of our large fleet customers in order to provide consistent support and service.

•  Strategic relationships. Most of our strategic relationships have a dedicated account representative. The representative prepares reports on key performance indicators, which give each of our strategic relationships a periodic snapshot of its program’s performance in key areas, which are benchmarked against programs of similar size. In addition, the account representative manages the implementation of special projects and the introduction of new features and functionality. Our account representatives work together to identify and discuss major issues and emerging needs of our strategic relationships and work with each strategic relationship’s dedicated client relations manager to ensure consistent support and service.

•  Fuel and vehicle maintenance providers. Our representatives work with fuel and vehicle maintenance providers to enroll them in our network, install and test all network and terminal software and hardware, and train them on the sale and transaction authorization process. Once a part of our network, each fuel and vehicle maintenance provider has access to a dedicated account representative and our telephone call center to meet its service needs. In addition, our representatives provide transaction analysis and site reporting and handle settlement issues. We sponsor periodic onsite meetings with fuel and vehicle maintenance providers to ensure that we are addressing their needs.

Propriety account approval and credit management. We have developed unique account approval, credit management and fraud detection programs. We carefully scrutinize potential fleet customers for us and our strategic relationships and actively manage the accounts of our existing customers to minimize payment delinquencies and fraud losses. We have developed an application underwriting model that uses third-party data as well as information we have collected about fleet customers over the past 20 years to produce a proprietary score. With this score we can predict the likelihood of an account becoming delinquent within 12 months of activation.

We also use a credit line maintenance model to manage ongoing accounts, which allows us to predict the likelihood of account delinquency over an 18-month time horizon. We are able to isolate high-risk accounts, which allows our credit analysts to minimize losses by decreasing credit lines, requiring fleets to post full security to us by submitting a cash deposit or letter of credit in the amount of the account’s credit line, or requiring fleets to pay by electronic funds transfer. We also use this model to increase the lines of credit for certain fleets.

We have developed a collections scoring model that we use to rank and prioritize past-due accounts. This ranking allows our collections team to focus their collection efforts on the highest risk and highest balance accounts. We also employ fraud specialists who educate, monitor, alert and provide case management expertise to accounts to minimize losses and reduce program abuse.

For accounts we do not fund, we select and adjudicate the credit risk of the fleet using the credit policy of the strategic relationship. Some of our strategic relationships rely on our credit analysis, including account underwriting, delinquency risk and bad debt management to help them manage their credit policies.

Technology

We employ approximately 125 people in our information technology and related divisions. We have made significant investments in updating our technology infrastructure. Key initiatives related to this update include:

•  Interface specification. We are working with the fuel and vehicle maintenance providers in our network to upgrade the point-of-sale devices used to process customer transactions. This initiative, which we call I-Spec, will enable us to:

•   enhance our data collection speed and capabilities and improve the integrity of the data we collect;

•   improve purchase controls; and

•   decrease the time it takes to authorize and settle transactions.

•  WEXOnline®. Our WEXOnline® website provides fleets, fuel and vehicle maintenance providers and strategic relationships with Internet-based control and data management capabilities.

•  Fleets. Fleets can use WEXOnline® to view standard and customized transaction reports, review and pay invoices and perform basic account maintenance. They can also make, add or remove fleet vehicles and drivers and set and change purchase controls. Their fleet drivers can use the website to find locations where our fleet card is accepted, track daily fuel prices by station to find the best prices and view a short training video.

•  Fuel providers and strategic relationships. Fuel providers and many of our strategic relationships can analyze transactions within a fuel provider’s location or relationship’s portfolio. We are currently integrating our website functionality into the websites of certain co-branded strategic relationships.

•  Upgraded operating platform. We believe that our new upgraded technology will enable us to more quickly and efficiently handle our growing customer base and provide us with greater flexibility to address the differing needs of our various customers and strategic relationships. We also expect that the upgraded platform will increase the overall efficiency of our operations.

As our technology platform is critical to the services we provide, we continue to invest in redundancy, back-up and disaster recovery systems. Our data center operates year round in South Portland, Maine, and we have a redundant transaction authorizer located in a data center in Denver, Colorado. We have contracted with a third-party for disaster recovery.

Competition

Our primary competitors are Comdata Corporation, Fleetcor Technologies, Inc. and U.S. Bank Voyager Fleet Systems, Inc. These companies compete with us for prospective direct fleet customers as well as for companies with which we form strategic relationships. With the increased competition in our industry, pricing pressure has increased.

We also may face increased competition from large financial institutions that have not traditionally focused on the fleet industry. Financial institutions that can issue Visa and MasterCard and American Express credit and charge cards currently compete against us in the small fleet category and some also offer private label payment processing services to fuel retailers.

Wright Express Financial Services Corporation

Our wholly owned bank subsidiary, Wright Express Financial Services Corporation, or FSC, is a Utah industrial bank that began operations in June 1998. Through FSC, we are able to issue short-term certificates of deposit that support our ability to fund transactions. Our bank approves the customer applications for all of our funded programs and is the issuing bank for our Master Card programs. FSC has an independent board of directors. Our bank does not offer savings or checking accounts.

Regulation

We and our bank subsidiary are subject to certain federal and state laws and regulations governing insured depository institutions and their affiliates. FSC is subject to supervision and examination by both the Utah Department of Financial Institutions, or the UTDFI, and the Federal Deposit Insurance Corporation, or the FDIC. In accordance with provisions in the Federal Deposit Insurance Act, or FDIA, FSC cannot engage in any activity that is not permitted for a national bank and is subject to certain restrictions on transactions with affiliates set forth in the Federal Reserve Act. It is also subject to anti-tying provisions in the Bank Holding Company Act. Utah laws and regulations limit the loans FSC may make to one borrower and the types of investments FSC may make.

Set forth below is a description of the material elements of the laws, regulations, policies and other regulatory matters affecting us.

Regulation of lending businesses in the U.S. Our bank primarily makes commercial loans but it has the authority to extend credit to consumers as well. When making consumer loans, FSC is subject to extensive federal and state consumer protection laws. The Equal Credit Opportunity Act prohibits lenders from discriminating when extending credit on certain criteria such as an applicant’s sex, race and marital status. In order to protect borrowers from such discrimination, the Equal Credit Opportunity Act requires that lenders disclose the reasons they took adverse action against an applicant or a customer.

The Fair Credit Reporting Act, or FCRA, imposes duties on lenders if they use consumer credit reports. For instance, it prohibits the use of a consumer credit report except in connection with a proposed business transaction with the consumer. It also requires lenders to notify consumers when taking adverse action based upon information obtained from credit reporting agencies.

The FDIA authorizes federally insured state chartered banks to use various alternative interest rates when they make loans, including the highest interest rate authorized for state-chartered lenders located in the state where the national bank is located. This ability to “export” rates is relied upon by us to charge customers the interest rates and fees permitted by Utah law regardless of an inconsistent law of the state in which the customer is located, thereby facilitating our nationwide lending activities.

Restrictions on intercompany borrowings and transactions. There are various legal restrictions on the extent to which we may borrow or otherwise obtain credit from, sell assets to, or engage in certain other transactions with FSC. In general, these restrictions require that any such extensions of credit by FSC must be fully secured. There is no limit on such transactions to the extent they are secured by a cash deposit in the bank or pledged U.S. government securities. It is also possible to pledge designated amounts of other specified kinds of collateral if the aggregate of such transactions are limited to 10% of FSC’s capital stock and surplus with respect to any single affiliate, and to 20% of FSC’s capital stock and surplus with respect to all affiliates if FSC had more than one affiliate.

Restrictions on dividends. Our principal source of funds to pay dividends, interest and principal on debt securities and to meet other obligations is dividends from FSC. FSC is subject to limitations on the dividends it may pay to us, which may affect our ability to pay dividends to our stockholders. In addition, we and FSC are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain capital above regulatory minimums. A state or federal regulatory authority can determine, under certain circumstances relating to the financial condition of a bank, that the payment of dividends would be an unsafe or unsound practice and can prohibit payment thereof. Moreover, FSC may not pay a dividend to us if it is undercapitalized or would become undercapitalized as a result of paying the dividend. Utah law permits an industrial bank to pay dividends only from undivided earnings.

Capital requirements. The FDIC has risk-based capital and leverage ratio requirements and guidelines for banking organizations. The requirements and guidelines are intended to ensure that banking organizations have adequate capital given the risk levels of their assets and off-balance sheet financial instruments. Under the risk-based capital requirements applicable to FSC, the minimum requirement for the ratio of total capital (as defined below) to risk-weighted assets (including certain off-balance sheet items, such as interest rate swaps) is 10%. At least 6% of the total capital must be comprised of common stockholders’ equity, qualifying non-cumulative perpetual preferred stock, a limited amount of qualifying cumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets, also collectively known as Tier 1 capital. The remainder may consist of mandatory convertible debt securities, a limited amount of subordinated debt, other preferred stock that does not qualify as Tier 1 capital and a limited amount of reserves for possible credit losses, collectively known as Tier 2 capital, and together with Tier 1 capital, total capital. Banks may be subject to higher risk-based and leverage capital ratios depending on other specific factors, such as interest rate risk, concentrations of credit risk, and the conduct of non-traditional activities.

Prompt corrective action. The FDIA requires, among other things, federal banking agencies to take prompt corrective action in respect of depository institutions that do not meet minimum capital requirements. The FDIA sets forth the following five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. A depository institution’s capital tier will depend upon how its capital levels compare with various relevant capital measures and certain other factors, as established by regulation. At December 31, 2004, FSC was considered well capitalized. FSC utilizes brokered deposits to fund many of its operations. Federal law requires a bank to be well capitalized or adequately capitalized with a waiver from the FDIC if it accepts new brokered deposits. Thus, FSC must always qualify as well capitalized or adequately capitalized with a waiver from the FDIC to conduct its current operations.

The FDIA generally prohibits a depository institution from making any capital distributions, including payment of a dividend, or paying any management fee to its parent holding company if the depository institution would thereafter be undercapitalized. Undercapitalized institutions are subject to a range of supervisory actions to restore adequate capital and address all other unsafe and unsound conditions at the bank. In Utah, the Commissioner of Financial Institutions can take possession of the bank at any time and thereafter appoint a receiver, remove management, and order a sale of the bank or any of its assets. Federal law also gives the FDIC authority to assess civil money penalties against the parent and any institution affiliated parties deemed responsible for causing or permitting problems at the bank to continue without resolution.

Our support of FSC. Any non-deposit obligation of FSC to us is subordinate in right of payment to deposits and other indebtedness of FSC. In the event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of FSC will be assumed by the bankruptcy trustee and entitled to priority of payment.

FDICIA and FDIC insurance. FSC is subject to FDIC deposit insurance assessments for the Bank Insurance Fund, or the BIF. Each financial institution is assigned to one of three capital groups: well capitalized, adequately capitalized or undercapitalized, and further assigned to one of three subgroups within a capital group on the basis of supervisory evaluations by the institution’s primary federal and, if applicable, state supervisors and other information relevant to the institution’s financial condition and the risk posed to the applicable insurance fund. The assessment rate applicable to our bank subsidiary in the future will depend in part upon the risk assessment classification assigned by the FDIC and in part on the BIF assessment schedule adopted by the FDIC. Because of favorable loss experience and a healthy reserve ratio in the BIF, FSC, which is considered well capitalized and well managed, has not paid any premiums in recent years. However, premium rates for banks in our group may change in the future.

Gramm-Leach-Bliley Act. The financial privacy provisions of the Gramm-Leach-Bliley Act generally prohibit financial institutions, including FSC to the extent it makes loans or provides other financial services to consumers, from disclosing nonpublic personal information it collects about consumers to third parties unless consumers have the opportunity to opt out of the disclosure. A financial institution is also required to provide an annual privacy notice to its customers. The Gramm-Leach-Bliley Act permits states to adopt more restrictive privacy laws which could reduce the effectiveness and increase the cost of our marketing programs.

USA PATRIOT Act. In 2001, comprehensive anti-terrorism legislation known as the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, or the USA Patriot Act, was enacted. The U.S. Treasury Department has issued a number of regulations implementing the USA Patriot Act that apply certain of its requirements to financial institutions, including FSC. The regulations impose new obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing. The USA Patriot Act’s requirement to obtain and verify certain customer information may hamper the ability of FSC to open some accounts where such information cannot be easily obtained or verified.

Restrictions on ownership of our common stock. We are subject to bank regulations that require any entity that controls 5% or more of our common stock to obtain the prior approval of Utah banking authorities and any person or entity who controls 10% or more of our common stock to obtain the prior approval of federal banking regulators. Prior approval by such regulators is also required for any person that is “acting in concert” with others that will in the aggregate control the percentage of stock described above, or that will obtain, or have without prior approval obtained, the ability to influence the policies and the management of the bank regardless of the total amount of our common stock held by that person or entity. A failure by a purchaser to comply with these requirements could result in sanctions against us, including the loss of our Utah industrial bank charter. Our certificate of incorporation will require that if any stockholder fails to provide us with satisfactory evidence that any required approvals have been obtained, we may, or will if required by state or federal regulators, restrict such stockholder’s ability to vote such shares with respect to any matter subject to a vote of our stockholders.

Intellectual property

We pursue the protection of our trademarks and patents by applying to register them in the United States. We have obtained federal trademark registration of a number of marks, including Wright Express®, WEX®, WEXOnline® and WEXIndex®. In addition, we seek to protect our proprietary rights through the use of confidentiality agreements with employees, consultants, advisors and others.

Employees

As of December 31, 2004, we employed approximately 620 full-time employees, consisting of approximately 540 employees at our corporate headquarters located in South Portland, Maine, approximately 35 employees at our bank facility located in Salt Lake City, Utah and approximately 45 other full-time employees. None of our employees is subject to a collective bargaining agreement.

Facilities

All of our facilities are leased, including our 66,000 square foot corporate headquarters in South Portland, Maine, which is under a lease that will expire in 2012. We also lease four smaller buildings in the South Portland area, two of which we use for technical and customer service employees, one of which we use as a warehouse and one of which we sublease to a third party. We currently lease 11,500 square feet of office space in Salt Lake City, Utah to support our bank operations.

Legal proceedings

On October 14, 2003, Enron Corporation filed a preference and fraudulent transfer claim in the United States Bankruptcy Court for the Southern District of New York against us seeking the return of $2.8 million paid to us prior to the Enron bankruptcy. Enron added additional claims for allegedly preferential transfers and sought an additional $526,000 by way of an amended complaint on December 1, 2003. We filed an answer on July 30, 2004 asserting various defenses, including the defense that the payments in question came from Enron’s non-debtor subsidiaries, not Enron, the debtor, in the ordinary course of business. We believe that we have meritorious defenses to these claims and intend to vigorously defend this lawsuit.

In addition, we are, from time to time, subject to other legal proceedings and claims in the ordinary course of business, none of which we believe are likely or will be likely to have a material adverse effect on our financial position, results of operations or cash flows.

Management

Directors and executive officers

In connection with this offering, we intend to amend and restate our certificate of incorporation and by-laws. The following summary of our executive officers and directors contains references to provisions of our amended and restated certificate of incorporation and by-laws, including the composition of the board of directors and its committees, the classification of the board of directors, the election and term of service of directors and compensation committee interlocks that will be in effect upon the completion of this offering or within the time period prescribed by the New York Stock Exchange listing rules.

The following table sets forth information concerning our directors and executive officers. All of our directors hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until their successors are duly elected and qualified. Executive officers serve at the request of the board of directors.

Name	Age	Position
Michael E. Dubyak	54	President, Chief Executive Officer and Director

Melissa D. Goodwin	36	Senior Vice President, Finance and Chief Financial Officer

David D. Maxsimic	45	Senior Vice President, Sales and Marketing

Katherine M. Greenleaf	56	Senior Vice President, Client Service Operations

Scott W. Roberts	50	Senior Vice President, Strategic Planning and Development

Tod A. Demeter	41	Senior Vice President and Chief Information Officer

Robert C. Cornett	52	Senior Vice President, Human Resources and Chief People Officer

Hilary A. Rapkin	38	Senior Vice President, General Counsel and Corporate Secretary

Rowland T. Moriarty	57	Nominee for Non-Executive Chairman of the Board of Directors(1)

Shikhar Ghosh	47	Nominee for Director(1)

Ronald T. Maheu	62	Nominee for Director(1)

Kirk Pond	60	Nominee for Director(1)

Regina O. Sommer	46	Nominee for Director(1)

Jack A. VanWoerkom	51	Nominee for Director(1)

(1) Messrs. Moriarty, Ghosh, Maheu, Pond and VanWoerkom and Ms. Sommer will be nominated and elected as directors effective upon completion of this offering.

Set forth below is information concerning our directors and the nominees for director.

Michael E. Dubyak has served as our President and Chief Executive Officer since August 1998. Mr. Dubyak has been a director since November 2004. From November 1997 to August 1998, Mr. Dubyak served as our Executive Vice President of U.S. Sales and Marketing. From January 1994 to November 1997, Mr. Dubyak served us in various senior positions in marketing, marketing services, sales, business development and customer service. From January 1986 to

January 1994, Mr. Dubyak served as our Vice President of Marketing. Mr. Dubyak has more than 20 years of experience in the payment processing, information management services and vehicle fleet and fuel industries.

Rowland T. Moriarty will become Non-Executive Chairman of the Board of Directors effective upon completion of this offering. Mr. Moriarty has been Chairman and Chief Executive Officer of Cubex Corporation, a consulting company, since 1981. Since May 2002, Mr. Moriarty has been chairman of Charles River Associates Incorporated, an international consulting firm headquartered in Boston, Massachusetts. Mr. Moriarty has also been chairman of Neuco Corporation, a privately-held software company, since April 1997. From 1981 to 1992, Mr. Moriarty was a professor of business administration at Harvard Business School. In addition to Charles River Associates, Mr. Moriarty also serves on the boards of directors of Staples, Inc. and Trammell Crow Company, which file reports pursuant to the Exchange Act.

Shikhar Ghosh will become a director effective upon completion of this offering. Mr. Ghosh has been Chairman of Rave Wireless, Inc., a company that builds data applications for wireless networks since June 2004. From June 1999 to June 2004, Mr. Ghosh was Chairman and Chief Executive Officer of Verilytics Technologies, LLC, an analytical software company focused on the financial services industry. In 1993, Mr. Ghosh founded Open Market, Inc., an Internet commerce and information publishing software firm. From 1988 to 1993, Mr. Ghosh was the chief executive officer of Appex Corp., a technology company that was sold to Electronic Data Systems Corporation in 1990. From 1980 until 1988, Mr. Ghosh served in various positions with The Boston Consulting Group, and was elected as a worldwide partner and a director of the firm in 1988.

Ronald T. Maheu will become a director effective upon completion of this offering. Since January 2003, Mr. Maheu has served on the Board of Directors and Chairman of the Audit Committee of Charles River Associates Incorporated, an international consulting firm headquartered in Boston, Massachusetts. Since 2000, Mr. Maheu has been a lecturer at the Graduate School of Management at Boston University. Mr. Maheu retired in July 2002 from PricewaterhouseCoopers. Mr. Maheu was a senior partner at PricewaterhouseCoopers LLP from 1998 to July 2002. Mr. Maheu was a founding member of Coopers & Lybrand’s board of partners. Following the merger of Price Waterhouse and Coopers & Lybrand in 1998, Mr. Maheu served on both the U.S. and global boards of partners and principals of PricewaterhouseCoopers until June 2001. Mr. Maheu is also a director and chairman of the audit committee of Enterasys Networks, Inc., which files reports pursuant to the Exchange Act.

Kirk Pond will become a director effective upon completion of this offering. Since June 1996, Mr. Pond has been Chairman, President and Chief Executive Officer of Fairchild Semiconductor International, Inc., one of the largest independent semiconductor companies, and a director since March 1997. Prior to Fairchild Semiconductor’s separation from National Semiconductor, Mr. Pond had held several executive positions with National Semiconductor, including Executive Vice President and Chief Operating Officer. Prior executive management positions were with Fairchild Semiconductor Corporation, Texas Instruments and Timex Corporation. Mr. Pond is a director of the Federal Reserve Bank of Boston.

Regina O. Sommer will become a director effective upon completion of this offering. Since January 2002, Ms. Sommer has served as Vice President and Chief Financial Officer of Netegrity, Inc., a leading provider of security software solutions, which was acquired by Computer Associates International, Inc. in November 2004. From October 1999 to April 2001, Ms. Sommer was Vice President and Chief Financial Officer of Revenio, Inc., a privately-held customer relationship management software company. Ms. Sommer was Senior Vice President and Chief Financial Officer of Open Market, Inc., an Internet infrastructure software company, from 1997 to 1999 and Vice President and Chief Financial Officer from 1995 to 1997. From 1989 to 1994, Ms. Sommer was Vice President at The Olsten Corporation and Lifetime Corporation, providers of staffing and healthcare services. From 1980 to 1989, Ms. Sommer served in various positions from staff accountant to senior manager at PricewaterhouseCoopers, LLP.

Jack A. VanWoerkom will become a director effective upon completion of this offering. Since March 2003, Mr. VanWoerkom has served as Executive Vice President, General Counsel and Secretary of Staples, Inc. From March 1999 to March 2003, Mr. VanWoerkom was Senior Vice President, General Counsel and Secretary of Staples. Prior to joining Staples, Mr. VanWoerkom served as General Counsel of Teradyne, Inc., a semi-conductor chip testing company, from January 1998 to March 1999. From January 1994 to June 1997, Mr. VanWoerkom was Chief Legal Counsel, Vice President of Development and Managing Director of Europe for A.W. Chesterton, an international manufacturer of industrial fluid sealing.

Set forth below is information concerning our executive officers, in addition to Mr. Dubyak.

Melissa D. Goodwin has served as our Senior Vice President, Finance and Chief Financial Officer since September 2001. From April 1999 to August 2001, Ms. Goodwin served as our Vice President and Controller. From November 1998 to March 1999, Ms. Goodwin served as our Manager of Planning and Analysis. From May 1997 to November 1998, Ms. Goodwin served as a senior analyst. From August 1991 to April 1997, Ms. Goodwin held various positions as a senior auditor and manager in the Portland, Maine office of Ernst & Young LLP, which was acquired by Baker, Newman, & Noyes LLC, a Portland accounting firm. Ms. Goodwin has over a decade of experience in finance, auditing and accounting positions. Ms. Goodwin is a member of the American Institute of Certified Public Accountants.

David D. Maxsimic has served as our Senior Vice President, Sales and Marketing since January 2003. From July 2000 to December 2002, Mr. Maxsimic served as our Senior Vice President of Sales. From September 1999 to June 2000, Mr. Maxsimic served as our Vice President and General Manager for the Wright Express Direct Card. From November 1997 to August 1999, Mr. Maxsimic served as a Vice President of Sales. From November 1987 to November 1997, Mr. Maxsimic was a senior sales executive for several major fleet service companies, including U.S. Fleet Leasing, GE Capital Fleet Services and PHH Fleet America. Mr. Maxsimic has over 15 years of experience in sales, marketing and managing customer relationships, in addition to managing and executing sales of complex financial services.

Katherine M. Greenleaf has served as our Senior Vice President, Client Service Operations since November 1999. From July 1973 to October 1999, Ms. Greenleaf held various positions as an attorney and in senior management at Union Mutual Life Insurance Co., now UnumProvident Corporation, Hannaford Brothers Company, The Limited Stores Inc., Ben and Jerry’s Ice Cream Inc. and Greenleaf Consulting, a consulting firm that she founded. Ms. Greenleaf has spent more than 25 years developing successful customer-focused growth and service strategies in high growth environments.

Scott W. Roberts has served as our Senior Vice President, Strategic Planning and Development since February 2003. From January 2002 to February 2003, Mr. Roberts worked for The Bradley Group, a New York based consulting firm that specializes in strategic planning, executive coaching, organizational development and sales and marketing development. From September 1999 to December 2001, Mr. Roberts served as President and Chief Operating Officer of Commtel

Inc., a Maine-based provider of data and Internet and telecommunications services. From January 1981 to August 1999, Mr. Roberts held various positions as an attorney and in senior management at Revlon Inc., Shulton Inc., a subsidiary of American Cyanamid, Tilton and Cook, Skadden, Arps, Slate, Meagher and Flom LLP and IDEXX Laboratories, Inc. Mr. Roberts has more than 20 years of experience in strategic planning, corporate law, leadership development and sales and marketing.

Tod A. Demeter has served as our Senior Vice President and Chief Information Officer since May 2004. From July 2003 to April 2004, Mr. Demeter was Senior Vice President, Information Systems for Aetna Inc. in Hartford, Connecticut. From February 1999 to June 2003, Mr. Demeter held various senior information technology positions including Chief Information Officer for GE Capital Corporate Systems and Global Operations. From January 1986 to January 1999, Mr. Demeter held senior information technology positions at Edwards Systems Technology, a division of General Signal, Pepsi-Co and Andersen Consulting. Mr. Demeter has more than 18 years of business and information technology experience developing and executing global business strategies, managing large technology operations and driving business re-engineering initiatives.

Robert C. Cornett will become our Senior Vice President, Human Resources and Chief People Officer effective upon the completion of this offering. Mr. Cornett has served as our Vice President, Human Resources and Chief People Officer since April 2002. From September 1976 to March 2002, Mr. Cornett held senior management and human resources positions at UnumProvident Corporation, Mage Centers for Management Development and as the director of the Learning Resource Center at Brown University. Mr. Cornett has over 20 years of experience as a human resources professional and has extensive experience developing and instituting creative human resource practices, including providing human resources leadership on mergers and acquisitions, international expansion, employee benefits, training, performance management and leadership development.

Hilary A. Rapkin will become our Senior Vice President, General Counsel and Corporate Secretary effective upon the completion of this offering. Ms. Rapkin has served as our Vice President and General Counsel since April 1998. From January 1996 to March 1998, Ms. Rapkin served as our Business Counsel. From August 1993 to December 1995, Ms. Rapkin worked at Bennet & Associates, a law firm in Portland, Maine. Ms. Rapkin has over 9 years of experience negotiating major contracts with merchants and fleets. Ms. Rapkin is a member of the American Bar Association, the Maine State Bar Association, the American Corporate Counsel Association and the New England Legal Foundation.

Composition of the board of directors

Our certificate of incorporation will provide that our board of directors shall consist of such number of directors as from time to time fixed exclusively by resolution of the board of directors. Our certificate of incorporation will provide that our board will be divided into three classes with one-third of the board being elected each year. In addition, each director will serve a three-year term, with termination staggered according to class, except that Class I directors will have an initial term expiring in 2006 and Class II directors will have an initial term expiring in 2007 and Class III directors will have an initial term expiring in 2008. Class I will be comprised of Mr. VanWoerkom and Ms. Sommer. Class II will be comprised of Messrs. Ghosh and Pond. Class III will be comprised of Messrs. Dubyak, Moriarty and Maheu.

Non-executive chairman

Prior to the completion of this offering, our board of directors will create a position of non-executive chairman. It is expected that Mr. Moriarty will be elected to serve as our non-executive chairman. The non-executive chairman will not be an officer of Wright Express and will lead all meetings of the board of directors at which he or she is present. The non-executive chairman will serve on appropriate committees as reasonably requested by the board of directors, set meeting schedules and agendas, manage information flow to the board of directors to assure appropriate understanding of and discussion regarding matters of interest or concern to the board of directors. The non-executive chairman will also have such additional powers and perform such additional duties consistent with organizing and leading the actions of the board of directors as the board of directors may from time to time prescribe.

Committees of the board of directors

Our certificate of incorporation will provide that the board of directors’ authority to designate committees is subject to the provisions of the by-laws. Our by-laws will provide that the board of directors may designate one or more directors as alternate members of any committee to fill any vacancy on the committee and to fill a vacant chairmanship of a committee occurring as a result of a member or chairman leaving the committee, whether through death, resignation, removal or otherwise. Our by-laws will also provide that the board of directors will establish the following committees:

Executive committee

The executive committee will be comprised of not fewer than three directors elected by a majority of the board of directors. The executive committee may exercise all of the powers of the board of directors when the board is not in session, including the power to authorize the issuance of stock, except that the executive committee has no power to (a) alter, amend or repeal the by-laws or any resolution or resolutions of the board of directors, (b) declare any dividend or make any other distribution to our stockholders, (c) appoint any member of the executive committee or (d) take any other action which legally may be taken only by the full board of directors. The non-executive chairman of the board will serve as chairman of the executive committee. It is expected that the executive committee will be comprised of Messrs. Dubyak, Moriarty, Maheu and Ghosh.

Compensation committee

The compensation committee will be comprised of not fewer than three directors elected by a majority of the board of directors. The compensation committee will oversee the administration of our equity incentive plans and certain of our benefit plans, review and administer all compensation arrangements for executive officers and establish and review general policies relating to the compensation and benefits of our officers and employees. All members of the compensation committee will be independent under the rules of the New York Stock Exchange and our director independence criteria. It is expected that the compensation committee will be comprised of Messrs. Pond (chairman) and Ghosh and Ms. Sommer.

Audit committee

The audit committee will be comprised of not fewer than three directors elected by a majority of the board of directors. The audit committee will oversee our accounting and financial reporting processes, as well as the audits of our financial statements. All members of the audit committee will be required to be independent under the rules of the New York Stock Exchange and our director independence criteria. In addition, each member of the audit committee will be required to have the ability to read and understand fundamental financial statements. The audit committee will also be required to have at least one member that qualifies as an “audit committee financial expert” as defined by the rules of the SEC. It is expected that the audit committee will be comprised of Messrs. Maheu (chairman) and VanWoerkom and Ms. Sommer.

Corporate governance committee

The corporate governance committee will be comprised of not fewer than three directors elected by a majority of the board of directors. All members of the corporate governance committee will be required to be independent under the rules of the New York Stock Exchange and our director independence criteria. The corporate governance committee’s responsibilities will include identifying and recommending to the board appropriate director nominee candidates and providing oversight with respect to corporate governance matters. It is expected that the corporate governance committee will be comprised of Messrs. VanWoerkom (chairman), Ghosh and Pond.

Compensation committee interlocks and insider participation

None of our executive officers will serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Compensation of directors and executive officers

Compensation of directors

The following sets forth the compensation expected to be paid to our non-employee directors in 2005:

Compensation (1) (2)
Annual director retainer(3)	$70,000
New director equity grant(4)	50,000
Board and committee meeting attendance fee	2,000
Audit committee chair	25,000
Audit committee member	12,500
Compensation committee chair	12,000
Compensation committee member	8,000
Corporate governance committee chair	9,000
Corporate governance committee member	7,000
Non-executive chairman stipend	150,000

(1) Members of our board of directors who are also our or our subsidiaries’ officers or employees will not receive compensation for serving as a director (other than travel-related expenses for meetings held outside of our headquarters).

(2) The non-executive chairman stipend, committee chair stipends and all committee membership stipends will be paid 50% in cash and 50% in shares of common stock required to be deferred under the Non-Employee Directors Deferred Compensation Plan (described below). Such deferred common stock is referred to as “deferred stock units.” These units will be issued under our 2005 Equity and Incentive Plan (or a successor plan). Non-employee directors may elect to receive all of such stipends in the form of deferred stock units. The number of shares of common stock to be received pursuant to the common stock portion of such stipends or any other compensation to be paid in the form of common stock will equal the value of the compensation being paid in the form of common stock, divided by the fair market value of a share of our common stock as of the date the compensation is to be paid. Each deferred stock unit will entitle the director to receive one share of our common stock following such director’s retirement or termination of service from the board for any reason. The non-employee directors may not sell or receive value from any deferred stock unit prior to such termination of service.

(3) The annual director retainer will be paid on a quarterly basis. Fifty percent of the retainer will be paid in cash and 50% will be paid in deferred stock units. A non-employee director may elect to receive the entire retainer in deferred stock units.

(4) The number of deferred stock units to be granted will equal $50,000 divided by the fair market value of a share our common stock on the date of grant. For the initial grant, the initial public offering price will be the fair market value of a share of our common stock.

Non-employee directors deferred compensation plan

We intend to adopt the Non-Employee Directors Deferred Compensation Plan which will allow us to issue deferred stock units from our 2005 Equity and Incentive Plan to our non-employee directors. Under the 2005 Equity and Incentive Plan, these deferred stock units will be referred to as “restricted stock units.” In addition to paying these directors in part in the form of deferred stock units, as noted in the table above, our non-employee directors may also elect to defer under this plan certain other designated fees that would otherwise be payable in cash. The deferred stock units to be issued pursuant to this elective deferral would also be issued under our 2005 Equity and Incentive Plan.

Executive officer compensation

The following table sets forth information concerning total compensation paid to our Chief Executive Officer and our four other most highly compensated executive officers who served in such capacities as of December 31, 2004 for services rendered to us in 2004. We have also included an executive officer, Mr. Demeter, whom we expect will be one of our five most highly compensated executive officers in 2005. We refer to these executives as our “named executive officers” elsewhere in this prospectus. All compensation reflected in this section was paid or awarded directly by Cendant. All compensation was recorded by us as compensation expense in our historical financial statements.

Summary compensation table

		Annual compensation			Long-term compensation	All other compensation(4)
Name and principal position	Calendar year	Salary	Bonus(1)	Other annual compensation(2)	Restricted stock unit awards(3)
Michael E. Dubyak President & Chief Executive Officer	2004	$341,173	$204,704	—	$1,000,009	$25,332

David D. Maxsimic Senior Vice President, Sales & Marketing	2004	205,107	82,043	—	450,008	13,056

Melissa D. Goodwin Senior Vice President, Finance & Chief Financial Officer	2004	197,871	79,148	—	479,994	16,666

Katherine M. Greenleaf Senior Vice President, Client Service Operations	2004	196,919	78,767	—	479,994	10,491

Tod A. Demeter(5) Senior Vice President & Chief Information Officer	2004	128,461	66,385	—	200,011	3,833

Scott W. Roberts Senior Vice President, Strategic Planning and Development	2004	164,396	65,758	—	399,999	7,991

(1) For 2004, bonus amounts include fiscal year 2004 profit-sharing bonuses shown at target and expected to be paid in the first quarter of 2005. For each named executive officer, 2004 bonus amounts include regular annual bonuses providing an opportunity to receive payment targeted at 40-60% of base salary, but subject to both our attainment of performance goals relating to our financial performance and the personal performance of the named executive officer. For Mr. Demeter, amount also includes a special hiring bonus equal to $15,000.

(2) For each named executive officer, perquisites and personal benefits have a value less than the lesser of $50,000 or 10% of the officer’s salary and bonus.

(3) On June 3, 2004, each named executive officer was granted performance-vesting restricted stock units relating to shares of Cendant common stock. Amounts shown in the table reflect value assuming vesting at 200% of target; however, units representing 50% of such value will be exchanged for vested shares of our common stock and the remaining units will be cancelled. Upon vesting of a unit, the named executive officer becomes entitled to receive a share of Cendant common stock. Up to one-eighth of the units may vest on April 27 in each of 2005, 2006, 2007 and 2008 based upon the extent to which Cendant attains pre-established performance goals for fiscal year 2004 through the end of the most recently completed fiscal year prior to such business day (i.e., 25% of the units scheduled to vest each year will vest if Cendant’s performance reaches “threshold” levels; and 100% of such units will vest if Cendant’s performance reaches “target” levels). The performance goals relating to these units are based upon the “total unit growth” of the Cendant common stock in relation to the average historic “total stockholder return” of the S&P 500 (“total unit growth” is comprised of earnings before interest, taxes, depreciation and amortization, plus increases in free cash flow generation). Units which fail to vest in 2005, 2006 and 2007 may become vested in later years subject to Cendant’s attainment of cumulative multi-year performance goals. In addition, up to one-half of the units may vest on April 27, 2008 based upon the extent to which Cendant attains cumulative four-year pre-established performance goals. The performance goals relating to these units are based upon the “total unit growth” of Cendant common stock in relation to the top-quartile average historic “total stockholder return” of the S&P 500. In all cases, intermediate levels of vesting will occur for interim levels of performance. Vesting is also subject to the named executive officer remaining continuously employed with Cendant through the applicable vesting date. Each named executive officer received the following number of performance-vesting restricted stock units: Mr. Dubyak, 43,253; Mr. Maxsimic, 19,464; Ms. Goodwin, 20,761; Ms. Greenleaf, 20,761; Mr. Demeter, 8,651 and Mr. Roberts, 17,301. The number of units granted to each named executive officer was approved by Cendant’s compensation committee. All units are eligible to receive cash dividend equivalents that remain restricted and subject to forfeiture until the unit for which it was paid becomes vested. The value of the shares underlying the units as of the date of grant are shown in the table above and reflect a per unit value of $23.12, based upon the closing price of Cendant common stock on June 3, 2004. The value of the shares underlying all units held by each named executive officer as of December 31, 2004 (including units granted in 2003)

equaled as follows: Mr. Dubyak, $1,525,475; Mr. Maxsimic, $660,766; Ms. Goodwin, $742,502; Ms. Greenleaf, $729,666; Mr. Demeter, $202,260 and Mr. Roberts, $573,207, and reflect a closing price of Cendant common stock on December 31, 2004 of $23.38. The restricted stock units were granted pursuant to Cendant’s 1997 Stock Option Plan and Cendant’s 2004 Long Term Incentive Plan. All Cendant restricted stock units held by the named executive officers will be exchanged in connection with this offering for shares of our common stock, with the exception noted above in this footnote with respect to restricted stock units granted on June 3, 2004. See “Certain relationships and related party transactions—Equity-based compensation.”

(4) Payments included in these amounts for fiscal year 2004 consist of (i) matching contributions made to a 401(K) and/or a non-qualified deferred compensation plan maintained by Cendant (“Defined Contribution Match”) and (ii) executive medical benefits. Defined Contribution Match includes matching contributions relating to deferred bonuses in respect of fiscal year 2004 and expected to be paid in the first quarter of 2005, and assuming such bonuses are paid at target levels. The foregoing amounts are as follows:

	Year	Defined contribution match	Executive medical benefits	Totals
Mr. Dubyak	2004	$24,582	$750	$25,332
Mr. Maxsimic	2004	12,306	750	13,056
Ms. Goodwin	2004	15,916	750	16,666
Ms. Greenleaf	2004	9,741	750	10,491
Mr. Demeter	2004	3,083	750	3,833
Mr. Roberts	2004	7,241	750	7,991

(5) Mr. Demeter commenced employment with us on May 13, 2004.

Cendant stock options

No Cendant stock options were granted to our named executive officers during 2004. The following table sets forth information concerning the exercise of options to purchase shares of Cendant common stock during 2004 by each of our named executive officers and the year-end value of unexercised options to purchase Cendant common stock based upon a closing price per share of Cendant common stock of $23.38 as of December 31, 2004. In connection with this offering, Cendant stock options held by our officers and employees will be exchanged for options to purchase shares of our common stock. See “Certain relationships and related party transactions—Equity-based compensation.”

Aggregated option exercises in 2004 and option values as of December 31, 2004

	Shares acquired on exercise	Value realized	Number of securities underlying unexercised options at year-end	Value of unexercised in- the-money options at year-end
Name			Exercisable/Unexercisable	Exercisable/Unexercisable
Michael E. Dubyak	12,500	$114,600	133,500 / —	$750,240 / —
David D. Maxsimic	6,000	54,978	56,025 / —	275,592 / —
Melissa D. Goodwin	7,500	81,681	65,500 / —	371,845 / —
Katherine M. Greenleaf	—	—	78,200 / —	505,808 / —
Tod A. Demeter	—	—	— / —	— / —
Scott W. Roberts	—	—	— / —	— / —

2005 equity and incentive plan

Our Wright Express 2005 Equity and Incentive Plan will provide for the grant of annual cash bonuses and long-term cash awards, as well as equity-based awards, including restricted common stock, restricted stock units, stock options, stock appreciation rights and other equity-based awards to our directors, officers and other employees, advisors and consultants who are selected by our compensation committee for participation in the plan. Unless earlier terminated by our board of directors, the plan will expire on the tenth anniversary of the date of its adoption. Termination of the plan is not intended to adversely affect any award that is then outstanding without the award holder’s consent. Our board of directors may amend the plan at any time. Plan amendments are not intended to adversely affect any award that is then outstanding without the award holder’s consent, and we must obtain stockholder approval of a plan amendment if stockholder approval is required to comply with any applicable law, regulation or stock exchange rule.

As of the date of this prospectus, we have granted restricted stock units relating to approximately 347,000 shares of our common stock under the 2005 Equity and Incentive Plan. We expect to incur compensation expense of approximately $1.6 million in each of the fiscal years ending December 31, 2005, 2006, 2007 and 2008, relating to such grants.

Cendant restricted stock units and stock options currently held by our officers and employees will be cancelled and converted into awards relating to our common stock under the 2005 Equity and Incentive Plan. We will issue approximately 269,000 shares of our common stock in exchange for the unvested Cendant restricted stock units currently held by our officers and employees. We will also issue vested stock options to purchase approximately 540,000 shares of our common stock in exchange for vested and unvested Cendant stock options currently held by our officers and employees. We will incur additional compensation expense of approximately $5.8 million for the fiscal year ending December 31, 2005 as a result of the exchange of Cendant restricted stock units and stock options.

The number of shares of our common stock and options to purchase shares of our common stock that we will issue pursuant to the exchange of Cendant restricted stock units and stock options will be determined based upon a ratio equal to the average closing price of Cendant common stock during a period of three trading days immediately following the pricing of this offering divided by the average closing price of our common stock for the same three-day trading period. The exercise price of the options to purchase shares of our common stock that will be issued pursuant to the exchange of Cendant stock options will be determined by dividing the exercise price of the Cendant stock options by the ratio equal to the average closing price of Cendant common stock during a period of three trading days immediately following the pricing of this offering divided by the average closing price of our common stock for the same three-day trading period. Share numbers and option amounts described above are based on the initial public offering price range set forth on the cover page of this prospectus and the average closing price of Cendant’s stock price as of a recent three day period. The actual amounts will change based on our stock price and Cendant’s stock price for the three trading days following the date of this prospectus.

Administration

The plan will be administered by our compensation committee, which will have the authority, among other things, to determine who will be granted awards and all of the terms and conditions of the awards. The compensation committee will also be authorized to determine to what extent an award may be settled, cancelled, forfeited or surrendered, to interpret the plan and any awards granted under the plan and to make all other determinations necessary or advisable for the administration of the plan. Where the vesting or payment of an award under the plan is subject to the attainment of performance goals, the compensation committee will be responsible for certifying that the performance goals have been attained. Neither the compensation committee nor our board of directors will have the authority under the plan to reprice, or to cancel and re-grant, any stock option granted under the plan, or to take any action that would lower the exercise, base or purchase price of any award granted under the plan without first obtaining the approval of our stockholders.

Cash incentive programs

The plan will provide for the grant of annual and long-term cash awards to plan participants selected by our compensation committee. The maximum value of the total cash payment that any plan participant may receive under the plan’s annual cash incentive program for any year will be $1.0 million, and the maximum value of the total payment that any plan participant may receive for any one year under the plan’s long-term cash incentive program will be $1.0 million for each year covered by the performance period. Payment of awards granted under the cash incentive programs may be made subject to the attainment of performance goals to be determined by the compensation committee in its discretion. The compensation committee may base performance goals on one or more of the following criteria, determined in accordance with generally accepted accounting principles, where applicable:

•  pre-tax income or after-tax income;

•  earnings including operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, or extraordinary or special items;

•  net income excluding amortization of intangible assets, depreciation and impairment of goodwill and intangible assets;

•  earnings or book value per share (basic or diluted);

•  revenues;

•  return on assets (gross or net), return on investment, return on capital, or return on equity;

•  return on revenues;

•  cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital;

•  economic value created;

•  operating margin or profit margin;

•  stock price or total stockholder return;

•  earnings from continuing operations;

•  cost targets, reductions and savings, productivity and efficiencies; and

•  strategic business criteria, consisting of one or more objectives based on meeting specified industry penetration or share of the industry, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to divestitures, joint ventures and similar transactions.

The performance goals may be expressed in terms of attaining a specified level of the particular criterion, an increase or decrease in the particular criterion or a comparison of achievement against a peer group of companies, and may be applied to us or one of our subsidiaries or a division or strategic business unit. The compensation committee has the authority to make equitable adjustments to the performance goals in recognition of unusual or non-recurring events, in response to changes in laws or regulations or to account for extraordinary or unusual events.

No payment may be made under either of the cash incentive programs under the plan prior to certification by the compensation committee that the applicable performance goals have been attained.

Equity incentive program

Approximately 3.2 million shares of our common stock will be available for grants pursuant to the equity incentive program under the plan, including shares of common stock underlying Cendant awards that will be exchanged for awards relating to our common stock. Shares issued under the plan may be authorized but unissued shares or treasury shares. If any shares subject to an award granted under the plan are forfeited, cancelled, exchanged or surrendered or if an award terminates or expires without a distribution of shares, or if shares of stock are surrendered or withheld as payment of either the exercise price of an award or surrendered or withheld as payment of either the exercise price of an award or withholding taxes in respect of an award, those shares of common stock will again be available for awards under the plan. Under the plan, no more than 500,000 shares of our common stock may be made subject to stock options or stock appreciation rights to a single individual in a single plan year, and no more than 500,000 shares of our common stock may be made subject to awards other than stock options or stock appreciation rights to a single individual in a single plan year. In the event that the compensation committee determines that any corporate event, such as a stock split, reorganization, merger, consolidation, repurchase or share exchange, affects our common stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of plan participants, then the compensation committee will make those adjustments as it deems necessary or appropriate to any or all of:

•  the number and kind of shares or other property that may thereafter be issued in connection with future awards;

•  the number and kind of shares or other property that may be issued under outstanding awards;

•  the exercise price or purchase price of any outstanding award; and/or

•  the performance goals applicable to outstanding awards.

The compensation committee will determine all of the terms and conditions of equity-based awards under the plan, including whether the vesting or payment of an award will be subject to the attainment of performance goals. The performance goals that may be applied to awards under the equity incentive program under the plan are the same as those discussed above, under “—Cash incentive programs.”

The terms and conditions of stock options and stock appreciation rights granted under the plan will be determined by the compensation committee and set forth in an agreement. Stock options granted under the plan may be “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code, or non-qualified stock options. A stock appreciation right confers on the participant the right to receive an amount, in cash or shares of our common stock (in the discretion of the compensation committee), equal to the excess of the fair market value of a share of our common stock on the date of exercise over the exercise price of the stock appreciation right, and may be granted alone or in tandem with another award. The exercise price of an option or stock appreciation right granted under the plan will not be less than the fair market value of our common stock on the date of grant. The exercise price of a stock appreciation right granted in tandem with a stock option will be the same as the stock option to which the stock appreciation relates. The vesting of a stock option or stock appreciation right will be subject to such conditions as the compensation committee may determine, which may include the attainment of performance goals.

The terms and conditions of awards of restricted stock and restricted stock units granted under the plan will be determined by the compensation committee and set forth in an award agreement. A restricted stock unit confers on the participant the right to receive a share of our common stock or its equivalent value in cash, in the discretion of the compensation committee. These awards will be subject to restrictions on transferability which may lapse under those circumstances that the compensation committee determines, which may include the attainment of performance goals. The compensation committee may determine that the holder of restricted stock or restricted stock units may receive dividends (or dividend equivalents, in the case of restricted stock units) that may be deferred during the restricted period applicable to these awards.

The plan also provides for other equity-based awards, the form and terms of which will be as determined by the compensation committee, consistent with the purposes of the plan. The vesting or payment of one of these awards may be made subject to the attainment of performance goals.

The plan provides that, unless otherwise determined by the compensation committee, in the event of a change in control (as defined in the plan), all awards granted under the plan will become fully vested and/or exercisable, and any performance conditions will be deemed to be fully achieved.

Employee stock purchase plan

We intend to adopt and sponsor an employee stock purchase plan that will enable our eligible employees to purchase shares of our common stock at a discount from us using amounts deducted from their eligible wages. Amounts will be deducted during each payroll cycle and accumulated during calendar month offering periods. At the end of each offering period, accumulated amounts will be used to purchase shares of our common stock at a discount, which we expect to equal 5%, from the closing price as of the last day of the offering period. The aggregate number of shares of our common stock that will be available for issuance under our employee stock purchase plan is 300,000. The plan will be administered under the oversight of our compensation committee, which has the discretion to alter how the plan will be administered, including with respect to the frequency of offering periods and the amount of the discount.

401(k) plan

We intend to adopt a 401(k) plan for the benefit of our employees intended to permit employees to save on a tax favorable basis for their retirements. We expect to establish an investment alternative under this plan which invests in shares of our common stock. We expect that no more than 350,000 shares of our common stock will be initially available under this plan.

Officer deferred compensation plan

We intend to adopt the Wright Express Officer Deferred Compensation Plan for the benefit of some of our officers selected by our compensation committee from time to time. Under this plan, participants will be permitted to defer compensation on such terms as our compensation committee will determine from time to time. We intend to establish a so-called “rabbi trust” for the purpose of holding assets to be used for the payment of benefits under the officer deferred compensation plan. We will contribute amounts deferred by the participant to that trust, as well as any matching contributions that may be made by us in our discretion. Accounts will be established in the participant’s name and the participant may allocate his or her deferrals to one or more deemed investments under the plan, which may include a deemed investment in our common stock. Matching contributions may be subject to such vesting provisions as we will determine from time to time; however, all of a participant’s accounts under this plan will become fully vested in the event of a change in control (as defined in the officer deferred compensation plan) or in the event that the participant’s service with us terminates as a result of death or disability. A participant in this plan may elect a single lump-sum payment of his or her account, or may elect payments over time; however, the participant’s entire account balance will be paid in a single lump sum following a change in control. The aggregate number of shares of our common stock that will be available for issuance under our Officer Deferred Compensation Plan is 100,000.

Employment agreements

We expect to enter into employment agreements with two of our named executive officers, Mr. Dubyak and Ms. Goodwin, which will become effective subject to and upon completion of this offering. The employment agreements will set forth the base salary, bonus opportunities and initial equity awards to be provided to these officers, as well as each officer’s entitlement to employee benefits and officer perquisites. Each of the employment agreements, upon its execution, will provide that such officer’s severance agreement, discussed below, will terminate.

Mr. Dubyak’s employment agreement will have a three-year term, with automatic one-year extensions on each anniversary, unless either party provides the other with notice of its intention not to so extend. Mr. Dubyak’s employment agreement will provide him with an annual base salary equal to $400,000 and an annual target bonus opportunity, subject to attainment of performance goals, equal to 100% of his earned base salary in the applicable year. Ms. Goodwin’s employment agreement will provide her with an annual base salary equal to $230,000 and an annual target bonus opportunity, subject to attainment of performance goals, equal to 50% of her earned base salary in the applicable year. Mr. Dubyak’s employment agreement will provide him with an initial equity grant relating to our common stock with a value of $1.85 million, subject to vesting and other contingencies.

Each employment agreement will provide that in the event we terminate the officer’s employment, other than for cause (as defined in the employment agreements) or in the event the officer resigns under a constructive discharge (as defined in the employment agreements), the officer will become entitled to a cash severance benefit of 200% and 100% for Mr. Dubyak and Ms. Goodwin, respectively, of the sum of the officer’s then current base salary plus target annual bonus. In addition, all outstanding stock options and restricted stock units relating to our common stock that would have otherwise vested within two years (for Mr. Dubyak) or one year

(for Ms. Goodwin) following such termination will become vested. Also, such officers will receive subsidized COBRA health insurance benefits for one year. Such severance payment will be subject to the officer executing a release of claims in our favor.

Mr. Dubyak’s employment agreement will provide that in the event he becomes subject to an excise tax under Section 4999 of the Internal Revenue Code, we will be obligated to pay him a tax gross-up payment such that he will be made whole with respect to such excise tax.

Each employment agreement will contain important restrictive covenants intended to protect our confidential information and limit each officer’s ability to compete against us or solicit our employees.

Severance agreements

None of our named executive officers (other than the officers discussed above) is or will be subject to an agreement that provides a definitive term of employment, but each is subject to an existing agreement that provides severance pay and benefits in connection with specified terminations of employment. No such agreement provides for severance pay greater than 100% of base salary plus bonus, and some of the agreements provide for acceleration and extended exercisability of outstanding Cendant options. Each of the agreements contain important restrictive covenants intended to protect our confidential information and certain of the agreements limit each officer’s ability to compete against us or solicit our employees. The prior agreements of the officers with whom we expect to enter into employment agreements will terminate upon the execution of their new employment agreements, which are described above.

Certain relationships and related-party transactions

Transitional agreement

Upon completion of this offering, we will enter into a transitional agreement with Cendant to provide for an orderly transition to being an independent company and to govern our continuing relationship with Cendant. Under the transitional agreement, Cendant will agree to provide us with various services, including services relating to insurance, human resources and employee benefits, payroll, internal audit services, telecommunications and information technology. The transitional agreement will also contain agreements relating to indemnification, access to information and non-solicitation of employees.

Under the transitional agreement, the cost of each transitional service will generally reflect the same payment terms and will be calculated using the same cost allocation methodologies for the particular service as those associated with the current cost allocation for the service or at a rate intended to approximate an arm’s length negotiation if there is no pre-existing cost-allocation methodology. The transitional agreement is being negotiated in the context of a parent-subsidiary relationship and in the context of this offering. Most of the services to be provided under the transitional agreement may be terminated by us without penalty upon written notice to Cendant and there are no fixed or minimum contractual purchase obligations under the transitional agreement. After the expiration of the arrangements contained in the transitional agreement, we may not be able to replace these services in a timely manner or on terms and conditions, including cost, as favorable as those we have received from Cendant. We intend to develop our own internal capabilities in the future to reduce our reliance on Cendant for these services. We will have the right to receive reasonable information with respect to charges for transitional services provided by Cendant.

The following sets forth a summary of the services that will be provided to us by Cendant under the transitional agreement and the manner of allocation of costs to us for these services. Also set forth is a summary of intercompany transactions since the beginning of our last fiscal year and for the two fiscal years preceding our last fiscal year.

Indemnification. We will indemnify Cendant, its subsidiaries, and its officers, directors, employees and agents against losses (including, but not limited to, those arising out of litigation matters and other claims) based on, arising out of or resulting from:

•  any breach by us of the transitional agreement or any other agreement with Cendant;

•  the ownership or the operation of the assets or properties, and the operation or conduct of the business of, including contracts entered into and any activities engaged in by, us or our subsidiaries, whether in the past or future, including any current litigation against Cendant with respect thereto;

•  any other activities we engage in;

•  any third-party claims relating to other acts or omissions arising out of performance of the transitional agreement and the other agreements described in this section, whether in the past or future;

•  any guaranty, keepwell, net worth or financial condition maintenance agreement of or by Cendant provided to any parties with respect to any of our actual or contingent obligations; and

•  other matters described in the transitional agreement.

In addition, we have agreed to indemnify Cendant and its officers, directors, employees and agents against civil liabilities, including liabilities under the Securities Act of 1933, as amended, relating to misstatements in or omissions from the registration statement of which this prospectus forms a part and any other registration statement that we file under the Securities Act, other than misstatements or omissions relating to information specifically about Cendant (other than our business) in the registration statement furnished in writing by Cendant for use in the preparation of any such registration statement, against which Cendant has agreed to indemnify us.

The transitional agreement also will provide that Cendant will indemnify us, our officers, directors, employees and agents against losses involving claims by third parties based on, arising out of or resulting from the operation or conduct of the business of Cendant, other than the business of Wright Express, its subsidiaries or its predecessors. The tax receivable agreement will also govern the allocation between the companies of tax liabilities and related tax matters, such as the preparation and filing of tax returns and tax contests, for the taxable periods before and after the completion of this offering.

The tax receivable agreement will provide that:

•  we will be responsible for the respective tax liabilities imposed on or attributable to us and any of our subsidiaries relating to all taxable periods (except for income taxes relating to being a member of a Cendant federal, state or local affiliated or similar income tax group). Accordingly, we will indemnify Cendant and its subsidiaries against any such tax liabilities imposed on or attributable to us and any of our subsidiaries;

•  Cendant will be responsible for the respective tax liabilities imposed on or attributable to Cendant and its subsidiaries, other than the tax liabilities of us and our subsidiaries described in the previous paragraph, relating to all taxable periods. Accordingly, Cendant will indemnify us and our subsidiaries against any such tax liabilities imposed on or attributable to Cendant and such subsidiaries relating to all taxable periods;

•  after the separation, the company to which a tax return relates will generally be responsible for preparing and filing such tax return, with the other company providing the requisite information, assistance, and cooperation; and

•  we will be responsible for handling, settling, and contesting any tax liability for which we are liable under the terms of the tax receivable agreement subject to Cendant’s right to control any contest relating to the treatment of this offering and related transactions.

Access to information. The following terms govern access to information under the transitional agreement:

•  within 30 days of our separation from Cendant, Cendant will deliver to us copies of all historical records related to our business;

•  subject to applicable confidentiality provisions and other restrictions, we and Cendant will each give the other any information within that company’s possession that the requesting party reasonably needs:

•  to comply with requirements imposed on the requesting party by a governmental authority;

•  for use in any proceeding or to satisfy audit, accounting, tax or similar requirements; or

•  to comply with its obligations under the transitional agreement or the ancillary agreements;

•  we will provide to Cendant, at no charge, all financial and other data and information that Cendant determines is necessary or advisable to prepare its financial statements and reports or filings with any governmental authority;

•  we and Cendant will each use reasonable best efforts to provide assistance to the other with respect to litigation and to make available to the other directors, officers, other employees and agents as witnesses, in legal, administrative or other proceedings, and will cooperate and consult to the extent reasonably necessary with respect to any litigation;

•  the company providing information, consultant or witness services under the transitional agreement will be entitled to reimbursement from the other for reasonable expenses; and

•  we and Cendant will agree to hold in strict confidence all information concerning or belonging to the other obtained prior to the date of the distribution or furnished pursuant to the transitional agreement or any ancillary agreement, subject to applicable law.

Insurance. We will be required to purchase our own insurance policies following the completion of this offering. Our insurance in the future will be significantly more expensive than the current insurance costs allocated to us by Cendant. We have paid, and currently pay, Cendant for a variety of insurance products. Cendant has generally allocated the cost of insurance to us based on the number of our employees. Under the transitional agreement, Cendant will provide us with consulting services in connection with the administration and monitoring of our own insurance policies until December 31, 2005. We will have the right to terminate the provision of this service without penalty upon 30 days’ written notice to Cendant. Cendant will not have early termination rights under the transitional agreement. These insurance policies include:

•  executive risk coverage based on the number of our employees;

•  property and casualty based on the value of our properties or the number of our active or eligible employees;

•  directors’ and officers’ insurance for the board of directors of our bank based upon direct costs incurred;

•  workers compensation costs based on the number of our active or eligible employees;

•  workers compensation losses based on the amount of estimated losses;

•  umbrella insurance costs based on the number of our employees; and

•  losses from crime based on the number of our employees.

Our allocated share of the costs of insurance was approximately $269,000 in 2002, $371,000 in 2003 and $15,000 in 2004.

Human resources and employee benefits. Prior to this offering, Cendant provided us with human resources services, as well as the administration of Cendant’s compensation, retirement and benefits plans in which we participate, and will continue doing so under the transitional agreement through December 31, 2005. Cendant has allocated the cost of these services to us based on the number of our employees and will continue to allocate these costs to us in this manner under the transitional agreement. Following the completion of this offering, we will establish our own 401(k), life insurance and accidental death and dismemberment insurance benefit plans, among others. We were allocated costs for:

•  administration of, and certain premium allocations relating to, some of Cendant’s health and welfare plans;

•  services of Cendant’s executive officers based on the level of services they provided us;

•  services provided to us by Cendant’s human resources service center based on our total number of employees; and

•  corporate recruiting, compensation support, corporate training and other programs.

Our allocated share of the cost of these services was approximately $174,000 in 2002, $119,000 in 2003 and $111,000 in 2004. We will have the right to terminate the provision of this service without penalty upon 30 days’ written notice to Cendant. Cendant will not have early termination rights under the transitional agreement.

Payroll. Prior to this offering, Cendant provided us with payroll management services and will continue doing so under the transitional agreement through December 31, 2005. We will have the right to terminate the provision of this service without penalty upon 30 days’ written notice to Cendant. The transitional agreement will include provisions for tax filings and the distribution of W-2s to our employees for the 2005 tax year. Cendant has allocated the cost of payroll management services to us based on the number of our employees and will continue to allocate these costs to us in this manner under the transitional agreement. Our allocated share of the costs of these services was approximately $38,000 in 2004. Cendant did not allocate costs to us in 2002 and 2003.

Real estate services. Prior to this offering, Cendant provided us with real estate services. Cendant has allocated the cost of these services to us based upon the number and square footage of our facilities. Our allocated share of costs for these services was approximately $22,000 in 2003 and $22,000 in 2004. Cendant did not provide us with these services in 2002. We will fulfill these services in the future using internal capabilities.

Tax support. Prior to this offering, Cendant provided us with corporate tax support services. Cendant has allocated the cost of these services to us based on the number of tax returns prepared, an estimate of fees for tax consulting services attributable to us and other specialty tax services provided to us. Cendant will provide corporate tax preparation services to us to complete our 2004 corporate tax return. We will utilize our internal tax department capabilities and external consultants to fulfill the tax planning and filing functions following the completion of this offering. Our allocated share of costs for these services was approximately $42,000 in 2002, $19,000 in 2003 and $23,000 in 2004.

Internal audit services. Prior to this offering, Cendant provided us with internal audit services by internal auditors and will continue doing so under the transitional agreement through August 31, 2005. Cendant will allocate the cost of these services to us under the transitional agreement based on the level of support it will provide to us. Our share of the cost for these services was allocated to us by Cendant as part of its general corporate overhead, which is discussed below.

Telecommunications services. Prior to this offering, Cendant provided us with certain telecommunications-related services, equipment and support, including our local and long distance services and other voice and data communications. These services are provided primarily through arrangements Cendant has with third-party providers. Cendant will continue doing so under the transitional agreement as an unaffiliated entity for a period up to two years. Some of the services may be contingent upon Cendant’s and/or our obtaining of certain third party consents. Both we and Cendant may terminate the provision of telecommunications services by Cendant, without penalty, upon 90 days’ written notice by the terminating party, except for contractual service commitments with third-party service providers that terminate after such date. Cendant allocated the costs of these services to us based on actual usage and the level of support we received from Cendant and these service providers, and will continue to allocate costs to us in this manner under the transitional agreement. Our allocated share of the costs for telecommunications services was approximately $58,000 in 2003 and $83,000 in 2004. Cendant did not allocate costs to us in 2002. In addition, we purchase services of approximately $1.3 million annually through Cendant corporate contracts, and we expect to continue doing so through 2008.

Information technology services. Prior to this offering, Cendant provided us with information technology support, equipment and services at or from its data center in Denver, Colorado, primarily through a contract with its third party outsourcer and data center manager, and will continue doing so under the transitional agreement for a period of up to two years from the date of the completion of this offering. We may terminate the provision of these services upon 90 days’ prior written notice to Cendant, and we would be responsible for the repayment to Cendant of any unamortized computer hardware service charges and software charges specific to our various environments (i.e., client server) that are the subject of the aforementioned services, as well as for any unpaid actual costs incurred by Cendant with respect to these services and any associated transition services. Cendant does not have early termination rights without cause with respect to these services, although some of the services may be contingent upon Cendant’s and/or our obtaining of certain third party (i.e., software licensors) consents. Cendant allocated the costs for these services to us based on actual usage and the level of support we received from Cendant and its service providers and will continue to allocate costs to us in this manner under the transitional agreement. Our allocated share of the costs for these services was approximately $24,000 in 2004. Cendant did not allocate costs to us in 2002 and 2003.

Executive support. Prior to this offering, Cendant provided us with executive support services through the support of Cendant's Vehicle Services Division of which we are a part. Our allocated share of the costs for executive support was approximately $200,000 in 2002, $250,000 in 2003 and $625,000 in 2004. Following the completion of this offering, we will no longer be required to pay these costs.

General corporate overhead. In addition to the services discussed above which are directly allocated to us by Cendant, certain corporate services are charged to us through Cendant’s general corporate overhead allocation, which is calculated based on a percentage of our revenues. These services include certain of those services discussed above, as well as legal, public and regulatory affairs and purchasing. Our share of the general corporate overhead was approximately $1.5 million in 2002, $1.7 million in 2003 and $2.0 million in 2004.

Non-solicitation of employees. We and Cendant have agreed that for a period of two years following the completion of this offering, neither of us will solicit or hire for employment each other's existing employees with total annual base salary plus cash bonus of $150,000 or more, without the consent of the other party.

Tax receivable agreement

Prior to and in connection with the offering, we will convert from a Delaware limited liability company to a Delaware corporation and all of the outstanding membership interests of Wright Express LLC will convert into 40,000,000 shares of common stock and 100 shares of Series A non-voting convertible preferred stock. We expect that this transaction will result in an increase in the tax basis of our tangible and intangible assets to reflect their fair market value. For this purpose, we believe that the fair market value of our assets will be based in part upon the initial public offering price of our common stock. We expect that this increase in tax basis will reduce the amount of United States federal income tax that we might otherwise be required to pay in the future. In this regard, we intend to enter into a tax receivable agreement with Cendant that will require us to pay Cendant 85% of any tax savings that we realize, subject to Cendant repaying us if it is determined that we were not entitled to these savings. Under the tax receivable agreement, tax savings that we realize will equal the difference between (i) the income taxes that we would pay if the tax basis of our assets was as currently shown on our books and (ii) the income taxes that we actually pay taking into account depreciation and amortization deductions attributable to the fair market value basis in our assets. We expect to benefit from the remaining 15% of cash savings, if any, in income tax that we realize. While the actual amount and timing of any payments under this agreement will vary depending upon a number of factors, including the fair market value of our assets, whether we generate net operating losses for tax purposes, and our effective tax rate during the amortization period, we expect that, as a result of the size of the increase in the tax basis of our tangible and intangible assets, the payments that may be made to Cendant could be substantial. Based on the initial public offering price for our common stock and assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize the full tax benefit of the increased amortization of our assets, we anticipate that future payments to Cendant will be approximately $450.8 million in the aggregate over the expected term of the tax receivable agreement. The tax receivable agreement does not terminate until all payments to Cendant have been made, which may extend beyond 20 years.

Equity-based compensation

Historically, Cendant has made equity-based compensation grants to our named executive officers. During 2004, the aggregate value attributed to the grant of restricted stock units to our named executive officers as of the date of grant was approximately $1.5 million, which is included in compensation expense in our financial statements over the vesting period. During the year ended December 31, 2004, we recorded compensation expense related to these grants of approximately $0.5 million. See “Management—Summary compensation table.” In accordance with past practice, Cendant has not required that our named executive officers pay any purchase price for the restricted stock units, which were granted as long-term incentive compensation awards for services rendered and to be rendered to us by these executives.

Following the closing of this offering, our officers and various employees will receive shares of our common stock and options to purchase our common stock in exchange for Cendant restricted stock units and Cendant stock options currently held by them. The number of shares of common stock, the exercise price of the options and the number of shares of our common stock issuable upon exercise of such options will depend on the relative trading prices of our common stock and Cendant’s common stock for the three trading days following the date of this prospectus. See “Management—2005 equity and incentive plan.”

Special dividend to be paid to Cendant

We paid no dividends to our parent, Cendant, in 2003 and $25.3 million of dividends to Cendant for the year ended December 31, 2004. Prior to the completion of this offering, we intend to declare a special dividend to Cendant in the amount of $305.9 million. The cash portion of this special dividend in the amount of $280.8 million will be funded from borrowings under our new credit agreement and excess cash on hand at the time of the special dividend. The non-cash portion of the special dividend in the amount of $25.1 million relates to the cancellation of the entire balance of a net receivable from Cendant.

The net receivable has accumulated since March 1, 2001 when we became a wholly owned subsidiary of Cendant and generally consists of funds generated from our operations that have been transferred to Cendant since that date.

Transactions with current and past Cendant affiliates

We have an agreement with PHH Vehicle Management Services, LLC, a former subsidiary of Cendant, to provide co-branded payment processing and information management services to its fleet customers. Under this agreement, PHH fleet customers may use our services for vehicle-related expenses. PHH pays us for all purchases made by its fleet customers, and we pay PHH a rebate based on the volume of gallons purchased using these services. The term of the agreement is through January 17, 2010, with automatic one-year renewals. Under this agreement, we received approximately $5.9 million, $7.1 million and $8.6 million in net revenue for the years ended December 31, 2002, 2003 and 2004, respectively.

We also have an agreement with PHH that allows the fleets to which we provide services to utilize the PHH vehicle maintenance network for maintenance and other vehicle related services. We pay PHH, and it pays the merchants in PHH’s vehicle maintenance network, for all transactions made by these fleets using our services at these locations. The initial term of the agreement is through June 2, 2009, with a provision for automatic annual extensions. Under this agreement, we received approximately $2,000, $2,000 and $23,000 in net revenue for the years ended December 31, 2002, 2003 and 2004, respectively.

PHH also provides us with web hosting and development services in connection with our MasterCard product. PHH performs development work at our expense to enhance or maintain the product and hosts the web-based product. Pursuant to this relationship, we paid PHH approximately $931,000, $982,000 and $717,000 in the years ended December 31, 2002, 2003 and 2004, respectively. Additionally, PHH performed other software development for us in 2000 for which we paid PHH approximately $1.5 million in 2004.

We have an agreement with PHH to provide PHH with a MasterCard program. Under this agreement, our bank provides PHH with MasterCard charge card accounts. PHH pays us for its purchasing and travel and entertainment expenses made with these accounts, and we pay PHH a rebate based on the purchases. The current term of the agreement is through March 31, 2005. Under this agreement, we received approximately $52,000, $50,000 and $48,000 in gross revenue for the years ended December 31, 2002, 2003 and 2004, respectively.

We had an agreement with PHH Corporation, a former subsidiary of Cendant, to provide a $100 million revolving line of credit, with an interest rate of LIBOR plus 112.5 basis points. This line of credit was terminated in January 2005. We borrowed $20.0 million on December 31, 2003 for less than a week at a rate of 2.27%, and all borrowings have been paid in full.

We have an agreement with Cendant Operations, Inc., a subsidiary of Cendant, to provide a MasterCard program. Under this agreement, our bank provides MasterCard purchasing charge cards to various Cendant subsidiaries and affiliates. Cendant pays us for all of its purchase transactions, and we pay Cendant a rebate based on the purchases. The term of the agreement is through August 23, 2005. Under this agreement, we received approximately $33,000 and $403,000 in gross revenue for the years ended December 31, 2003 and 2004, respectively. We did not receive any revenue for the year ended December 31, 2002.

We have an agreement with PHH Mortgage Corporation (formerly Cendant Mortgage Corporation) and Bishop’s Gate Residential Mortgage Trust (formerly Cendant Residential Mortgage Trust), former subsidiaries of Cendant, to purchase mortgage loans and then resell them to the Federal Home Loan Bank of Seattle, or FHLB. Under this agreement, we buy loans that meet specific underwriting criteria, and Cendant Mortgage continues to service these same loans, regardless of whether we sell these loans to the FHLB. Under this agreement, we received approximately $95,000 in gross revenue for the year ended December 31, 2003. We did not receive any revenue for the years ended December 31, 2002 or 2004. We no longer purchase mortgage loans under this agreement.

In addition, we hold escrow deposits on behalf of PHH Mortgage Corporation (formerly Cendant Mortgage Corporation) mortgagees pursuant to a commercial money market deposit account agreement and pay operating interest to PHH Mortgage on these escrow deposits. The term of this agreement is open ended, and this agreement may be terminated by mutual agreement of the parties. We paid approximately $8,000 and $1.8 million in operating interest expense to PHH Mortgage for the years ended December 31, 2003 and 2004, respectively. We did not pay any operating interest expense to PHH Mortgage in the year ended December 31, 2002. This agreement is expected to be terminated during the first quarter of 2005.

We have an agreement with Terrapin Funding LLC, a former subsidiary of Cendant, pursuant to which we purchased asset-backed securities. There are no specific terms or minimum purchase requirements. Under this agreement, we received approximately $116,000 and $381,000 in gross revenue for the years ended December 31, 2003 and 2004, respectively. We did not receive any revenue for the year ended December 31, 2002.

We have an agreement with Cendant Car Rental Group, Inc., or CCRG, a subsidiary of Cendant, to provide payment processing and information management services for the refueling purchases of CCRG’s rental fleet. Under this agreement, CCRG pays us for all purchase transactions made through the program. The agreement is secured by a third-party pledge in an amount equal to the credit extension. This agreement was entered into on August 5, 2003, and there is no specific term in the agreement. Under this agreement, we received approximately $94,000 in gross revenue for the year ended December 31, 2004 and a nominal amount of gross revenue in the year ended December 31, 2003.

We have agreements with Avis Rent a Car System, Inc. and Budget Rent a Car System, Inc., subsidiaries of Cendant, pursuant to which Avis and Budget will provide us with guaranteed corporate rates for rental cars used for business purposes. The initial terms of the agreements are through February 1, 2012, with automatic one-year renewals. We do not anticipate receiving revenue under these agreements. Our payments to Avis and Budget will be based on the extent to which we use these services in the future. As such, we cannot currently estimate the amount of payments we will make to Avis or Budget under these agreements.

We have an agreement with Budget Rent A Car Systems, Inc., a subsidiary of Cendant, to provide a MasterCard rotating account program. Under this agreement, Budget uses this program for its purchasing needs. Budget pays us for all its purchases made on the rotating account, and we pay Budget a rebate based on the purchase volume. The initial term of the agreement is through April 8, 2007. Under this agreement, we received approximately $32,000 in revenue for the year ended December 31, 2003 and a nominal amount of revenue in the year ended December 31, 2004. We did not receive any revenue for the year ended December 31, 2002.

We have an agreement with Cendant Mobility Services Corporation, a subsidiary of Cendant, to provide a corporate MasterCard program. Under this agreement, Cendant Mobility may offer our MasterCard to its relocation customers. The customer referred by Cendant Mobility enters into a direct contract with us for the extension of credit under the program. We pay Cendant Mobility a fee for providing its sales and servicing function to us based upon the actual expenditures of its customers. The initial term of the agreement is through December 23, 2006. Under this agreement, we received approximately $10,000 in gross revenue for the year ended December 31, 2004. We did not receive any revenue for the years ended December 31, 2002 or 2003. We also have an agreement with Cendant Mobility to provide a MasterCard purchasing account program, the term of which is through August 16, 2007. We have not received any revenue under this agreement.

We have an agreement with Cendant Mobility Services Corporation, a subsidiary of Cendant, for Cendant Mobility to provide us with relocation services for our employees. We do not anticipate receiving revenue under this agreement. Our payments to Cendant Mobility will be based on the extent to which we use these services in the future. As such, we cannot currently estimate the amount of payments we will make to Cendant Mobility under this agreement.

We have an agreement with Cendant Travel Distribution Services, Inc., or TDS, a subsidiary of Cendant, to provide a MasterCard rotating account program. Under this agreement, subsidiaries and affiliates of TDS may participate in the program for their purchasing needs, particularly, their online reservation systems. TDS pays for all purchases made on any rotating accounts, and we pay TDS a rebate based on the purchase volume for all the participating subsidiaries and affiliates on the program. The term of the agreement is through September 23, 2007. Under this agreement, we received approximately $20,000, $351,000 and $889,000 in revenue for the years ended December 31, 2002, 2003 and 2004, respectively.

We have an agreement with Jackson Hewitt Tax Service Inc., a former subsidiary of Cendant, to provide the Jackson Hewitt CashCard to Jackson Hewitt’s customers. Under the agreement, we provide this MasterCard debit card, branded under the Jackson Hewitt name, to Jackson Hewitt customers which allows these customers to receive their tax refund proceeds on the card. We prepare, produce and distribute to Jackson Hewitt the cards, cardholder agreements and related disclosures, establish a cardholder relationship with the customer and manage the customer’s transactions. As part of the revenue sharing, we pay Jackson Hewitt 50% of the net revenue, which includes interchange revenue received from MasterCard, cardholder fees and interest revenue, less transaction processing costs and direct program support charges, including fraud and credit losses, incurred by us and third-party vendors. The term of the agreement is through September 30, 2005. Under this agreement, we received $219,000, $3.4 million and $3.5 million in gross revenue for the years ended December 31, 2002, 2003 and 2004, respectively.

We have an agreement with PHH Vehicle Management Services, LLC, a former subsidiary of Cendant, relating to PHH’s executive car program, under which PHH will provide certain of our officers with a company car for their use. We do not anticipate receiving revenue under this agreement. Our payments to PHH will be based on the extent to which we use its program in the future. As such, we cannot currently estimate the amount of payments we will make to PHH under this agreement.

Pursuant to federal banking regulations, affiliate transactions, such as many of those described above, must be collateralized. Accordingly, Cendant has collateralized affiliate transactions in the amount of $1.5 million. This collateral arrangement will be dissolved following the completion of this offering.

Prior to the completion of this offering, Wright Express LLC will be converted from a Delaware limited liability company to a Delaware corporation and will change its name to Wright Express Corporation. All of the outstanding membership interests of Wright Express LLC will be converted into 40,000,000 shares of common stock and 100 shares of non-voting convertible preferred stock, with an aggregate liquidation preference of $10.0 million and a dividend preference based on a floating rate equal to the three-month LIBOR plus 150 basis points. Concurrently with the closing of this offering, Cendant intends to sell all 100 shares of non-voting convertible preferred stock to one or more unaffiliated institutional investors.

Transaction with director nominee

Cubex Corporation, a consulting company, provides us with management consulting services. Rowland Moriarty, who is expected to serve as the non-executive chairman of our board of directors, is the chairman, chief executive officer and principal owner of Cubex. We paid Cubex $121,000, $91,000 and $217,000 in the years ended December 31, 2002, 2003 and 2004, respectively. This arrangement will be terminated upon the completion of this offering.

Principal and selling stockholder

Cendant beneficially owns all of the membership interests of Wright Express LLC. Immediately after the conversion of Wright Express LLC into Wright Express Corporation, Cendant will beneficially own 40,000,000 shares of common stock and 100 shares of Series A non-voting convertible preferred stock, which will represent all of the outstanding shares of our capital stock immediately prior to the closing of this offering.

Cendant will receive approximately $1.0 billion from the disposition of its ownership interest in us. This amount primarily consists of $684.0 million in net proceeds from the sale of shares of common stock offered by Cendant in this offering and a special dividend to Cendant of $305.9 million. The special dividend, which will be declared prior to the completion of this offering, will consist of the cancellation of the entire balance of a net receivable from Cendant of approximately $25.1 million and $280.8 million in cash. The cash portion of the special dividend will be funded through borrowings of $270.0 million under our new credit agreement that we intend to enter into concurrently with the closing of this offering and $10.8 million of excess cash on hand at the time of the special dividend.

Cendant’s principal executive office is located at 9 West 57th Street, New York, New York 10019. All of Cendant’s shares of our common stock will be sold in this offering.

Description of capital stock

In connection with our conversion into a Delaware corporation, we will file a certificate of incorporation in Delaware and adopt by-laws. The following summary of our capital stock is a description of our capital stock pursuant to the certificate of incorporation and by-laws that will be in effect immediately prior to the completion of this offering.

Our authorized capital stock will consist of 175,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock. Immediately prior to the completion of this offering, we will have 40,000,000 shares of common stock issued and outstanding all of which will be beneficially owned by Cendant. In addition to the 40,000,000 shares to be sold by Cendant in this offering, there will be outstanding shares of common stock issued to our employees following completion of this offering as described under “Management—2005 equity and incentive plan.” We will also have 100 shares of Series A non-voting convertible preferred stock outstanding.

The following summary of certain provisions of the common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our certificate of incorporation, which is included as an exhibit to the registration statement of which this prospectus is a part, and by the provisions of applicable law. See “Where you can find additional information.”

Common stock

General

Each holder of common stock will be entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Subject to preferences that may be granted to the holders of preferred stock, each holder of common stock will be entitled to share ratably in distributions to stockholders and to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore, and, in the event of the liquidation or dissolution of the corporation, will be entitled to share ratably in all assets of the corporation remaining after payment of liabilities. Holders of common stock will have no conversion, preemptive or other subscription rights and there will be no redemption rights or sinking fund provisions with respect to the common stock. The outstanding common stock will be validly issued, fully paid, and non-assessable.

Subject to the rights and preferences of the holders of any shares of our preferred stock which may at the time be outstanding, holders of our common stock will be entitled to such dividends as the board of directors may declare out of funds legally available. The holders of common stock will possess exclusive voting rights in us, except to the extent the board of directors specifies voting power with respect to any preferred stock issued. Except as described below, holders of common stock will be entitled to one vote for each share of common stock, but will not have any right to cumulate votes in the election of directors. In the event of our liquidation, dissolution or winding up, the holders of common stock will be entitled to receive, after payment of all of our debts and liabilities and of all sums to which holders of any preferred stock may be entitled, the distribution of any of our remaining assets. Holders of common stock will not be entitled to preemptive rights with respect to any shares which may be issued. Any shares of common stock sold under this prospectus will be fully paid and non-assessable upon issuance against full payment of the purchase price for such shares. Our common stock has been approved for listing on the New York Stock Exchange.

Certain provisions

Provisions of our certificate of incorporation, by-laws and Delaware law, which are summarized below, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Ownership restrictions. We are subject to bank regulations that require any entity that controls 5% or more of our common stock to obtain the prior approval of Utah banking authorities and any person or entity who controls 10% or more of our common stock to obtain the prior approval of federal banking regulators. Our certificate of incorporation will require that if any stockholder fails to provide us with satisfactory evidence that any required approvals have been obtained, we may, or will if required by state or federal bank regulators, restrict such stockholder’s ability to vote such shares with respect to any matter subject to a vote of our stockholders.

Classified board of directors. Our board of directors will be divided into three classes serving staggered three-year terms, with one-third of the board being elected each year. Our classified board, together with certain other provisions of our certificate of incorporation authorizing the board to fill vacant directorships or increase the size of the board, may prevent a stockholder from removing, or delaying the removal of, incumbent directors, and simultaneously gaining control of the board by filling vacancies created by such removal with his or her own nominees.

Newly created directorships, vacancies and removal. Newly created directorships resulting from any increase in the number of directors and any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum of the board of directors remains. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor shall have been elected and qualified. No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director. Our certificate of incorporation will provide that directors may be removed from office only for cause and only by the affirmative vote of holders of at least 60% of the shares then entitled to vote generally in an election of directors, voting together as a single class.

Special meetings of stockholders. A special meeting of stockholders may be called only by the chairman of the board of directors, the president or the board of directors pursuant to a resolution approved by a majority of the entire board of directors.

Quorum at stockholder meetings. The holders of not less than one-third of the shares entitled to vote at any meeting of the stockholders, present in person or by proxy, shall constitute a quorum at all stockholder meetings.

Stockholder action by written consent. Our certificate of incorporation will provide that any action required or permitted to be taken by our stockholders at an annual or special meeting of stockholders must be effected at a duly called meeting and may not be taken or effected by a written consent of stockholders.

Advance notice of stockholder-proposed business at annual meetings. Our by-laws will provide that for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to our secretary. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices, not less than 90 days nor more than 120 days prior to the anniversary date of the last annual meeting; provided, however, that in the event that the annual meeting is called for a date that is not within 25 days before or after the anniversary date, notice by the stockholder must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was first given to stockholders. A stockholder’s notice to the secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting:

•  a brief description of the business desired to be brought before the annual meeting;

•  the name and address, as they appear on our books, of the stockholder proposing such business;

•  the class and number of our shares which are beneficially owned by the stockholder;

•  a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of business by such stockholder and any material interest of the other person in the business; and

•  a representation that the stockholder intends to appear in person or by proxy at the meeting to bring the business before the meeting.

In addition, the by-laws will provide that for a stockholder entitled to vote in the election of directors generally to properly nominate a director at a meeting of stockholders, the stockholder must have given timely notice thereof in writing to our secretary. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not later than:

•  in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary date of the last annual meeting of our stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 25 days before or after the anniversary date of the last annual meeting, notice by the stockholder in order to be timely must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was first given to stockholders.

•  with respect to a special meeting of stockholders, the close of business on the tenth day following the date on which notice of such meeting is first given to stockholders.

Such stockholder’s notice to the secretary must set forth:

•  the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated;

•  a representation that the stockholder is the holder of record of Wright Express common stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate each such nominee;

•  a description of all arrangements between such stockholder and each nominee;

•  such other information with respect to each nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC; and

•  the consent of each nominee to serve as director of the company if so elected.

Amendments to by-laws. Our certificate of incorporation will provide that our board of directors or the holders of at least 60% of the voting power of all shares of our capital stock then entitled to vote generally in the election of directors, voting together as a single class, have the power to amend or repeal our by-laws.

Amendment of the certificate of incorporation. Any proposal to amend, alter, change or repeal any provision of our certificate of incorporation, except as may be provided in the terms of any preferred stock created by resolution of our board and which relate to such series of preferred stock, will require approval by the affirmative vote of both a majority of the members of our board of directors then in office and a majority vote of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. However, any proposal to amend, alter, change or repeal the provisions of our certificate of incorporation relating to:

•  the classification of our board of directors;

•  removal of directors;

•  the prohibitions on stockholder action by written consent or stockholder calls for special meetings;

•  amendment of by-laws; or

•  amendment of the certificate of incorporation

will require approval by the affirmative vote of 60% of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class.

Rights plan. Each share of common stock will have attached to it one right. Each right will entitle the holder to purchase one one-thousandth of a share of a new series of our preferred stock designated as series A junior participating preferred stock at an exercise price of $120.00, subject to adjustment. The following summary description of the rights agreement does not purport to be complete and is qualified in its entirety by reference to the rights agreement between us and Wachovia Bank, National Association, as rights agent, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part and is incorporated herein by reference.

Rights will only be exercisable under limited circumstances specified in the rights agreement when there has been a distribution of the rights and such rights are no longer redeemable by us. A distribution of the rights would occur upon the earlier of:

•  10 business days, or such later date as our board of directors may determine, following a public announcement that any person or group, other than one involving Cendant, has acquired beneficial ownership of 15% or more of the outstanding shares our common stock, other than as a result of repurchases of stock by us or inadvertence by certain stockholders as set forth in the rights agreement; or

•  10 business days, or such later date as our board of directors may determine, after the date of the commencement or the date of first public announcement with respect thereto, whichever is earlier, of a tender offer or exchange offer that would result in any person, group or related persons acquiring beneficial ownership of 15% or more of the outstanding shares of our common stock.

The rights will expire at 5:00 P.M. (New York City time) on the tenth anniversary of the closing of this offering, unless such date is extended or the rights are earlier redeemed or exchanged by us.

If any person or group acquires shares representing 15% or more of the outstanding shares of our common stock, the “flip-in” provision of the rights agreement will be triggered and the rights will entitle a holder, other than such person, any member of such group or related person, as such rights will be null and void, to acquire a number of additional shares of our common stock having a market value of twice the exercise price of each right. If we are involved in a merger or other business combination transaction, each right will entitle its holder to purchase, at the right’s then-current exercise price, a number of shares of the acquiring or surviving company’s common stock having a market value at that time of twice the rights’ exercise price.

Up to and including the tenth business day following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of our common stock, other than as a result of repurchases of stock by us, we may redeem the rights in whole, but not in part, at a price of $0.01 per right, payable in cash, common stock or other consideration that we deemed appropriate. Promptly upon our election to redeem the rights, the rights will terminate and the only right of the holders of rights will be to receive the $0.01 redemption price.

At any time after any person or group acquires 15% or more of outstanding shares of our common stock, and prior to the acquisition by such person or group of fifty percent (50%) or more of outstanding shares of our common stock, our board of directors may exchange the rights, other than rights owned by such person, group or related parties which have become void, in whole or in part, for our common stock at an exchange ratio of one share of common stock, for one one-thousandth of a share of our series A junior participating preferred stock of the right, or of a share of a class or series of our preferred stock or other security having equivalent rights, preferences and privileges, per right, subject to adjustment.

Until a right is exercised, the holder of the right, as such, will have no rights as a stockholder of our company, including, without limitation, no right to vote or to receive dividends. While the distribution of the rights will not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for our common stock or other consideration or for common stock of the acquiring or surviving company or in the event of the redemption of the rights as set forth above.

Any of the provisions of the rights agreement may be amended by our board of directors prior to the distribution of the rights. After such distribution, the provisions of the rights agreement may be amended by our board of directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of rights or to shorten or lengthen any time period under the rights agreement. The foregoing notwithstanding, no amendment may be made at such time as the rights are not redeemable.

The existence of the rights agreement and the rights is intended to deter coercive or partial offers which may not provide fair value to all stockholders and to enhance our ability to represent all of our stockholders and thereby maximize stockholder value.

Delaware law. We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•  prior to that date, the board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•  on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•  any merger or consolidation involving the corporation and the interested stockholder;

•  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Dividends

Subject to the preferences, if any, of any series of preferred stock, holders of record of shares of common stock will be entitled to receive dividends when, if and as may be declared by the board of directors out of funds legally available for such purposes. In the case of a stock dividend or distribution, holders of common stock will be entitled to receive the same percentage dividend or distribution as holders of each other classes of stock, except that stock dividends and distributions shall be made only in shares of common stock to the holders of common stock.

Preferred stock

The board of directors, without further action by the holders of common stock, may issue up to 10,000,000 shares of preferred stock. The board of directors will be vested with authority to fix by resolution the designations and the powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation, the dividend rate, conversion or exchange rights, redemption price and liquidation preference of any series of shares of preferred stock, and to fix the number of shares constituting any such series.

The authority possessed by the board of directors to issue preferred stock could potentially be used to discourage attempts by others to obtain control of the corporation through a merger, tender offer, proxy contest, or otherwise by making such attempts more difficult to achieve or more costly. The board of directors may issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock. Other than as disclosed in this prospectus, there are no current agreements or understandings for the issuance of preferred stock and the board of directors has no present intention to issue any shares of preferred stock.

Preferred stock outstanding at completion of offering

As of the closing of this offering, there will be 100 shares of Series A non-voting convertible preferred stock issued and outstanding.

Series A non-voting convertible preferred stock

Voting rights. Except in the limited circumstances described below and to the extent required by the Delaware General Corporation Law, the Series A non-voting convertible preferred stock will have no voting power with respect to the election of directors or any other stockholder matters. Consent of the holders of at least 50% of the outstanding Series A non-voting convertible preferred stock, voting as a separate class, will be required to (i) increase the authorized number of shares of Series A non-voting convertible preferred stock, or (ii) amend or repeal our certificate of incorporation in a manner that adversely affects the rights, preferences or privileges granted to the Series A non-voting convertible preferred stock.

Dividends. The holder of each share of Series A non-voting convertible preferred stock will be entitled to receive, out of funds legally available, cumulative cash dividends from the date of this offering at a floating rate equal to the three-month LIBOR plus 150 basis points, multiplied by the price per share of the Series A non-voting convertible preferred stock, per annum, payable on a quarterly basis commencing on June 15, 2005, in preference to any dividends paid on our common stock. If we fail to pay these dividends for two quarterly periods, the dividend rate will be increased by 50 basis points until all dividends in arrears have been paid. Dividends on the Series A non-voting convertible preferred stock will accrue whether or not we have earnings, whether or not we have funds legally available for the payment of such dividends and whether or not we declare such dividends.

Liquidation preference. In the event of our liquidation, dissolution or winding up, the holders of the Series A non-voting convertible preferred stock will be entitled to receive a liquidation preference of an amount per share of Series A non-voting convertible preferred stock equal to the sum of (i) the price per share of our Series A non-voting convertible preferred stock, plus (ii) accrued but unpaid dividends. The liquidation preference will be adjusted for combinations, consolidations, subdivisions or splits of our Series A non-voting convertible preferred stock. A merger, acquisition or sale of all or substantially all of our and our subsidiaries’ assets, in each case, in which the holders of our common stock immediately prior to such transaction hold less than 50% of the voting power of the surviving or purchasing entity is treated as a liquidation of us for these purposes. After payment in full to creditors, if our assets are insufficient to pay the liquidation preference to the holders of the Series A non-voting convertible preferred stock, all of our assets will be distributed ratably among the holders of Series A non-voting convertible preferred stock, based upon the total liquidation preference due each holder. After payment of the liquidation preference to the holders of the Series A non-voting convertible preferred stock, our remaining assets will be distributed to the holders of our common stock.

Conversion. Each share of Series A non-voting convertible preferred stock may, at the option of the holder, be converted into a number of shares of common stock equal to the liquidation preference divided by the then applicable conversion price. In addition, in the event of certain mergers, acquisitions or sales of assets, each holder will have the right to receive a make-whole premium. The initial per-share conversion price shall equal 125% of the initial public offering price per share of our common stock and will be subject to certain anti-dilution adjustments. Conversion rights may only be exercised (i) after five years from the date of issuance of the Series A non-voting convertible preferred stock, or (ii) immediately prior to a merger, acquisition or sale of all or substantially all of our and our subsidiaries’ assets.

Redemption rights. At any time after five years from the date of issuance of the Series A non-voting convertible preferred stock, we may redeem, in whole or in part, the outstanding shares of Series A non-voting convertible preferred stock for a price per share in cash or shares of common stock equal to 101% of the liquidation preference on the redemption date. On the five and one-half year anniversary of the date of issuance of the Series A non-voting convertible preferred stock and on each anniversary thereafter, each holder may require us to redeem their shares of Series A non-voting convertible preferred stock for a price per share in cash equal to the liquidation preference on the redemption date or, at our option, shares of our common stock having the fair market value of the redemption price. See “—Liquidation preference” above. After 10 years from the date of issuance of the Series A non-voting convertible preferred stock, all of the outstanding shares of Series A non-voting convertible preferred stock shall be redeemed for a price per share in cash equal to the liquidation preference on the redemption date.

Limitation of liability and indemnification of directors and officers

As permitted by the Delaware General Corporation Law, we will adopt provisions in our certificate of incorporation that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the company, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•  any breach of the director’s duty of loyalty to us or our stockholders;

•  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•  any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•  any transaction from which the director derived an improper personal benefit.

These limitations of liability do not generally affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation also will authorize us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law and we may advance expenses to our directors, officers and employees in connection with a legal proceeding, subject to limited exceptions.

As permitted by the Delaware General Corporation Law, our certificate of incorporation and by-laws will provide that:

•  we shall indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•  we may purchase and maintain insurance on behalf of our current or former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

We intend to enter into separate indemnification agreements with each of our directors which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors against liabilities that may arise by reason of their status or service as directors, other than liabilities arising from willful misconduct. These indemnification agreements may also require us to advance any expenses incurred by the directors as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ insurance if available on reasonable terms.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Transfer agent and registrar

The transfer agent and registrar for our common stock will be Wachovia Bank, N.A.

Shares eligible for future sale

Upon completion of this offering, 40,269,000 shares of our common stock will be outstanding (assuming no exercise of the underwriters’ option to purchase up to an additional 6,000,000 shares), consisting of 40,000,000 shares to be sold in this offering (46,269,000 shares if the underwriters’ option is exercised in full). By virtue of the registration statement of which this prospectus is a part and a registration statement on Form S-8 described below, all of such shares will be freely tradable without restriction under the Securities Act except for any such shares held at any time by any of our “affiliates”, as such term is defined under Rule 144 promulgated under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our “affiliates,” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•  1.0% of the number of shares of common stock then outstanding, which will equal approximately 403,000 shares immediately after this offering; or

•  the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks before a notice of the sale on Form 144 is filed.

In addition, the one-year minimum holding period discussed above will not apply to any shares acquired by a person deemed to be an “affiliate” of ours that acquires such shares in exchange for Cendant securities pursuant to the exchange offer we intend to complete immediately following this offering, which is being effected in reliance upon Rule 701 promulgated under the Securities Act.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Stock options and restricted stock grants

As described above under “Management—2005 equity and incentive plan,” following the closing of this offering, we will issue 269,000 shares of our common stock and options to purchase 540,000 shares of our common stock in exchange for restricted stock units and stock options relating to shares of Cendant common stock. We will also issue restricted stock units relating to 347,000 shares of common stock to our officers and employees. Following the consummation of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for issuance under our 2005 Equity and Incentive

Plan. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares of common stock registered under any such registration statement and issued upon vesting of such restricted stock units or exercise of such stock options will be available for sale in the open market, unless such shares of common stock are subject to vesting restrictions imposed by us or the lock-up restrictions described in this prospectus.

Lock-up agreements

As of the date of this prospectus, we, our directors and executive officers, and certain other individuals have agreed that, with limited exceptions, for a period of 180 days after the date of this prospectus, we and they may not, without the prior written consent of the representatives of the underwriters, (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers and other individuals in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The 180-day restricted period described above will be extended if during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to our company occurs; or prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period; in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless the representatives of the underwriters waive, in writing, such extension. Approximately 226,000 shares of our common stock outstanding after this offering and 366,000 shares of common stock underlying stock options that will be exercisable immediately following this offering will be subject to the lock-up agreements described above.

Notwithstanding anything contained in the lock-up agreements, we may issue and sell common stock pursuant to any stock option plan or stock ownership plan of ours in effect at the time of the pricing of this offering and upon the conversion of securities or the exercise of warrants outstanding at the time of the pricing of this offering and up to 5% of the number of shares of common stock then outstanding as consideration in connection with acquisitions, provided that the recipients agree to the restrictions in the lock-up agreements. Individuals may also transfer securities subject to the lock-up agreements as bona fide gifts or to a trust for the direct or indirect benefit of such individual or his or her “immediate family,” provided that the recipient agrees to the restrictions in the lock-up agreements.

Material U.S. federal tax considerations for

non-U.S. holders of our common stock

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, and administrative regulations and interpretations in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. This discussion assumes that a non-U.S. holder holds our common stock as a capital asset as determined for U.S. federal income tax purposes (generally, property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances, including, without limitation, non-U.S. holders that are controlled foreign corporations, passive foreign investment companies, pass-through entities, or U.S. expatriates; non-U.S. holders that hold their common stock through pass-through entities; and non-U.S. holders that acquire their common stock through the exercise of employee stock options or otherwise as compensation. This discussion also does not address any tax consequences arising under the laws of any U.S. state or local, or non-U.S., jurisdiction.

You should consult your own tax advisor regarding the U.S. federal income and estate tax consequences of holding and disposing of our common stock in light of your particular situation, as well as any consequences under U.S. state or local, or non-U.S., law.

For purposes of this discussion, a non-U.S. holder is a beneficial owner of our stock who is treated for the relevant U.S. federal tax purposes as:

•  a non-resident alien individual;

•  a corporation organized under the laws of a jurisdiction other than the United States, any state, or the District of Columbia;

•  a trust other than a trust over whose administration a United States court can exercise primary supervision and for which one or more United States persons have the authority to control all substantial decisions; or

•  an estate other than an estate the income of which is subject to United States federal income tax regardless of its source.

Because U.S. federal tax law uses different tests in determining whether an individual is a non-resident alien for income and estate tax purposes, some individuals may be non-U.S. holders for purposes of the U.S. federal income tax discussion below, but not for purposes of the U.S. federal estate tax discussion, and vice versa.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) is a non-U.S. holder, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A non-U.S. holder that is a partnership and partners in such partnership should consult their tax advisors regarding the United States federal income tax consequences of holding and disposing of our common stock.

Dividends

Distributions on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. In general, we will be required to withhold U.S. federal income tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, on dividends paid to a non-U.S. holder. To obtain a reduced rate of withholding under a treaty, you must provide us with appropriate documentation (typically, a properly executed IRS Form W-8BEN certifying your entitlement to benefits under the treaty). You will not be required to furnish a U.S. taxpayer identification number in order to claim treaty benefits with respect to our dividends if our common stock is traded on an “established financial market” for U.S. federal income tax purposes. Treasury Regulations provide special rules to determine whether, for purposes of determining the applicability of an income tax treaty, dividends paid to a non-U.S. holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity.

We will generally not be required to withhold U.S. federal income tax from dividends that are effectively connected with your conduct of a trade or business within the United States, so long as you provide us with appropriate documentation (typically, a properly executed IRS Form W-8ECI, stating that the dividends are so effectively connected). Instead, such dividends will be subject to U.S. federal income tax on a net income basis, generally in the same manner as if you were a United States person. If you are a foreign corporation, your effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed under certain circumstances at a rate of 30% (or such lower rate as may be specified by an applicable treaty), subject to certain adjustments and exceptions.

Gain on sale or disposition of common stock

A non-U.S. holder will generally not be subject to U.S. federal income tax with respect to any gain realized on a sale or other disposition of our common stock. However, you will be taxed on such gain if:

•  the gain is effectively connected with your conduct of a trade or business in the United States (and, in the event that certain tax treaty provisions apply, the gain is attributable to a permanent establishment in the United States (or, in the case of an individual, a fixed place of business));

•  you are a non-resident alien individual, you are present in the United States for 183 or more days in the taxable year of the sale or disposition and certain other conditions are met; or

•  you are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and you have held more than five percent of our common stock within the five-year period ending on the date of the sale or other disposition and no treaty exception is applicable.

Information reporting requirements and backup withholding

Generally, we must report to the U.S. Internal Revenue Service the amount of dividends we pay to you, your name and address, and the amount of any tax withheld. A similar report will be sent to you. Pursuant to tax treaties or other information-sharing agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in your country of residence.

We will generally not be required to apply backup withholding to dividends that we pay to you if you have provided an appropriate certification of your U.S. federal taxpayer identification number, or of the fact that you are not a U.S. person, unless we or our paying agent otherwise have actual knowledge that you are a U.S. person. Generally, you will provide such certification on an IRS Form W-8BEN.

Under current U.S. federal income tax law, information reporting and backup withholding will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. U.S. federal information reporting requirements (but not backup withholding) will generally also apply to a payment of disposition proceeds by foreign offices of U.S. brokers or foreign brokers with certain types of relationships to the United States unless the non-U.S. holder establishes an exemption.

Backup withholding is not an additional tax. Rather, the amount of tax withheld will be treated as a payment against your actual U.S. federal income tax liability (if any), and if the withholding results in an overpayment of tax, a refund may be obtained, provided that the required information is timely furnished to the U.S. Internal Revenue Service.

Non-U.S. holders should consult their own tax advisors regarding the application of information reporting and backup withholding to them, including the availability of and procedure for obtaining an exemption from backup withholding.

Federal estate tax

An individual non-U.S. holder who at the time of his death is treated as the owner of an interest in our common stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. Legislation enacted in the spring of 2001 provides for reductions in the U.S. federal estate tax through 2009 and the elimination of the estate tax entirely in 2010. Under this legislation, the U.S. federal estate tax would be fully reinstated, as in effect prior to the reductions, in 2011.

Underwriting

We and Cendant are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc., Credit Suisse First Boston LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters and Cendant. Subject to the terms and conditions of the underwriting agreement, Cendant has agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of our common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities Inc.	14,000,000
Credit Suisse First Boston LLC	7,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	7,000,000
Banc of America Securities LLC	1,240,000
Citigroup Global Markets Inc.	1,240,000
Deutsche Bank Securities Inc.	1,240,000
Goldman, Sachs & Co.	1,240,000
Lehman Brothers Inc.	1,240,000
UBS Securities LLC	1,240,000
Wachovia Securities LLC	1,240,000
Harris Nesbitt Corp.	664,000
Lazard Freres Co. LLC	664,000
Sun Trust Capital Markets, Inc.	664,000
Wells Fargo Securities, LLC	664,000
The Williams Capital Group, L.P.	664,000

Total	40,000,000

The underwriters are committed to purchase all the common stock offered by Cendant if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.54 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common stock offered in this offering.

The underwriters have an option to buy up to 6,000,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to Cendant per share of common stock. The underwriting fee is $0.90 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and Cendant assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by Wright Express		Paid by Cendant
	Without over-allotment exercise	With full over-allotment exercise	Without over-allotment exercise	With full over-allotment exercise
Per share	$—	$0.90	$0.90	$0.90
Total	$—	$5,400,000	$36,000,000	$36,000,000

Cendant will pay the total expenses of this offering, which we estimate, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $5,000,000. We will pay any expenses, including underwriting discounts and commissions, in connection with the exercise by the underwriters of their option to purchase additional shares.

We have directed the underwriters to reserve up to 2,000,000 shares of common stock for sale to our directors, officers and employees at the initial public offering price through a directed share program. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase any reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby. Shares purchased by our directors, officers and certain employees in the directed share program will be subject to the lock-up agreements described below.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, subject to limited exceptions without the prior written consent of the representatives of the underwriters, for a period of 180 days after the date of this prospectus. See “Shares eligible for future sale—Lock-up agreements.”

We, our directors and executive officers, and certain other individuals have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of the representatives of the underwriters, (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The 180-day restricted period described above will be extended if during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to our company occurs; or prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period; in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless the representatives of the underwriters waive, in writing, such extension. See “Shares eligible for future sale—lock-up agreements.”

We and Cendant have each agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol WXS.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we, Cendant and the representatives of the underwriters expect to consider a number of factors including:

•  the information set forth in this prospectus and otherwise available to the representatives;

•  our prospects and the history and prospects for the industry in which we compete;

•  an assessment of our management;

•  our prospects for future earnings;

•  the general condition of the securities markets at the time of this offering;

•  the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•  other factors deemed relevant by the underwriters, us and Cendant.

Neither we, Cendant nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Each underwriter has represented and agreed that (i) it has not offered or sold, and prior to the six months after the date of issue of the common stock will not offer or sell, any shares of common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1955; (ii) it has complied, and will comply, with all applicable provisions of the Financial Services and Markets Act 2000 of Great Britain (“FSMA”) with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom; and (iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any shares of common stock in circumstances in which section 21(1) of the FSMA does not apply to us.

Affiliates of some of the underwriters act as lenders to Cendant under its credit facilities. Since the net proceeds of this offering may initially be used by Cendant to reduce the outstanding balance under Cendant’s credit facilities, those affiliates may individually receive over 10% of the net proceeds of this offering. Because some of the underwriters may receive more than 10% of the entire net proceeds in this offering, such underwriters may be deemed to have a “conflict of interest” under Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. Rule 2720 requires that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter”, as defined by the NASD. Credit Suisse First Boston LLC will serve in that capacity and has performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory,

investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. In connection with this offering, we intend to enter into a new credit agreement that will provide for borrowings of up to $350.0 million and issue preferred stock to Cendant that will be resold to one or more unaffiliated purchasers, for which certain of the underwriters in this offering, or their affiliates, will receive arrangement, commitment and placement fees not to exceed $5.0 million in the aggregate.

Legal counsel

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York in connection with this offering. Kirkland & Ellis LLP, New York, New York, is representing the underwriters.

Experts

The combined financial statements as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, which report expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption of Statements of Financial Accounting Standards Nos. 123 in 2003 and 142 in 2002 and related party transactions, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where you can find additional information

We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, certain items of which are omitted as permitted by the rules and regulations of the SEC. For further information, reference is made to the registration statement and to the exhibits and schedules filed with it, which are available for inspection without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of the material containing this information may be obtained from the SEC upon payment of the prescribed fees. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this website is http://www.sec.gov.

Upon completion of this offering, we will become subject to the periodic reporting and other information requirements of the Exchange Act and will file periodic reports, proxy statements and other information with the SEC. Such reports may be inspected at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC’s regional office located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Following the completion of this offering, we also will make available through our Internet website, http://www.wrightexpress.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file or furnish such material to the SEC.

I ndex to Combined Financial Statements

Combined Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Combined Balance Sheets as of December 31, 2004 and 2003	F-3
Combined Statements of Income for the Years Ended December 31, 2004, 2003 and 2002	F-4
Combined Statements of Member’s Equity for the Years Ended December 31, 2004, 2003 and 2002	F-5
Combined Statements of Cash Flows for the Years Ended December 31, 2004, 2003 and 2002	F-6
Notes to Combined Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of

    Wright Express LLC and its wholly owned subsidiaries and Wright Express Solutions and Technologies, LLC

We have audited the accompanying combined balance sheets of Wright Express LLC and its wholly owned subsidiaries and Wright Express Solutions and Technologies, LLC (collectively the “Company” or “Wright Express”), which are indirect wholly owned subsidiaries of Cendant Corporation (“Cendant”), as of December 31, 2004 and 2003 and the related combined statements of income, member’s equity, and cash flows for each of the three years in the period ended December 31, 2004. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the combined financial statements, on January 1, 2003, the Company prospectively adopted Statement of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation.” Also, as discussed in Note 2, on January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

As discussed in Note 1, the Company is an indirect wholly owned subsidiary of Cendant. Included in Note 11 to the Combined Financial Statements are transactions with related parties of the Company.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

February 1, 2005

Wright Express

Combined Balance Sheets

(In thousands, except share and per share data)

	Pro Forma (Unaudited)	December 31,
		2004	2003
Assets
Cash and cash equivalents	$31,806	$31,806	$22,134
Accounts receivable (less reserve for credit losses of $4,212 in 2004 and $5,499 in 2003)	447,169	447,169	302,317
Due from related parties	134,182	134,182	63,087
Available-for-sale securities, at fair value	17,792	17,792	17,601
Property, equipment and capitalized software, net	37,474	37,474	36,139
Deferred income taxes, net	502	502	—
Intangible assets, net	2,421	2,421	2,421
Goodwill	135,047	135,047	135,047
Other assets	6,296	6,296	4,864

Total assets	$812,689	$812,689	$583,610

Liabilities and Member’s Equity
Accounts payable	$197,647	$197,647	$125,666
Accrued expenses	17,410	17,410	9,788
Deposits	194,360	194,360	91,818
Borrowed federal funds	27,097	27,097	23,966
Deferred income taxes, net	—	—	321
Other liabilities	459	459	1,243
Due to related parties	91,466	91,466	72,476
Dividend payable to Cendant	312,700	—	—
Preferred stock; 10,000,000 shares authorized:
Series A non-voting convertible preferred stock; 100 shares authorized, issued and outstanding	10,000	—	—

Total liabilities	851,139	528,439	325,278

Commitments and contingencies (note 14)

Member’s Equity
Member’s contribution	—	182,379	182,379
Common stock $0.01 par value; 175,000,000 shares of common stock authorized on a pro forma basis; 40,000,000 shares of common stock issued and outstanding, on a pro forma basis	400	—	—
Retained earnings (accumulated deficit)	(38,852)	101,869	75,929
Other comprehensive income, net of tax:
Net unrealized gain on available-for-sale securities	2	2	24

Accumulated other comprehensive income	2	2	24

Total member’s equity	(38,450)	284,250	258,332

Total liabilities and member’s equity	$812,689	$812,689	$583,610

See notes to combined financial statements.

Wright Express

Combined Statements of Income

(In thousands, except share and per share data)

	Years Ended December 31,
	2004	2003	2002
Revenues
Payment processing revenue	$129,987	$105,263	$83,730
Transaction processing revenue	18,113	16,490	11,945
Account servicing revenue	21,167	19,118	18,039
Finance fees	9,603	7,650	5,466
Other	10,230	8,418	7,421

Total revenues	189,100	156,939	126,601

Expenses
Salary and other personnel	49,420	47,205	42,058
Service fees	9,534	9,661	5,092
Provision for credit losses	8,131	9,431	4,977
Technology leasing and support	8,169	6,114	5,478
Occupancy and equipment	5,441	4,656	4,387
Postage and shipping	2,748	2,381	2,150
Communications	1,972	1,853	2,171
Depreciation and amortization	7,376	7,284	8,075
Operating interest expense	5,625	4,208	4,835
Operating interest income	(3,197)	(1,393)	(763)
Other	9,721	8,605	8,018

Total expenses	104,940	100,005	86,478

Income before income taxes	84,160	56,934	40,123
Provision for income taxes	32,941	22,294	15,702

Net income	$51,219	$34,640	$24,421

Unaudited pro forma earnings per share of common stock	$1.28	$0.87	$0.61
Unaudited pro forma weighted average shares of common stock outstanding	40,000,000	40,000,000	40,000,000

See notes to combined financial statements.

Wright Express

Combined Statements of Member’s Equity

(In thousands, except share and per share data)

	Member’s Contribution	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Member’s Equity
Balance, January 1, 2002	$182,379	$16,868	$—	$199,247
Comprehensive income:
Net income	—	24,421	—	24,421
Change in net unrealized derivatives losses, net of tax of $(17)	—	—	(28)	(28)

Total comprehensive income				24,393

Balance, December 31, 2002	182,379	41,289	(28)	223,640
Comprehensive income:
Net income	—	34,640	—	34,640
Derivatives losses reclassified to earnings, net of tax of $17	—	—	28	28
Change in net unrealized gain on available-for-sale securities, net of tax of $15	—	—	24	24

Total comprehensive income				34,692

Balance, December 31, 2003	182,379	75,929	24	258,332
Dividends paid	—	(25,279)	—	(25,279)
Comprehensive income:
Net income	—	51,219	—	51,219
Change in net unrealized gain (loss) on available-for-sale securities, net of tax of $(14)	—	—	(22)	(22)

Total comprehensive income				51,197

Balance, December 31, 2004	$182,379	$101,869	$2	$284,250

See notes to combined financial statements.

Wright Express

Combined Statements of Cash Flows

(In thousands, except share and per share data)

	Years Ended December 31,
	2004	2003	2002
Cash Flows from Operating Activities
Net income	$51,219	$34,640	$24,421
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	7,376	7,284	8,075
Deferred taxes	(809)	1,165	1,302
Provision for credit losses	8,131	9,431	4,977
Loss on disposal of property and equipment	1,016	267	507
Changes in operating assets and liabilities:
Accounts receivable	(152,983)	(61,476)	(47,929)
Other assets	(1,279)	(222)	(73)
Accounts payable	71,981	23,540	(203)
Accrued expenses	7,622	223	(781)
Other liabilities	(784)	597	(2,665)
Due to/from related parties	(32,105)	(2,780)	580

Net cash provided by (used for) operating activities	(40,615)	12,669	(11,789)

Cash Flows from Investing Activities
Purchases of property and equipment	(11,039)	(11,700)	(14,776)
Purchases of available-for-sale securities	(985)	(17,562)	—
Purchases of Federal Home Loan Bank stock	(43)	(1,510)	(2)
Purchases of option contracts	(144)	(111)	(283)
Sales of property and equipment	1,346	43	51
Maturities of available-for-sale securities	758	—	—

Net cash used for investing activities	(10,107)	(30,840)	(15,010)

Cash Flows from Financing Activities
Dividends paid	(25,279)	—	—
Borrowing (repayment) on related party line-of-credit	(20,000)	20,000	—
Net increase (decrease) in deposits	102,542	27,924	(13,755)
Net increase (decrease) in borrowed federal funds	3,131	(22,058)	41,395

Net cash provided by financing activities	60,394	25,866	27,640

Net increase in cash and cash equivalents	9,672	7,695	841
Cash and cash equivalents, beginning of period	22,134	14,439	13,598

Cash and cash equivalents, end of period	$31,806	$22,134	$14,439

Interest paid	$5,556	$4,289	$6,197

No taxes were paid during the years ended December 31, 2004, 2003 and 2002.

See notes to combined financial statements.

Wright Express

Notes to Combined Financial Statements

(In thousands, except share and per share data)

1.	Nature of the business and basis of presentation

Wright Express LLC and its wholly owned subsidiaries and Wright Express Solutions and Technologies, LLC provide payment processing and information management services to the U.S. vehicle fleet industry. The accompanying Combined Financial Statements include the accounts and transactions of Wright Express LLC and its wholly owned subsidiaries and Wright Express Solutions and Technologies, LLC (collectively, the “Company” or “Wright Express”).

The Company is a Delaware Limited Liability Company and an indirect wholly owned subsidiary of Cendant Corporation (“Cendant”). At December 31, 2004, the Company was a wholly owned subsidiary of PHH Corporation, which was a wholly owned subsidiary of Cendant, see note 18 subsequent events. Wright Express Financial Services Corporation (“FSC”) is a wholly owned subsidiary of Wright Express LLC, a Utah-chartered industrial bank that is regulated, supervised and regularly examined by the Utah Department of Financial Institutions and the Federal Deposit Insurance Corporation (“FDIC”). The FDIC insures the deposits of FSC for up to $100 per depositor. All intercompany transactions and balances have been eliminated.

Unaudited Pro Forma Balance Sheet and Unaudited Pro Forma Earnings per Share Data

Prior to the completion of the proposed Initial Public Offering of Wright Express (the “IPO”), Wright Express LLC will be converted from a Delaware limited liability company to a Delaware corporation and will change its name to Wright Express Corporation. All of the outstanding membership interests of Wright Express LLC will be converted into approximately 40,000,000 shares of common stock and 100 shares of non-voting convertible preferred stock. In addition, prior to the completion of the IPO, the Company will declare a special dividend to its parent company, Cendant, totaling approximately $312,700. The accompanying unaudited pro forma balance sheet gives effect to the Company’s conversion to a Delaware corporation and the special dividend payable to Cendant as though both had occurred as of December 31, 2004.

As the Company will convert from a limited liability company to a Delaware corporation with one class of common stock and one class of non-voting convertible preferred stock upon completion of the IPO, the unaudited pro forma earnings per share data was presented on the face of Combined Statements of Income for all periods presented. The pro forma earnings per share and the pro forma weighted average shares outstanding reflect the estimated number of shares of common stock the Company expects to have outstanding upon the completion of the IPO.

2.	Summary of significant accounting policies

Use of estimates

The combined financial statements are presented in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the amounts reported and related disclosures. Estimates,

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands, except share and per share data)

by their nature, are based on judgment and available information. Accordingly, actual results could differ from those estimates. Among the more significant estimates made by management are those that relate to reserves for credit losses, which are discussed in more detail below.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents. Cash equivalents include federal funds sold, which are unsecured short-term investments entered into with financial institutions.

Accounts receivable

Accounts receivable principally represent amounts due from fleet customers, fleet management companies, automotive manufacturers and major oil companies which have utilized payment processing and information management services.

The Company’s reserve for credit losses relating to accounts receivable is established through a provision that is charged to expense, and represents an amount deemed sufficient to absorb management’s estimate of probable credit losses. The reserve reflects management’s estimate of uncollectible balances resulting from credit and fraud losses and is based on an ongoing review of the entire accounts receivable portfolio, past loss experience, and current economic conditions that may affect the customers’ ability to pay. Accounts are charged against the reserve when determined by management to be uncollectible. While management believes it uses the best information available to establish this reserve, future adjustments to the reserve may become necessary if economic conditions differ substantially from the assumptions used in making the estimates.

Concentrations of credit risk related to accounts receivable are limited due to the large number of customers included in the Company’s accounts receivable portfolio and their dispersion across many different industries and geographies within the United States.

Off-balance sheet financial instruments

In the ordinary course of business, the Company enters into off-balance sheet financial agreements by making commitments to extend credit. Such financial instruments are not recorded in the Combined Financial Statements until the commitment has been fulfilled, the credit has been extended and amounts are funded to the counterparty. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the Combined Balance Sheets (see Note 14—Commitments and contingencies).

In addition to commitments to extend credit, the Company also has an agreement with the FHLB in which mortgage loans sold to the FHLB may be subject to recourse provisions (e.g., if a loan goes delinquent within 120 days or if defects occur during the origination of the loan). No liability has been recorded for these loans subject to recourse in the Combined Balance Sheets (see Note 11—Related party transactions).

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands, except share and per share data)

The Company has one letter of credit in the amount of $2.1 million with the landlord of its LongCreek office space as the beneficiary. It was originally signed June 21, 2001 and has renewed annually. The current expiration date is June 21, 2005. It can expire on an anniversary date with 45 days notice.

Fair Value

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, deposits and borrowed federal funds approximate their fair values due to the short-term nature of the assets and liabilities.

Investments

The Company’s investment portfolio primarily consists of available-for-sale securities, comprising Federal National Mortgage Association (“FNMA”) mortgage-backed securities and auto lease-backed securities issued by an affiliate. While the Company’s intent is to hold debt securities to maturity, consistent with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” the Company has classified all debt securities and all investments in equity securities that have readily determinable fair values as available-for-sale, as the sale of such securities may be required prior to maturity to implement management strategies. These securities may be sold prior to maturity in response to changes in interest rates, changes in prepayment risk or for asset/liability management purposes. Realized gains and losses on the sale of available-for-sale securities are recorded on the trade date and are determined using the specific identification method. These securities are carried at fair value with net unrealized gains and losses (net of taxes) reported within accumulated other comprehensive income (loss) on the Combined Balance Sheets. Fair value is generally based on quoted market prices.

The Company also has an investment in the stock of the Federal Home Loan Bank (“FHLB”), which is carried at cost and not considered a readily marketable security. This investment is included in other assets on the Company’s Combined Balance Sheet.

Property, equipment and capitalized software

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense, while significant improvements are capitalized.

The Company purchases and develops software that is used internally. Software development costs are capitalized based upon Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Internal-use software development costs are tracked based upon development lifecycle phases and are capitalized once (i) management approves and funds the functional system design, (ii) project feasibility has been determined, and (iii) it is deemed probable that the project will be completed and the software will be used to perform the function intended. Costs incurred prior to meeting these

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands, except share and per share data)

qualifications are expensed as incurred. Capitalization of costs ceases when the project is substantially completed and ready for its intended use. Software development costs may become impaired in situations where development efforts are abandoned due to the viability of the planned project becoming doubtful or due to technological obsolescence of the planned software project.

Depreciation is computed using the straight-line method over the following estimated useful lives:

Category	Useful Life
Furniture, fixtures and equipment	3 - 7 years
Computer software	18 months - 7 years

Capitalized leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining lease term (ranging from 5 – 10 years).

Goodwill and identifiable intangible assets

The Company is required to assess goodwill and indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred.

The Company assesses goodwill for such impairment by comparing the carrying value of its reporting units to their fair values. The Company determines the fair value of its reporting units utilizing discounted cash flows and incorporates assumptions that it believes marketplace participants would utilize. When available and as appropriate, the Company uses comparative market multiples to corroborate the discounted cash flow results.

The Company performed its initial impairment assessment as of January 1, 2002 in connection with the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets,” and determined that the carrying amount of its reporting unit did not exceed its respective fair value. Accordingly, the initial implementation of this standard did not result in a charge and, as such, did not impact the Company’s results of operations during 2002. Subsequent to the initial assessment, the Company has performed its review annually on October 1. During the years ended December 31, 2004, 2003 and 2002, the Company determined that no such impairment had occurred.

The Company’s amortizable intangible assets are tested for impairment based on the comparison of its undiscounted cash flows to its carrying amounts and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Indefinite-lived intangible assets are tested for impairment and written down to fair value.

Impairment or disposal of long-lived assets

The Company evaluates the recoverability of its long-lived assets by comparing the respective carrying values of the assets to the current and expected future cash flows, on an undiscounted

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands, except share and per share data)

basis, to be generated from such assets. During the years ended December 31 2004, 2003 and 2002 the Company recognized $186, $133 and $410 of impairment losses on its long-lived assets. These losses have been included in occupancy and equipment on the Combined Statements of Income.

Stock-based compensation

Under Cendant’s existing stock-based compensation plans, Cendant common stock awards are granted to the Company’s employees. Prior to January 1, 2003, the Company measured its stock-based compensation using the intrinsic value approach under Accounting Principles Board (“APB”) Opinion No. 25, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.” The Company did not recognize compensation expense upon the issuance of its stock options to employees because the option terms were fixed and the exercise price equaled the market price of the underlying common stock on the date of grant. Therefore, the Company did not record compensation expense upon Cendant’s issuance of common stock options to the Company’s employees.

On January 1, 2003, Cendant and the Company adopted the fair value method of accounting for stock-based compensation provisions of SFAS No. 123, which is considered by the FASB to be the preferable accounting method for stock-based employee compensation. Cendant and the Company also adopted SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” in its entirety on January 1, 2003, which amended SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting. As a result, Cendant and the Company now expense employee stock awards over their vesting periods based upon the fair value of the award on the date of grant. As the Company elected to use the prospective transition method, the Company has recognized expense only for employee stock awards that were granted or modified subsequent to December 31, 2002.

The following table illustrates the effect on net income as if the fair value based method had been applied to all employee stock awards granted by Cendant to the Company’s employees for all periods presented:

	Years Ended December 31,
	2004	2003	2002
Reported net income	$51,219	$34,640	$24,421
Add back:
Stock-based employee compensation expense included in reported net income, net of tax(a)	538	192	—
Less:
Total stock-based employee compensation expense determined under the fair value based method for all awards, net of tax(b)	549	590	4,713

Adjusted net income	$51,208	$34,242	$19,708

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands, except share and per share data)

(a)	For more detail concerning compensation expense recorded within the Combined Statements of Income for stock awards granted by Cendant subsequent to December 31, 2002, see Note 16—Stock-based compensation.

(b)	The 2002 amounts reflect the August 27, 2002 acceleration of the vesting schedules for certain options previously granted by Cendant (see Note 16—Stock-Based Compensation). Pro forma compensation expense reflected for grants awarded prior to January 1, 2003 is not indicative of future compensation expense that may be recorded by the Company, as future expense will vary based upon factors such as the type of award granted by Cendant or the Company and the then-current fair market value of such award.

Grantor trust

The Company maintains a grantor’s trust to hold assets under the Company’s defined contribution plan. The assets held in the trust are designated as trading securities under SFAS No. 115, which requires securities to be recorded at fair value with any changes recorded currently to earnings. At December 31, 2004 and 2003 the aggregate market value of the securities within the trust was $513 and $501, respectively. Such amounts are included in other assets on the Combined Balance Sheets.

Revenue recognition

The Company provides payment processing and information management services to the vehicle fleet industry in the United States through its proprietary closed network of major oil companies, fuel retailers and vehicle maintenance providers. The Company’s closed network allows for collection of information from the transactions processed, which it collects at the point of sale. The Company provides its services to companies with vehicle fleets, as well as in conjunction with fleet management, automotive manufacturer and major oil companies, with which the Company maintains strategic relationships.

The Company has entered into agreements with major oil companies, fuel retailers and vehicle maintenance providers who participate in the proprietary closed network. These agreements specify that a transaction is considered captured when the Company has validated that the transaction has no errors and has accepted and posted the data to the Company’s records.

Revenue consists of:

Payment processing revenue

The Company earns revenue by processing payments to major oil companies, fuel retailers and vehicle maintenance providers on behalf of the Company’s customers and the customers of the Company’s strategic relationships. The Company enters into agreements with the major oil companies, fuel retailers and vehicle maintenance providers for the acceptance of purchases of products and services by the customers serviced by the Company, and the terms and conditions of the fees assessed by the Company for processing these payments. The fee charged to the major oil company, fuel retailer or vehicle maintenance provider is generally based upon a percentage of the amount purchased by the customers serviced by the Company; however, it may be based on a fixed amount charged per transaction or a combination of both. The processing fee is deducted from the Company’s payment to the major oil company, fuel retailer or vehicle

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands, except share and per share data)

maintenance provider or for the amount purchased by the Company’s customer or the customer of the Company’s strategic relationships and recorded as payment processing revenue at the time the transaction is captured. The Company also earns payment processing revenue from MasterCard-accepting vendors in a similar manner by issuing a corporate MasterCard charge card.

Transaction processing revenue

The Company earns revenue by processing transactions on behalf of certain of the Company’s strategic relationships. The Company enters into agreements with these strategic relationships that outline the terms and conditions of the services provided. The Company charges a fixed per transaction fee for performing the transaction processing services. Revenue is recorded at the time the transaction is captured.

Account servicing revenue

The Company earns account servicing revenue by assessing monthly fees to the Company’s customers, certain of the Company’s strategic relationships and the customers of the Company’s strategic relationships. The Company receives these fees for providing proprietary services, primarily vehicle data and monthly reports based on the number of vehicles that the Company provides proprietary services. The proprietary services the Company performs may vary depending upon the terms of the contract. Account servicing revenue is recognized monthly, as the Company fulfills its contractual service obligations.

Finance fees

The Company earns revenue by assessing finance fees to customers and the customers of the Company’s strategic relationships with overdue balances. These customers are contractually obligated to pay finance fees. The Company recognizes the finance fees as revenue, net of a provision to estimate uncollectible amounts, at the time the fees are assessed.

Other

Other revenues include fees from providing ancillary services, such as, consulting and information services and marketing services to the Company’s customers and strategic relationships and other companies related to the fleet payment processing industry. In addition, interest earned on investments in available-for-sale securities and dividend income earned on equity investments are included in other revenue. The Company recognizes the fees as revenue in the period that the services are performed and the interest and dividend income in the period it is earned.

Marketing and advertising expenses

Marketing and advertising costs are expensed in the period the advertising occurs. Advertising expenses totaled $2,038, $2,053 and $1,706 for the years ended December 31, 2004, 2003 and 2002, respectively. Marketing and advertising expenses are included in other expenses on the Combined Statements of Income.

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands, except share and per share data)

Derivatives

The Company uses derivative instruments as part of its overall strategy to manage its exposure to adverse fluctuations in gasoline prices. As a matter of policy, the Company does not use derivatives for trading or speculative purposes. All derivatives are recorded at fair value either as other assets or other liabilities on the Combined Balance Sheets in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Gains or losses related to derivative instruments that do not qualify for hedge accounting treatment are recognized currently in earnings. The change in fair value associated with the effective portion of derivative instruments that qualify for hedge accounting treatment under SFAS No. 133 is recorded as a component of other comprehensive income (loss) and the ineffective portion is reported currently in earnings. Amounts included in other comprehensive income (loss) are reclassified into earnings in the same period during which the hedged item affects earnings.

Income taxes

The Company is included in the consolidated federal income tax return of Cendant, and, therefore income taxes payable are included in due to related parties on the Combined Balance Sheets. In addition, the Company files unitary and consolidated state income tax returns with Cendant in jurisdictions where required. The Company has no foreign tax liabilities. The provision for income taxes is computed as if the Company filed its federal and state income tax returns on a stand-alone basis.

Recent accounting pronouncements

In March 2004, the Financial Accounting Standards Board (“FASB”) ratified the recognition and measurement guidance and certain disclosure requirements for impaired securities as described in Emerging Issues Task Force (EITF) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. Subsequently, in September 2004, the FASB issued FASB Staff Position (FSP) EITF Issue 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, ‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,’” which delays the effective date for the recognition and measurement guidance in EITF Issue No. 03-1. In addition, the FASB has issued a proposed FSP to consider whether further application guidance is necessary for securities analyzed for impairment under EITF issue No. 03-1. The Company continues to assess the potential impact that the adoption of the proposed FSP could have on the financial statements.

On December 16, 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe adoption of Statement 153 will have a material effect on its consolidated financial position, results of operations or cash flows.

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands, except share and per share data)

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123R, Share-Based Payment (“SFAS No. 123R”). This Statement is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires entities to recognize stock compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards (with limited exceptions). SFAS No. 123R is effective for the first interim or annual reporting period that begins after June 15, 2005. The Company has already adopted the fair value method of accounting for stock-based employee compensation and does not believe that this statement will have a material impact to the Combined Financial Statements.

3.	Reserves for credit losses

The following table presents changes in reserves for credit losses related to accounts receivable:

	Years Ended December 31,
	2004	2003	2002
Balance, beginning of period	$5,499	$4,926	$5,088
Provision for credit losses	8,131	9,431	4,977
Charge-offs	(12,725)	(11,810)	(7,185)
Recoveries of amounts previously charged-off	3,307	2,952	2,046

Balance, end of period	$4,212	$5,499	$4,926

4.	Available-for-sale securities

The Company’s available-for-sale securities as of December 31 are presented below:

2004	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
FNMA mortgage-backed securities	$2,692	$149	$157	$2,684
Auto-lease backed securities	14,585	—	—	14,585

Asset-backed securities	17,277	$149	$157	$17,269
Other equity securities	512	12	1	523

Total available-for-sale securities	$17,789	$161	$158	$17,792

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands, except share and per share data)

2003	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
FNMA mortgage-backed securities	$2,562	$39	$—	$2,601
Auto-lease backed securities	15,000	—	—	15,000

Asset-backed securities	$17,562	$39	$—	$17,601

The gross unrealized losses related to the FNMA mortgage-backed securities were due to changes in interest rates. These gross unrealized losses have been in such a position for less than twelve months. The Company’s management has determined that the gross unrealized losses on its investment securities at December 31, 2004 are temporary in nature. The Company reviews its investments to identify and evaluate investments that have indications of possible impairment. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee, and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. Substantially all of the Company’s fixed income securities are rated investment grade or better.

The Company had maturities of $758 of available-for-sale securities for the year ended December 31, 2004. No realized gains or losses were incurred as a result of these maturities. There were no sales or maturities of available-for-sale securities for the year ended December 31, 2003.

The maturity dates of the Company’s available-for-sale securities are as follows:

	December 31, 2004		December 31, 2003
	Cost	Fair Value	Cost	Fair Value
Due within 1 year	$—	$—	$—	$—
Due after 1 year through 5 years	14,585	14,585	15,000	15,000

	14,585	14,585	15,000	15,000
Mortgage-backed securities due to mature in 30 years	2,692	2,684	2,562	2,601
Other equity securities with no maturity dates	512	523	—	—

Total	$17,789	$17,792	$17,562	$17,601

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands, except share and per share data)

5.	Property, equipment and capitalized software, net

Property, equipment and capitalized software, net, consist of:

	December 31,
	2004	2003
Furniture, fixtures and equipment	$16,292	$17,925
Computer software	19,101	14,495
Software under development	20,664	18,769
Leasehold improvements	2,591	2,387

	58,648	53,576
Less accumulated depreciation and amortization	(21,174)	(17,437)

Total	$37,474	$36,139

6.	Goodwill and other intangibles

Intangible assets consist of:

	December 31,
	2004			2003
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized Intangible Assets
Technology(a)	$2,472	$(2,472)	$—	$2,472	$(2,472)	$—

Unamortized Intangible Assets
Trademark(b)(d)			2,421			2,421

Total			$2,421			$2,421

Goodwill(c)			$135,047			$135,047

(a)	Amortized over 16 months. The gross carrying amount of $2,472 reflects the allocation of the purchase price based upon the fair market value of the Company’s software on the acquisition date.

(b)	Comprised of the Company’s tradename, which is expected to generate future cash flows for an indefinite period of time.

(c)	The amount of the purchase price which was allocated to goodwill at March 1, 2001 totaled $137,921.

(d)	The amount of the purchase price which was allocated to trademark at March 1, 2001 totaled $2,472.

No amortization expense was recorded for the years ended December 31, 2004 and 2003.

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands, except share and per share data)

7.	Accounts payable

Accounts payable consist of:

	December 31,
	2004	2003
Merchants payable(a)	$190,470	$123,206
Trade accounts payable	7,052	2,347
Other payables	125	113

Total	$197,647	$125,666

(a)	Merchants payable consist of amounts owed to major oil companies, fuel retailers and vehicle maintenance providers on behalf of the Company’s customers and the customers of the Company’s strategic relationships.

8.	Deposits

Certificates of deposit

At December 31, 2004 and 2003, scheduled maturities of certificates of deposit of $80,884 and $86,604, respectively, were one year or less. All certificates of deposit are brokered certificates of deposit. The brokered certificates of deposit are issued in denominations greater than $100. However, the broker is required to issue the individual certificates of deposit in denominations of $100 or less.

The weighted average cost of funds on certificates of deposit approximated 2.52%, 1.45% and 2.27% at December 31, 2004, 2003 and 2002, respectively.

Non-interest bearing deposits

The Company may require customers to make collateral deposits for their credit accounts. These deposits approximated $4,784 and $4,811 at December 31, 2004 and 2003, respectively.

Money market deposits

The Company accepts mortgage escrow deposits in the form of money market deposits. These deposits approximated $108,692 and $403 at December 31, 2004 and 2003, respectively. The significant increase relates to the Company’s initiation of a mortgage escrow program. Under this program the Company accepts cash deposits from Cendant Mortgage Corporation (“Cendant Mortgage”) and holds them in escrow. The Company pays property taxes and homeowners insurance on behalf of the mortgage holders and incurs interest expense on the funds held. All amounts escrowed are due to be paid out in less than one year.

9.	Borrowed federal funds

The Company had federal funds lines-of-credit totaling $65,000 and $85,000 at December 31, 2004 and 2003, respectively. These lines-of-credit were with various financial institutions and had an average rate of 1.53%, 1.31% and 1.87% during 2004, 2003 and 2002, respectively. At

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands, except share and per share data)

December 31, 2004 the average rate on the outstanding lines-of-credit was 2.35%. Of the amounts available on the federal funds lines-of-credit, the Company had $27,097 and $23,966 outstanding at December 31, 2004 and 2003, respectively.

10.	Derivative instruments

From time to time the Company uses derivative instruments to manage the volatility in fuel prices. There were no outstanding derivative instruments at December 31, 2004 or 2003. Losses related to derivative instruments totaled $144, $170 and $209 for the years ended December 31, 2004, 2003 and 2002, respectively.

11.	Related parties

Due from related parties consists of:

	December 31,
	2004	2003
Amounts due from PHH Corporation:
Invested cash	$125,531	$58,276
Amounts due from PHH Vehicle Management Services, LLC:
Accounts receivable	8,651	4,811

Total	$134,182	$63,087

PHH Corporation

In the ordinary course of business, PHH Corporation sweeps cash from the Company’s bank accounts. For the years ended December 31, 2004, 2003 and 2002, the Company’s interest income related to such intercompany balances totaled $3,197, $1,393 and $763, respectively. These amounts are reflected in operating interest income in the Combined Statements of Income.

PHH Vehicle Management Services, LLC

In the ordinary course of business, PHH Management Services, LLC (“PHH”), a wholly owned subsidiary of PHH Corporation, uses the Company’s payment processing services. The Company earns revenue on a percentage of the total gasoline purchased by the clients of PHH. Revenues earned for the years ended December 31, 2004, 2003 and 2002 totaled $8,633, $7,067 and $5,936, respectively, and are included in payment processing revenue on the Combined Statements of Income.

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands, except share and per share data)

Due to related parties consists of:

	December 31,
	2004	2003
Amounts due to (from) Cendant:
Income taxes payable	$82,944	$49,194
Payroll-related charges	8,271	3,400
Corporate allocations	(315)	214
MasterCard line-of-credit (cash on hand)	2,066	(332)
Certificate of deposit	(1,500)	(1,500)

	91,466	50,976
Amounts due to PHH Corporation:
Line-of-credit borrowing	—	20,000
Amounts due to PHH Vehicle Management Services, LLC:
Software license fee	—	1,500

Total	$91,466	$72,476

Cendant

The Company’s income tax liability is paid by Cendant as part of the consolidated state and federal income tax filings of Cendant and its related entities. The Company has recorded its share of income taxes payable at December 31, 2004 and 2003 within the due to related parties line on the Combined Balance Sheets.

The Company’s payroll and related expenses are administered by Cendant. The Company reimburses Cendant for the administration and the related cost of the payroll expenses.

The Company is allocated general corporate overhead expenses from Cendant for various corporate-related functions, as well as other expenses directly attributable to the Company’s operations. Cendant allocates corporate overhead to the Company based on a percentage of the Company’s forecasted revenues and allocates other expenses that directly benefit the Company based on the Company’s actual utilization of the services. Corporate expense allocations include executive management, insurance, human resources, telecommunications, real estate and tax services. These amounts are included in other expenses in the Combined Statements of Income. The Company believes the assumptions and methodologies underlying the allocations of general corporate overhead and direct expenses from Cendant to the Company are reasonable and comparable to the amounts that would have been incurred if the Company had performed these functions as a stand-alone company. The Company paid $2,903, $2,534 and $2,157 to Cendant related to these expenses for the years ended December 31, 2004, 2003 and 2002, respectively.

All allocated overhead expenses as well as direct charges are included in the due to related parties line item on the Combined Balance Sheets. Cendant uses cash swept from the Company’s

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands, except share and per share data)

bank accounts to fund these disbursements. Cendant did not charge interest on these balances during any period presented within the Combined Financial Statements.

At December 31, 2004 and 2003, the Company had issued a certificate of deposit of $1,500 to Cendant to collateralize the MasterCard line-of-credit that the Company had issued on Cendant’s behalf in accordance with FDIC rules. The amount has been included in the due to related parties line on the Combined Balance Sheet, as it will be used to settle amounts currently due to Cendant. Additionally, at December 31, 2003 the Company had cash on hand from Cendant, which was subsequently used to repay a portion of the outstanding balance on the MasterCard line-of-credit.

Activity with Cendant recorded in due to related parties consists of:

	Years Ended December 31,
	2004	2003	2002
Due to Cendant, beginning balance	$50,976	$31,217	$14,995
Income taxes	33,750	21,132	14,306
Payroll-related charges	45,935	43,955	40,295
Corporate allocations	2,831	2,642	2,127
MasterCard line-of-credit activity	2,398	—	—
Cash payments	(44,424)	(47,970)	(40,506)

Due to Cendant, ending balance	$91,466	$50,976	$31,217

Average quarterly balance	$71,863	$42,297	$26,447

PHH Corporation

The Company participates in a $100,000 revolving line-of-credit agreement with PHH Corporation, which bears interest at LIBOR plus an agreed-upon margin. At December 31, 2003 the Company had $20,000 outstanding with PHH Corporation at a rate of 2.27% which was repaid on January 2, 2004. Interest expense incurred was not material to the Combined Statements of Income for the years ended December 31, 2004 or 2003. There were no borrowings on the revolving line-of-credit with PHH Corporation at December 31, 2004.

PHH Vehicle Management Services, LLC

At December 31, 2003 the Company had an outstanding balance of $1,500 payable to PHH for a software-licensing fee. Amounts payable to PHH are included as due to related parties in the Combined Balance Sheets. No interest was charged by PHH or received by the Company in any period presented with respect to intercompany activity with PHH. There were no such amounts owed to PHH at December 31, 2004.

Cendant Mortgage

During 2003, the Company entered into a mortgage loan purchase, sale and servicing agreement with Cendant Mortgage, a wholly owned subsidiary of PHH Corporation. In connection with this agreement, the Company agreed to purchase mortgage loans and resell those loans to the FHLB.

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands, except share and per share data)

The Company had no outstanding commitments to purchase mortgage loans from Cendant Mortgage at December 31, 2004.

Mortgage loans sold to the FHLB may be subject to recourse provisions (e.g., if a loan goes delinquent within 120 days or if defects occurred during the origination of the loan). As of December 31, 2004, the Company had no exposure related to loans subject to FHLB recourse provisions. As of December 31, 2004 and 2003 the Company was not holding any loans from Cendant Mortgage pending sale to the FHLB. The Company recognized $95 of gains on sales to the FHLB in 2003 which have been recorded in other revenue in the Combined Financial Statements. Subsequent to December 31, 2003, activity related to the mortgage loan purchase, sale and servicing agreement was discontinued and no revenue was recorded in 2004 with respect to gains on sales to the FHLB. All commitments expired by September 30, 2004.

Other agreements with related parties

•  The Company has an agreement with Jackson Hewitt Tax Service Inc., a former subsidiary of Cendant, to provide the Jackson Hewitt CashCard to Jackson Hewitt’s customers. Under the agreement, the Company provides this MasterCard debit card, branded under the Jackson Hewitt name; to Jackson Hewitt customers which allows these customers to receive their tax refund proceeds on the card. The Company prepares, produces and distributes to Jackson Hewitt the cards, cardholder agreements and related disclosures, establish a cardholder relationship with the customer and manage the customer’s transactions. As part of the revenue sharing, the Company pays Jackson Hewitt 50% of the net revenue, which includes interchange revenue received from MasterCard, cardholder fees and interest revenue, less transaction processing costs and direct program support charges, including fraud and credit losses, incurred by the Company and third-party vendors. Under this agreement, the Company received $3,479, $3,372 and $219 in gross revenue for the years ended December 31, 2004, 2003 and 2002, respectively.

•  The Company has an agreement with Terrapin Funding LLC, a subsidiary of Cendant, pursuant to which the Company purchased asset-backed securities. There are no specific terms or minimum purchase requirements. Under this agreement, the Company received approximately $381 and $116 in revenue for the years ended December 31, 2004 and 2003, respectively. The Company did not receive any revenue for the year ended December 31, 2002.

•  The Company has an agreement with Cendant Travel Distribution Services, Inc., or TDS, a subsidiary of Cendant, to provide a MasterCard rotating account program. Under this agreement, subsidiaries and affiliates of TDS may participate in the program for their purchasing needs, particularly, their online reservation systems. TDS pays for all purchases made on any rotating accounts, and the Company pays TDS a rebate based on the purchase agreement, the Company received approximately $889, $351 and $20 in revenue for the years ended December 31, 2004, 2003 and 2002, respectively.

•  The Company has an agreement with Cendant Operations, Inc., a subsidiary of Cendant, to provide a MasterCard program. Under this agreement, the Company provides MasterCard purchasing charge cards to various Cendant subsidiaries and affiliates. Cendant pays for all of its

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands, except share and per share data)

purchase transactions, and the Company pays Cendant a rebate based on the purchases. The term of the agreement is through August 23, 2005. Under this agreement, the Company received approximately $403 and $33 in revenue for the years ended December 31, 2004 and 2003, respectively. The Company did not receive any revenue for the year ended December 31, 2002.

12.	Income taxes

The provision (benefit) for income taxes consists of:

	Years Ended December 31,
	2004	2003	2002
Current
Federal	$28,250	$17,848	$12,112
State	5,500	3,281	2,288

Total current	33,750	21,129	14,400

Deferred
Federal	(654)	876	1,059
State	(155)	289	243

Total deferred	(809)	1,165	1,302

Total	$32,941	$22,294	$15,702

The provision for income taxes includes deferred taxes resulting from the difference in the basis of assets and liabilities for income tax and financial statement purposes. The Company computes income tax expense and deferred income taxes using the asset and liability method.

Deferred income tax assets and liabilities consist of:

	December 31,
	2004	2003
Deferred income tax assets:
Accrued liabilities	$720	$580
Reserve for credit losses	1,738	2,368

Deferred income tax assets	2,458	2,948
Deferred income tax liabilities:
Depreciation and amortization	741	2,437
Prepaid expense and other	1,215	832

Deferred income tax liabilities	1,956	3,269

Net deferred income tax asset (liability)	$502	$(321)

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands, except share and per share data)

The Company’s effective income tax rate differs from the U.S. statutory rate as follows:

	Years Ended December 31,
	2004	2003	2002
Federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefits	4.0%	4.1%	4.0%
Amortization of non-deductible goodwill	—	—	—
Other	0.1%	0.1%	0.1%

Effective income tax rate	39.1%	39.2%	39.1%

Consolidated federal and state income tax returns of Cendant for various periods, some of which include the Company, are currently under examination by the Internal Revenue Service and certain state tax authorities. Cendant’s management does not believe that the conclusion of these examinations will result in significant adjustments to the Combined Financial Statements as presented.

13.	Employee benefit plan

The Company participates in a Cendant sponsored 401(k) retirement and savings plan. The Company’s employees that are at least 18 years of age, have worked at least 1,000 hours in the past year and have completed one year of service are eligible to participant in this plan. The Company matches 100 percent of each employee’s contributions up to a maximum of 6 percent of each employee’s salary. All contributions vest immediately. Cendant has the right to discontinue this plan at any time. Contributions to the plan are voluntary. The Company contributed $1,181, $1,312 and $1,189 to this plan during the years ended December 31, 2004, 2003 and 2002, respectively.

14.	Commitments and contingencies

Litigation

On October 14, 2003, the bankruptcy trustee of Enron Corporation filed a complaint against the Company for preference and fraudulent transfer claims in the United States Bankruptcy Court for the Southern District of New York. Additional claims were added by way of an amended complaint filed on December 1, 2003. The total claims outstanding at December 31, 2004 were $3,305. Although the Company believes the claims are without merit, it cannot predict the ultimate outcome of this matter. However, using management’s best estimates based on similar historical cases and in consideration of the facts of the case, the Company recorded a legal reserve of $450, which is included in accrued expenses in the Combined Balance Sheets.

In addition, the Company is involved in pending litigation in the usual course of business. In the opinion of management, such litigation will not have a material adverse effect on the Company’s combined financial position, results of operations or cash flows.

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands, except share and per share data)

Extension of credit to customers

The Company has commitments aggregating approximately $1,528,000 and $963,000 related to payment processing services at December 31, 2004 and 2003, respectively, primarily related to commitments to extend credit to customers and customers of strategic relationships as part of established lending product agreements. Many of these are not expected to be drawn; therefore, total unused credit available to customers and customers of strategic relationships does not represent future cash requirements. These amounts are not recorded on the Combined Balance Sheets.

Operating leases

The Company leases office space and equipment under non-cancelable operating leases that expire at various dates through 2012. Rental expense related to these leases amounted to $3,002, $2,958 and $2,697 for the years ended December 31, 2004, 2003 and 2002, respectively. These amounts were included in the occupancy and equipment line on the Combined Statements of Income.

Future minimum lease payments under non-cancelable operating leases are as follows:

Years Ended December 31,
2005	$5,202
2006	4,826
2007	3,511
2008	2,312
2009 and thereafter	5,494

Total	$21,345

15.	Cash and dividend restriction

Cash

Federal Reserve Board regulations may require reserve balances on certain deposits to be maintained with the Federal Reserve Bank. No such reserves were required at December 31, 2004 and 2003.

Dividends

FSC is chartered under the laws of the State of Utah and the FDIC insures its deposits. Under Utah law, FSC may only pay a dividend out of undivided profits after it has (i) provided for all expenses, losses, interest, and taxes accrued or due from FSC and (ii) transferred to a surplus fund 10% of its net profits before dividends for the period covered by the dividend, until the surplus reaches 100% of its capital stock. For purposes of these Utah dividend limitations, the FSC’s capital stock is $5,250 and its capital surplus exceeds 100% of capital stock.

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands, except share and per share data)

Under FDIC regulations, FSC may not pay any dividend if, following the payment of the dividend, FSC would be “undercapitalized”, as defined under the Federal Deposit Insurance Act and applicable regulations.

FSC complied with the aforementioned dividend restrictions for the years ended December 31, 2004, 2003 and 2002.

16.	Stock-based compensation

Under its existing stock-based compensation plans, Cendant granted stock options and restricted stock units (“RSUs”) to the Company’s employees. Prior to January 1, 2003, Cendant and the Company typically used stock options as a form of equity compensation. However, subsequent to December 31, 2002, Cendant changed the method by which it provides stock-based compensation to the Company’s employees and began issuing Cendant RSUs in place of stock options.

Stock Options

Employee stock options granted by Cendant generally have a ten-year term and vest ratably over periods ranging from two to five years. These employee stock options were granted with exercise prices at then-current fair market value. The activity of Cendant’s stock option plans related to the Company’s employees consisted of:

Years ended December 31,	2004		2003		2002
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Beginning balance	902,957	$17.42	1,330,183	$17.70	700,333	$16.45
Granted at fair market value	—	—	—	—	675,300	18.92
Exercised	(226,090)	17.21	(201,285)	11.66	(8,001)	10.33
Forfeited	(19,913)	17.69	(225,941)	24.23	(37,449)	17.78

Ending balance	656,954	$17.49	902,957	$17.42	1,330,183	$17.70

During 2002, Cendant’s Board of Directors accelerated the vesting of certain options previously granted with exercise prices greater than or equal to $15.1875. In connection with such action, approximately 642 options (with a weighted average exercise price of $19.01), substantially all of which were scheduled to become exercisable by January 2004, became exercisable as of August 27, 2002. In addition, the post-employment exercise period for the modified options was reduced from one year to thirty days. However, if the employee remains employed by the Company or another Cendant entity through the date on which the option was originally scheduled to become vested, the post-employment exercise period will be one year. In accordance with the provisions of the FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation (an Interpretation of APB Opinion No. 25),” there was no charge associated with this modification since none of the modified options had intrinsic value because the market price of the underlying Cendant common stock on August 27, 2002 was less than the exercise price of the modified options.

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands, except share and per share data)

The table below summarizes information regarding outstanding and exercisable Cendant stock options issued to the Company’s employees as of December 31, 2004:

	Outstanding Options			Exercisable Options
	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0.01 to $10.00	2,298	6.2	$7.59	2,298	$7.59
$10.01 to $20.00	652,477	7.8	17.50	649,143	17.52
$20.01 to $30.00	1,763	2.7	24.58	1,763	24.58
$30.01 to $40.00	416	1.3	32.33	416	32.33

	656,954	7.8	$17.49	653,620	$17.51

The weighted-average grant-date fair value of Cendant common stock options granted during the year ended December 31, 2002 was $8.69. The fair values of these stock options are estimated on the dates of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for stock options granted in 2002:

Year ended December 31,	2002
Dividend yield	0.00%
Expected volatility	50.00%
Risk-free interest rate	4.20%
Expected holding period (years)	4.5

Restricted Stock Units

Each RSU granted by Cendant entitles the employee to receive one share of Cendant common stock upon vesting, which occurs ratably over a four-year period. The activity of Cendant’s RSU plans related to the Company’s employees consisted of:

Years ended December 31,	2004		2003
	RSUs	Weighted Average Grant Price	RSUs	Weighted Average Grant Price
Beginning balance	132,075	$13.65	—	$—
Granted at fair market value	253,702	23.13	134,384	13.65
Vested	(32,934)	13.65	—	—
Forfeited	(22,157)	16.60	(2,309)	13.64

Ending balance	330,686	$20.73	132,075	$13.65

The Company recorded compensation expense for such RSUs on a basis consistent with the related vesting period. During the years ended December 31, 2004 and 2003, the Company

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands, except share and per share data)

recorded pre-tax compensation expense of $885 and $316, respectively, in connection with these RSUs, which is included within salary and other personnel expenses on the Company’s Combined Statements of Income.

17.	Segment information

The Company has five operating segments, based on the segments’ economic environment, geographic area, the nature of services and the nature of processes:

•  Direct — In the direct segment, the Company provides transaction and payment processing services directly to commercial and government vehicle fleets using its own brand. The Company maintains a direct relationship with the fleet customers. The fleet customers in the direct segment consist of fleets of all sizes and vehicle categories.

•  Co-branded — In the co-branded segment, the Company provides transaction and payment processing services to and on behalf of fleet management companies and automotive manufacturers (collectively, “Strategic Relationship”) using both the Strategic Relationship’s and the Company’s brand names. The Strategic Relationships offer the Company’s transaction and payment processing services to the customers of the Strategic Relationship as part of a larger package of fleet services. The co-branded segment services small, mid-size and large fleet customers of our Strategic Relationships.

•  Private label — Through our private label segment, the Company provides transaction and payment processing services for and in collaboration with major oil companies using only the oil companies’ brand names. The oil companies’ fleet customers that utilize the Company’s services are typically small businesses. The oil companies are utilizing the Company’s services in order to establish and enhance customer loyalty, as the services are available exclusively at the fuel location of the oil company with whom the Company has the private label relationship.

•  Roadsmith — The Roadsmith segment provides transaction and payment processing services which are focused toward regional fuel retailers. The fleet customers in the Roadsmith segment are typically small fleets who only travel locally within the region of the fuel retailer.

•  MasterCard — The Company’s MasterCard segment provides charge card products and stored value card products. The charge card products are used by businesses to facilitate purchases of products and utilize the Company’s information management capabilities. The MasterCard segment employs different software and a different functionality. The customers in the MasterCard segment are generally not fleet customers.

The direct, co-branded, private label and Roadsmith operating segments have been reported as one reporting segment, Wright Express, given their similar economic characteristics, services, customers and processes. The MasterCard operating segment is reported in the “Other” category.

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands, except share and per share data)

An analysis of the business segment information to the respective information in the Combined Financial Statements is as follows:

	Wright Express	Other	Total Consolidated
Year ended December 31, 2002
Total revenues	$119,795	$6,806	$126,601
Net income	23,413	1,008	24,421
Operating interest expense	4,513	322	4,835
Operating interest income	763	—	763
Depreciation and amortization	8,048	27	8,075
Provision for income taxes	15,055	647	15,702

Year ended December 31, 2003
Total revenues	$146,011	$10,928	$156,939
Net income	34,001	639	34,640
Operating interest expense	4,032	176	4,208
Operating interest income	1,393	—	1,393
Depreciation and amortization	7,258	26	7,284
Provision for income taxes	21,882	412	22,294

Year ended December 31, 2004
Total revenues	$176,911	$12,189	$189,100
Net income	49,007	2,212	51,219
Operating interest expense	5,398	227	5,625
Operating interest income	3,197	—	3,197
Depreciation and amortization	7,348	28	7,376
Provision for income taxes	31,515	1,426	32,941

Certain costs are allocated to the segments; these allocations encompass most of the expenses of the Company with the exception of certain direct costs. Expenses are allocated using a methodology that, in the opinion of management, most closely approximates the actual use of resources by the segment. The predominant factors used for allocation include number of transactions, total revenue and estimated direct labor usage. The allocation rates are updated throughout the reporting period to maintain the most accurate allocation possible.

The chief operating decision maker does not review asset information in evaluating the performance of the segments or allocation of resources to the segments. The Company does not allocate assets to its segments.

All of the Company’s operating segments conduct their business in North America.

Wright Express

Notes to Combined Financial Statements—(concluded)

(In thousands, except share and per share data)

18.	Subsequent events

On November 22, 2004, the Company filed an Initial Public Offering with the US Securities and Exchange Commission (the “IPO”). Prior to the completion of the IPO, Wright Express LLC will be converted from a Delaware limited liability company to a Delaware corporation and will change its name to Wright Express Corporation. All of the outstanding membership interests of Wright Express LLC will be converted into two classes of stock, common stock and Series A non-voting convertible preferred stock (the “convertible preferred stock”), which will be entitled to receive cumulative cash dividends out of funds legally available. Dividends on the Series A non-voting convertible preferred stock will accumulate at a floating rate equal to the three-month LIBOR, plus 150 basis points. The convertible preferred stock will be convertible to common stock at the option of the holder after the fifth anniversary, redeemable by the Company any time after the fifth anniversary, redeemable at the option of the holder on the five and one-half year anniversary from the date of issuance and each anniversary thereafter and mandatorily redeemable on the tenth anniversary.

In addition, the Company will effect several actions in conjunction with the IPO. These actions include paying a special dividend to its parent, Cendant, as discussed in Note 1, and also entering into a new credit agreement with a syndicate of financial institutions, including affiliates of certain underwriters of the offering consisting of a term loan and a revolving credit facility. This new credit agreement is expected to contain various customary restrictive covenants that may limit the Company’s ability to pay dividends. The Company also intends to enter into a transition services agreement with Cendant to provide for an orderly transition to an independent public company. The Company will also execute a tax receivable agreement with Cendant, which will govern the sharing of tax benefits resulting from the offering.

On January 19, 2005, the assets of Wright Express Solutions and Technologies, LLC were transferred to Wright Express LLC.

Also on January 19, 2005, the Company entered into put and call option contracts (the “collars” or “derivatives”) based on the then current market price of unleaded gasoline. The derivatives were to expire on a monthly basis over a two year period. On January 27, 2005, the derivatives were restructured, which resulted in increasing the strike prices of the collars, and incurring a one time charge of $8,450. The realized and unrealized gains or losses associated with these contracts will be reflected as a component of earnings.

On January 25, 2005, the Company paid a dividend of $25,090 to PHH Corporation, a former subsidiary of Cendant Corporation. This dividend was paid in connection with this offering and is included in the special dividend payable to Cendant and has been included on the pro forma balance sheet and discussed in Note 1.

On January 31, 2005, Cendant Corporation completed a spin-off of its mortgage and fleet management businesses through the distribution to its stockholders of 100% of the shares of its previously wholly-owned subsidiary, PHH Corporation. Accordingly, the Company is now a subsidiary of Cendant Mobility Services Corporation, a wholly-owned subsidiary of Cendant

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands, except share and per share data)

Corporation. In conjunction with the spin-off of PHH Corporation, cash will no longer be swept by PHH Corporation from the Company’s bank accounts, which for the years ended December 31, 2004, 2003 and 2002 had resulted in operating interest income of $3,197, $1,393 and $763, respectively.

******

40,000,000 shares

Common stock

Prospectus

JPMorgan	Credit Suisse First Boston	Merrill Lynch & Co.

Banc of America Securities LLC

Citigroup

Deutsche Bank Securities

Goldman, Sachs & Co.

Lehman Brothers

UBS Investment Bank

Wachovia Securities

February 15, 2005

You should rely on the information contained in this prospectus. Neither we, the selling stockholder or the underwriters have authorized any other person to provide you with information that is different from that contained in this prospectus. Neither we, the selling stockholder or underwriters are making, nor will make, an offer to sell the common stock in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of the front cover, regardless of the time of delivery of this prospectus or any sale of the common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Through and including March 12, 2005, all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.